Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169661

PROSPECTUS

POKERTEK, INC.

2,247,843 Shares of Common Stock

This prospectus relates to the sale of up to 2,247,843 shares of the common stock, no par value, of PokerTek, Inc. (referred to herein as the “Registrant,” the “Company,” “PokerTek,” or “we,” “us,” or “our”) by the “selling shareholder,” Lincoln Park Capital Fund, LLC (“LPC”). Please refer to “Selling Shareholder” beginning on page 29.  The prices at which LPC may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by LPC.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and quoted on the NASDAQ Capital Market under the symbol “PTEK.” On November 10, 2010, the last reported sale price for our common stock as reported on the NASDAQ Capital Market was $0.85 per share. We have applied to have the shares of common stock offered pursuant to this prospectus approved for listing on the NASDAQ Capital Market.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 4 for a discussion of these risks.

The selling shareholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 12, 2010.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different~~.~~from that which is contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this document, regardless of the time of delivery of this prospectus or any sale of securities. Our business, financial condition or results of operations may have changed since that date. This prospectus contains important information about us that you should read and consider carefully before you decide whether to invest in our common stock. If you have any questions regarding the information in this prospectus, please contact Mark D. Roberson, our Chief Executive Officer, at: PokerTek, Inc., 1150 Crews Road, Suite F, Matthews, NC 28105, or by phone at (704) 849-0860.

All dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters.

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PROSPECTUS SUMMARY

The following is a brief summary of certain information contained elsewhere in this prospectus. This summary is not intended to be a complete description of the matters covered in this prospectus and is qualified in its entirety by reference to the more detailed information contained in this prospectus. You are urged to read this prospectus in its entirety, including the financial statements and related notes and the “Risk Factors” section. Unless the context requires otherwise, “we,” “us,” “our,” “PokerTek” and the “Company” refer to PokerTek, Inc.

Business

We are a North Carolina corporation. Our principal executive offices are located at 1150 Crews Road, Suite F, Matthews, North Carolina 28105. Our telephone number is 704-849-0860. The address of our website is www.pokertek.com. Information on our website is not part of this prospectus.

We are engaged in the development, manufacture and marketing of electronic software and hardware products and we operate in two business segments – gaming and amusement.

Through our gaming business, we currently market our PokerPro® product to casinos, cruise line operators, racinos, card clubs and lotteries worldwide. The PokerPro system consists of electronic poker table(s) and related peripheral equipment providing a fully-automated poker-room environment designed to enhance operator revenue opportunities while decreasing startup and operating costs through automation. We first introduced PokerPro in 2005 and have continued to invest in features and innovations to enhance the player and operator experience. We distribute PokerPro using our internal sales force to customers worldwide, generally on a recurring revenue participation model, recurring revenue fixed license fee model or as a sale of hardware combined with recurring license and support fees.

Through our amusement business, we market our Heads-Up Challenge™ product to coin-op amusement operators, distributors, bars, and restaurants. Heads-Up Challenge is an innovative amusement platform that enables two players to compete head-to-head against each other for entertainment purposes in non-gambling venues such as bars and restaurants. We introduced Heads-Up Challenge in late 2007 as a Texas Hold’em Poker amusement game and later added Bocce as a second game on the platform. For Heads-Up Challenge, we place product on a recurring license basis directly to operators and bars in the United States. We continued to sell the product in international markets and in certain other circumstances in the United States; however, the market for amusement products continues to be challenging. In light of the downturn in the Amusement industry and the significant decline in demand and pricing power for our Heads-Up Challenge, in August 2010 we approved a plan to discontinue our amusement business to focus on our higher-margin gaming business.

The Offering

On June 24, 2010, we executed a purchase agreement, as amended and restated on September 27, 2010 (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with LPC pursuant to which LPC has purchased and we have issued 100,000 shares of our common stock together with warrants to purchase an equivalent number of shares at an exercise price of $1.10 per share, for total consideration of $100,000. The warrants have a term of five years. Under the Purchase Agreement, we also have the right to sell to LPC up to an additional $4,900,000 of our common stock at our option as described below.The original purchase agreement dated June 24, 2010 was amended and restated on September 27, 2010 to make clear that LPC does not have the ability to make an investment decision after the filing of our registration statement and that LPC is irrevocably bound to purchase the securities underlying the put. In addition, under the amended and restated purchase agreement LPC does not have the right to terminate the agreement upon the occurrence of an event of default.

Pursuant to the Registration Rights Agreement, we had filed a registration statement that includes this prospectus with the Securities and Exchange Commission (the “SEC”) covering the shares that have been issued or may be issued to LPC under the Purchase Agreement. We did not have the right to commence any additional sales of our shares to LPC until the SEC had declared effective the registration statement of which this prospectus is a part. Thereafter, over approximately 30 months, generally we have the right to direct LPC to purchase up to an additional $4,900,000 of our common stock in amounts up to $50,000 as often as every two business days under certain conditions. We can also accelerate the amount of our stock to be purchased under certain circumstances. No sales of shares may occur below $0.25 per share. The purchase price of the shares will be based on the market prices of our shares at the time of sale as computed under the Purchase Agreement without any discount. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon one business day’s notice. We issued 137,500 shares of our stock to LPC as a commitment fee for entering into the agreement, and we may issue up to 180,000 shares pro rata as LPC purchases up to an additional $4,900,000 of our stock as directed by us.

As of October 15, 2010, there were 15,068,080 shares outstanding (6,981,030 shares held by non-affiliates). The 2,247,843 offered shares consist of 100,000 shares we have issued, and 100,000 shares underlying an accompanying warrant, which together we have sold to LPC for $100,000; 1,730,343 additional shares that we may sell to LPC; 137,500 shares we have issued as a commitment fee; and 180,000 shares that we may issue as a commitment fee pro rata as up to an additional $4,900,000 of our stock is purchased by LPC. If all of the 2,247,843 shares offered by LPC hereby was issued and outstanding as of the date hereof, such shares would represent 13.16% of the total common stock outstanding or 25% of the non-affiliates shares outstanding, as adjusted, as of the date hereof.

Under the Purchase Agreement and the Registration Rights Agreement, we are required to register and have included in the offering pursuant to this prospectus (1) 237,500 shares which have already been issued; (2) an additional 180,000 shares which we may issue in the future as a commitment fee pro rata as we receive the $4,900,000 of future funding; (3) at least 1,730,343 shares which we may sell to LPC after our registration statement is declared effective; and (4) 100,000 shares underlying a warrant. All 2,247,843 shares, or 13.16% of our outstanding shares of common stock on October 15, 2010, are being offered pursuant to this prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 2,247,843 shares to LPC. As of the date hereof, we do not currently have any plans or intent to sell to LPC any shares beyond the 2,247,843 shares offered hereby. However, if we elect to sell more than the 2,247,843 shares (which we have the right but not the obligation to do), we must first register under the Securities Act any additional shares we may elect to sell to LPC before we can sell such additional shares. This could cause substantial dilution to our shareholders. In addition, in the event that we decide to issue more than 19.99% of our outstanding shares of common stock to LPC, we would first be required to seek shareholder approval in order to be in compliance with the NASDAQ Capital Market rules. The number of shares ultimately offered for sale by LPC is dependent upon the number of shares purchased by LPC under the Purchase Agreement.

The Registration Statement filed in connection with this offering was declared effective by the SEC on November 10, 2010 and all conditions precedent to Commencement (as defined in the Purchase Agreement) have been generally satisfied.

Securities Offered

Common stock to be offered	2,247,843 shares consisting of:
by the selling shareholder
● 100,000 shares issued;
● 1,730,343 additional shares issuable to LPC under the Purchase Agreement;
● 137,500 initial commitment shares issued to LPC; and
● 100,000 shares issuable to LPC under the Warrants.
● 180,000 additional commitment shares to be issued pro rata to LPC.

Common stock outstanding prior to this offering	15,068,080 shares (including 237,500 shares already issued to LPC)

Use of Proceeds
We will receive no proceeds from the sale of shares of common stock by LPC in this offering. However, we may receive up to an additional $4,900,000 under the Purchase Agreement with LPC pursuant to the sale of 1,730,343 shares of our common stock. Any proceeds that we receive from sales to LPC under the Purchase Agreement will be used to fund our working capital needs and our new business strategy. See “Use of Proceeds.”

NASDAQ Capital Market symbol	PTEK

SUMMARY FINANCIAL AND OPERATING INFORMATION

The following summary financial information is derived from our financial statements for the period ended June 30, 2010 and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Statements of Operations Data:
Total Revenue	$1,557,868	$1,519,032	$3,430,718	$3,654,900
Gross profit (loss)	(184,609)	506,420	757,738	1,287,832
Selling, general and administrative expenses	1,206,434	1,555,952	2,375,334	3,338,291
Research and development	251,314	295,495	540,358	655,321
Loss from operations	(1,993,003)	(1,522,448)	(2,788,300)	(3,205,705)
Net (loss)	(2,039,887)	(1,640,433)	(2,896,480)	(3,450,946)
Net (loss) per common share –
basic and diluted	$(0.14)	$(0.15)	$(0.20)	$(0.31)
Weighted average number of shares outstanding–
basic and diluted	14,627,645	11,021,429	14,350,435	11,021,429

	As of	As of
	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
Balance Sheet Data:
Cash and cash equivalents	$704,280	$636,374
Working capital (deficiency)	1,882,364	2,612,860
Total assets	6,456,965	8,283,099
Total liabilities	3,034,787	2,782,601
Total stockholders’ equity	3,422,178	5,500,498

SUMMARY PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma information assumes that the disposition of the Amusement segment occurred as of January 1, 2009. The adjustments to the historical financial statements consist primarily of adjustments to exclude segment revenues, costs, assets and liabilities. This unaudited pro forma information should not be relied upon as necessarily being indicative of historical results that would have been obtained if the disposition had actually occurred on that date, nor of the results that may be obtained in the future.

The condensed consolidated pro forma statement of operations for the year ended December 31, 2009 is as follows:

	As Reported	Adjustments	Pro forma
Revenue	$6,692,348	$(1,278,526)	$5,413,822
Gross profit	2,482,027	(83,656)	2,398,371
Operating expenses	7,760,417	(114,421)	7,645,996
Operating loss	(5,278,390)	30,765	(5,247,625)
Net loss	(5,674,211)	30,765	(5,643,446)
Net loss per common share - basic and diluted	(0.47)	0.00	(0.47)

The condensed consolidated pro forma statement of operations for the six months ended June 30, 2010 is as follows:

	As Reported	Adjustments	Pro forma
Revenue	$3,430,718	$(580,758)	$2,849,960
Gross profit	757,738	951,271	1,709,009
Operating expenses	3,546,038	(183,045)	3,362,993
Operating loss	(2,788,300)	1,134,316	(1,653,984)
Net loss	(2,896,480)	1,134,316	(1,762,164)
Net loss per common share - basic and diluted	(0.20)	0.08	(0.12)

The condensed consolidated pro forma balance sheet as of June 30, 2010 is as follows:

Assets	As Reported	Adjustments	Pro forma
Current assets:
Cash and cash equivalents	$704,280	$-	$704,280
Accounts receivable, net	766,144	(25,002)	741,142
Inventory	1,903,118	(506,806)	1,396,312
Other assets	266,544	(2,514)	264,030
Net assets - discontinued operations	-	705,302	705,302
Total current assets	3,640,086	170,980	3,811,066

Other assets:
PokerPro systems, net	2,124,233	-	2,124,233
Other assets	692,646	(170,980)	521,666
Total assets	$6,456,965	$-	$6,456,965

Liabilities and Shareholders' Equity
Current liabilities:
Accrued liabilities	$864,501	$(250,894)	$613,607
Other liabilities	893,221	(49,719)	843,502
Net liabilities - discontinued operations	-	356,789	356,789
Total current liabilities	1,757,722	56,176	1,813,898

Long-term liabilities:
Long-term debt	801,722	-	801,722
Other liabilities	475,343	(56,176)	419,167
Total long-term liabilities	1,277,065	(56,176)	1,220,889

Total liabilities	3,034,787	-	3,034,787
Total shareholders' equity	3,422,178	-	3,422,178

Total liabilities and shareholders' equity	$6,456,965	$-	$6,456,965

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the business of our common stock could decline, and you may lose all or part of your investment therein. You should acquire shares of our common stock only if you can afford to lose your entire investment.

Risks Associated with Our Business.

We have a limited operating history and a history of losses. We may be unable to generate sufficient net revenue in the future to achieve or sustain profitability.

We have experienced net losses for each quarterly and annual period since our inception in August 2003. We have incurred annual operating losses of $(5,278,390), $(7,281,583) and $(13,414,216), respectively, during the 2009, 2008 and 2007 fiscal years. As a result, at June 30, 2010 we had an accumulated deficit of $(42,896,154). We have incurred losses from operations of $(5,674,211) and $(7,638,773) for the fiscal years ending 2009 and 2008. We may continue to incur losses and cash flow deficits. It is possible that we may not generate significant revenues or profits in the foreseeable future or at all. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business and the market price of our common stock and may require us to raise additional capital, which may not be available on terms acceptable to us or at all.

We may require additional financing to sustain or grow our operations.

At June 30, 2010 we had working capital of $1,882,364. We had an operating cash flow deficit of $246,283 for the six months ended June 30, 2010 and for the year ended December 31, 2009, an operating cash flow deficit of $2,306,446. Our operating plan for 2010 is to balance revenue growth with operating expense control and working capital management, while carefully monitoring the impact of growth on cash needs and cash balances. We have demonstrated a trend of improving operating results and reduced use of cash in recent quarters, and we expect those improving trends to continue into 2010 as we deploy our inventory to generate additional revenue and cash flow. However, we may also seek to raise additional capital or expand our credit facilities to bolster liquidity and to accelerate business growth during 2010.

We may direct LPC to purchase up to an additional $4,900,000 worth of shares of our common stock under our agreement over a 30 month period generally in amounts of up to $50,000 every 2 business days. However, LPC shall not have the right or the obligation to purchase any shares of our common stock on any business day that the market price of our common stock is less than $0.25. Since we are registering 1,730,343 additional purchase shares for sale by LPC pursuant to this prospectus, the selling price of our common stock to LPC will have to average at least $2.83 per share for us to receive the maximum proceeds of $4,900,000. The price of our common stock has ranged from a high of $6.30 to a low of $0.37 over the preceding 24 month period. Since December 31, 2008, the highest reported sales price of our common stock was $1.82, which is below the $2.83 price required to have access to the full $4,900,000.  Accordingly, the market price for our common stock would have to rise considerably to have access to the full $4,900,000.

We chose $4,900,000 as the maximum purchase amount based on historical prices over the past two years and in anticipation that our share price may react favorably to improving business performance over the term of the agreement.  Our historical stock price has been volatile and we cannot predict where our stock may trade in the future.  If our stock price does not rise considerably from current levels, we will not have access to the full $4,900,000. For example, assuming a share price of $0.85 per share (the closing price of our common stock on November 10, 2010), we would only be able to raise $1,470,792 by issuing the 1,730,343 additional purchase shares registered in our  registration statement, which may impair our ability to grow the business or we may have to seek alternative financing arrangements that may be on less attractive terms.

Subject to approval by our Board of Directors, we have the right but not the obligation to sell more than 2,247,843 to LPC. In the event we elect to sell more than 2,247,843 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the SEC. In addition, in the event that we decide to issue more than 19.99% of our outstanding shares of common stock to LPC, we would first be required to seek shareholder approval in order to be in compliance with the NASDAQ Capital Market rules.

The extent we rely on LPC as a source of funding will depend on a number of factors, including the prevailing market price of our common stock, cash provided by or used in our operations and the extent to which we are able to secure working capital from other sources. LPC shall not have the right or the obligation to purchase any shares of our common stock on any business days that the market price of our common stock is less than $0.25. If obtaining sufficient funding from LPC were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell all $5,000,000 under the purchase agreement to LPC, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could have a material adverse effect on our business, operating results, financial condition and prospects.

Our business is closely tied to the casino industry, and factors that negatively impact the casino industry may also negatively affect our ability to generate revenues.

Casinos and other gaming operators represent a significant portion of our customers. Therefore, factors that may negatively impact the casino industry may also negatively impact our future revenues. If casinos experience reduced patronage, revenues may be reduced as our games may not perform well and may be taken off of the casino floor altogether. The levels of casino patronage, and therefore our revenues, are affected by a number of factors beyond our control, including:

●	general economic conditions;

●	levels of disposable income of casino patrons;

●	downturn or loss in popularity of the gaming industry in general, and table and slot games in particular;

●	the relative popularity of entertainment alternatives to casino gaming;

●	the growth and number of legalized gaming jurisdictions;

●	local conditions in key gaming markets, including seasonal and weather-related factors;

●	increased transportation costs;

●	acts of terrorism and anti-terrorism efforts;

●	changes or proposed changes to tax laws;

●	increases in gaming taxes or fees;

●	legal and regulatory issues affecting the development, operation and licensing of casinos;

●	the availability and cost of capital to construct, expand or renovate new and existing casinos;

●	the level of new casino construction and renovation schedules of existing casinos; and

●	competitive conditions in the gaming industry and in particular gaming markets, including the effect of such conditions on the pricing of our games and products.

These factors significantly impact the demand for our products and technologies.

Our business would suffer if demand for gaming in general, or poker in particular, decreases.

We derive a significant portion of our revenues from the leasing, licensing and sale of the PokerPro system and from providing related maintenance and support services. Although the popularity of poker in particular and gaming in general has recently been growing in the United States and abroad, gaming has historically experienced backlash from various constituencies and communities. Public tastes are unpredictable and subject to change and may be affected by changes in a country’s political and social climate. A change in public tastes or a backlash among certain constituencies or in certain communities could result in reduced popularity of poker or increased regulation of the gaming industry, either of which could significantly reduce demand for the PokerPro system.

Moreover, the market for the PokerPro system is limited. Although we believe that there is a significant opportunity for PokerPro, the number of venues in which the PokerPro system can be placed is finite as the number of jurisdictions in which gaming is legal is limited.

The global economy has experienced significant volatility that has impacted attendance and consumer spending on gaming and other leisure activities. Casino operators are experiencing financial pressure which may lead them to curtail operations, close facilities, delay poker room conversions, or be unable to meet their financial obligations. In addition, reductions in consumer spending may impact the ability of amusement operators to generate acceptable returns or continue to operate their businesses. Our vendors are also under increased financial pressure, which could impact their ability to operate their businesses or deliver products to us.

We derive a significant portion of our revenues from the leasing, licensing and sale of the PokerPro system and from providing related maintenance and support. Gaming revenues and occupancy in major gaming markets have declined significantly, causing many casino operators to reevaluate their operations, reduce expenses, and, in some cases, to cease operations or seek bankruptcy protection. We also believe that operators in the amusement markets are experiencing increasing financial pressures and believe that many operators have limited financial resources and would be adversely impacted by a sustained economic downturn. We believe that some operators have been forced to curtail or cease operations. We also understand that electronics and other vendors in the Far East have experienced declines in demand from their international customers, which could possibly impact their ability to manufacture and deliver products efficiently and at acceptable costs to us.

A prolonged decline in consumer spending on gaming and amusement activities could have a significant impact on our customers and our vendors. Accordingly, such a prolonged downturn could have a significant impact our business operations and financial condition.

We have debt financing arrangements, which could have a material adverse effect on our financial health and our ability to obtain financing in the future and may impair our ability to react quickly to changes in our business.

Our exposure to debt financing could limit our ability to satisfy our obligations, limit our ability to operate our business and impair our competitive position. For example, it could:

●
increase our vulnerability to adverse economic and industry conditions, including interest rate fluctuations, because a portion of our borrowings are at variable rates of interest; require us to dedicate future cash flows to the repayment of debt. This could reduce the availability of cash to fund working capital, capital expenditures or other general corporate purposes;

●	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

●	limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants contained in our debt agreements.

We may also incur additional indebtedness in the future, which could materially increase the impact of these risks on our financial condition and results of operations.

Our ability to repay our debt depends on many factors beyond our control. If we elect to raise equity capital in the future, our current shareholders could be subjected to significant dilution. If we are unable to raise capital in the future, we may seek other avenues to fund the business, including sale/leaseback arrangements, transitioning PokerPro from a capital intensive leasing strategy to a product sale strategy, or seeking to sell assets of all, or a portion of, our operations.

Payments on our debt will depend on our ability to generate cash or secure additional financing in the future. This ability, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If our business does not generate sufficient cash flow from operations and sufficient future financing is not available to us, we may not be able to repay our debt, operate our business or fund our other liquidity needs. If we cannot meet or refinance our obligations when they become due, we may be required to attempt to raise capital, sell assets, reduce expenditures or take other actions which we may be unable to successfully complete or, even if successful, could have a material adverse effect on us. If such sources of capital are not available or not available on sufficiently favorable terms, we may seek other avenues to fund the business, including sale/leaseback arrangements, transitioning PokerPro from a capital intensive leasing strategy to a product sale strategy, or seeking to sell assets of all, or a portion of, our operations. If we decide to raise capital in the equity markets or take other actions, our shareholders could incur significant dilution or diminished valuations, or, if we are unable to raise capital, our ability to effectively operate our business could be impaired.

In addition, if we are successful in raising capital in the equity markets to repay our indebtedness, or for any other purpose in the future, our shareholders could incur significant dilution.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business.

Our credit facility with Silicon Valley Bank contains covenants that could adversely impact our business by limiting our ability to obtain future financing, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. The credit facility includes covenants requiring the achievement of specified financial ratios and thresholds and contains other terms and conditions qualifying the terms upon which Silicon Valley Bank is required to extend funds. Our ability to comply with these provisions may be affected by events beyond our control.

We are dependent on a small number of key suppliers and customers. Changes in our relationships with these parties or changes in the economic environments in which they operate could have a material adverse affect on our business, financial condition, results of operations and cash flows.

Our revenues are concentrated with a small number of customers. The loss of any of these customers or changes in our relationship with them could have a material adverse affect on our business.

To manufacture our products, we purchase components from independent manufacturers, many of whom are located in the Far East. An extended interruption in the supply of these products or suitable substitute inventory would disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

For a number of our key inventory components, we rely on a single supplier. We are currently transitioning the manufacturing of more of our components to this supplier, increasing our dependence. We cannot estimate with any certainty the length of time that would be required to establish alternative supply relationships, or whether the quantity or quality of materials that could be so obtained would be sufficient. Furthermore, we may incur additional costs in sourcing materials from alternative producers. The disruption of our inventory supply, even in the short term, could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our business is conducted with customers and suppliers located outside of the United States. Currency, economic, political and other risks associated with our international operations could adversely affect our operating results.

Our revenues from international customers and our inventory costs from international suppliers are exposed to the potentially adverse effects of currency exchange rates, local economic conditions, political instability and other risks associated with doing business in foreign countries. To the extent that our revenues and purchases from international business partners increase in the future, our exposure to changes in foreign economic conditions and currency fluctuations will increase.

Our dependence on foreign customers and suppliers means, in part, that we may be affected by changes in the relative value of the U.S. dollar to foreign currencies. Although our receipts from foreign customers and our purchases of foreign products are principally negotiated and paid for in U.S. dollars, a portion of our business is denominated in other currencies and changes in the applicable currency exchange rates might negatively affect the profitability and business prospects of our customers and vendors. This, in turn, might cause such vendors to demand higher prices, delay shipments, or discontinue selling to us. This also might cause such customers to demand lower prices, delay or discontinue purchases of our products or demand other changes to the terms of our relationships. These situations could in turn ultimately reduce our revenues or increase our costs, which could have a material adverse affect on our business, financial condition and results of operations.

We have reported significant deficiencies in internal control over financial reporting, which could materially impact our financial reporting ability.

We reported significant deficiencies in internal control over financial reporting in Item 9A, “Controls and Procedures” in our annual report on Form 10-K.

While we have implemented new systems and taken other steps to strengthen our internal controls, we have limited staffing in our finance areas, and we can provide no assurance that the new systems and other procedures will fully resolve all significant deficiencies or that we will not create or discover additional significant deficiencies. If we are unable to remediate those significant deficiencies or if we discover other deficiencies, our ability to accurately report financial information could be impaired.

Our success depends on the PokerPro system achieving and maintaining acceptance by casinos and poker players worldwide.

Our success depends on continued market acceptance of the PokerPro system among casinos and poker players. Casinos and poker players may not prefer to use the PokerPro system for a number of other reasons, including preference for live dealers, mistrust of technology and perceived lack of reliability.

We have entered into agreements with customers that operate casinos and card clubs in more than one location. In such cases, our agreement with such customer provides that such customer will be responsible for providing, at its expense, a dedicated high-speed connection between the tables comprising the PokerPro system in the various locations operated by the customer to a remote central server supporting such tables. Failures or disruptions of a customer’s dedicated high-speed connection that result in the stoppage of play or in reduced performance of the PokerPro system could reduce players’ gaming experience, adversely affect the casinos’ or card clubs’ satisfaction with automated gaming devices in general and delay or prevent market acceptance of the PokerPro system.

If we fail to obtain or maintain gaming licenses and regulatory approvals, we will be unable to operate the PokerPro segment of our business and license or sell our gaming products.

The manufacture and distribution of gaming machines is subject to extensive federal, state, local and tribal regulation. Most jurisdictions require licenses, permits and other forms of approval for gaming devices. Most, if not all, jurisdictions also require licenses, permits and documentation of suitability, including evidence of financial stability, for the manufacturers and distributors of such gaming devices and for their officers, directors, major shareholders and key personnel. Our failure to obtain regulatory approval in any jurisdiction will prevent us from distributing our products and generating gaming revenue in that jurisdiction.

Any registrations, licenses, approvals or findings of suitability that we currently have or may obtain in the future may be revoked, suspended or conditioned at any time. The revocation or denial of a license in a particular jurisdiction will prevent us from distributing the PokerPro system in that jurisdiction and could adversely affect our ability to obtain and/or maintain licenses in other jurisdictions.

Gaming authorities in multiple jurisdictions have determined that certain of our executive officers, key employees, directors and significant shareholders are suitable. The inability of an executive officer, key employee, director or significant shareholder to obtain a determination of suitability in a jurisdiction may adversely affect the sale or licensing of our gaming products in that jurisdiction.

Gaming authorities in some jurisdictions may investigate any individual who has a material relationship with us and any of our shareholders to determine whether the individual or shareholder is suitable to those gaming authorities. Certain of our executive officers, key employees, directors and significant shareholders have been found suitable in multiple jurisdictions by various gaming authorities. If a gaming authority in any jurisdiction fails to find any of our executive officers, key employees, directors or significant shareholders suitable, we may be prohibited from leasing, licensing or selling our gaming products in that jurisdiction.

A finding of suitability is generally determined based upon numerous facts and circumstances surrounding the entity or individual in question, and many gaming authorities have broad discretion in determining whether a particular entity or individual is suitable. We are unaware of circumstances that would categorically prevent a gaming authority from finding any of our officers, key employees, directors or significant shareholders suitable.

Gehrig H. White, our Vice Chairman of the Board of Directors and beneficial owner of approximately 13.5% of our common stock, has disclosed in applications for the determination of suitability filed with gaming authorities that the IRS has recently completed an examination of his 2000 and 2001 federal individual income tax returns. The IRS previously issued an examination report showing a proposed income tax deficiency for Mr. White’s 2000 federal income tax return of $410,215 (plus additional interest and penalties attributable to that underpayment of tax) based on a disallowance of certain deductions for charitable contributions that Mr. White made to a foundation he established and mortgage interest that Mr. White paid to Legacy Capital, LLC, an affiliate of Merrill Scott. Merrill Scott is an investment advisor that was placed under receivership in 2002 by the SEC for violations of a variety of federal securities laws in connection with fraud and misappropriations of client funds by the firm through a scheme in which it obtained funds from its clients seeking above-market returns and other benefits. Mr. White is currently appealing the IRS’s proposed income tax deficiency. The IRS examination of Mr. White’s 2001 federal tax return resulted in the issuance of a notice of deficiency for additional income tax in the amount of $75,445 (plus additional interest and penalties attributable to that underpayment of tax). In his original 2001 federal tax return, Mr. White claimed deductions relating to a partnership investment he made after receiving advice from a law firm. The law firm subsequently informed Mr. White that the IRS had challenged the tax treatment of the investment structure and that he should file an amended return. Mr. White then filed an amended federal income tax return for 2001 eliminating the deductions relating to the partnership investment. He also paid the federal income taxes resulting from the elimination of such deductions. The IRS notice of deficiency assessed additional income taxes as the result of disallowing deductions for tax advice in connection with the partnership investment transaction and an accuracy penalty in connection with the losses claimed with respect to that investment. These amounts have been paid, which completes the audit process for Mr. White’s 2001 return. Due to the broad discretionary powers of gaming authorities, it is unknown what effect the IRS examinations of Mr. White’s federal income tax returns may have on Mr. White’s applications for a determination of suitability.

If any of our executive officers, certain key employees, directors or significant shareholders is not found suitable in a jurisdiction requiring a finding of suitability, we would be prevented from leasing, licensing or selling our gaming products in that jurisdiction as long as the individual or entity in question remained an officer, key employee, director or a significant shareholder. Such an occurrence would likely delay introduction of our gaming products into such jurisdiction or prevent us from introducing our gaming products in such jurisdiction altogether. Depending on how material such jurisdiction is to our plan of operations, failure to obtain such findings of suitability could have a material adverse effect on our results of operations. In addition, a finding that one of our executive officers, certain key employees, directors or significant shareholders is not suitable in any jurisdiction may hinder our ability to obtain necessary regulatory approvals in other jurisdictions. Conversely, however, a finding of suitability by one or more gaming authorities does not ensure that similar suitability determinations will be obtained from any other gaming authorities.

Although we have the ability to terminate the employment of an executive officer or key employee in the event that such executive officer or key employee fails to be found suitable, such termination would disrupt the management of our company, may trigger severance provisions under certain employment agreements and would likely have an adverse effect on our business and results of operations. In addition, the removal of a director under the provisions of our Amended and Restated Bylaws requires action on the part of our shareholders at a shareholders’ meeting. Our Restated Articles of Incorporation provide that we may redeem at fair market value any or all shares of our capital stock held by any person or entity whose status as a shareholder, in the opinion of our Board of Directors, jeopardizes the approval, continued existence, or renewal of any federal, state, local or tribal license we hold. However, we may not have the funds available for such a redemption, especially if the shareholder in question holds a significant amount of our common stock. We have not determined what action we would take in such event. We will also be prevented from effecting such a redemption if it would violate North Carolina law.

If the Johnson Act is found to apply to the PokerPro system, the Department of Justice may institute criminal and/or civil proceedings against us.

Gaming devices are regulated at the federal level by the Johnson Act. The Johnson Act broadly defines an illegal gambling device as any machine or mechanical device designed and manufactured primarily for use in connection with gambling and that, when operated, delivers money or other property to a player as the result of the application of an element of chance. We believe the Johnson Act does not apply to the use of the PokerPro system by tribal casinos because several courts have held that electronic aids to permitted Class II gaming devices under the Indian Gaming Regulatory Act of 1988 (IGRA) are not prohibited by the Johnson Act. However, there is no guarantee that our belief is correct. These decisions have focused on the use by tribal casinos of electronic aids to bingo. We are not aware of any court or regulatory body that has considered how the Johnson Act applies to the PokerPro system or any other form of electronic poker table. The Department of Justice, the primary law enforcement entity responsible for enforcing the Johnson Act, has traditionally taken a broad view as to what constitutes a gambling device prohibited by the Johnson Act. It is possible that the Department of Justice may institute criminal and/or civil proceedings against us and that a court may rule that the Johnson Act prohibits the use of the PokerPro system by tribal casinos unless the tribe and state have entered into an appropriate tribal-state compact. Any such proceedings could interfere with our ability to obtain necessary regulatory approvals.

We could face substantial competition, which could reduce our market share and negatively impact our net revenue.

There are a number of companies that offer poker-related entertainment or manufacture and distribute automated gaming machines. These companies may have greater financial resources than we have. The primary barriers to entry are the establishment of relationships with the owners and operators of casinos and card clubs, the receipt of necessary regulatory approvals and the development of the technology necessary to create an automated poker table. It is likely that our potential competitors could include manufacturers of gaming devices that have already established such relationships and that have received some, if not all, of the regulatory approvals that would be required to market and sell automated poker tables in our target markets. Therefore, the barriers to entry discussed above may not pose a significant obstacle for such manufacturers if they sought to compete with us.

If we fail to protect our intellectual property rights, competitors may be able to use our technology, which could weaken our competitive position, reduce our net revenue and increase our costs.

Our long-term success will depend to some degree on our ability to protect the proprietary technology that we have developed or may develop or acquire in the future. Patent applications can take many years to issue, and we can provide no assurance that any of these patents will be issued. If we are denied any or all of these patents, we may not be able to successfully prevent our competitors from imitating the PokerPro system or using some or all of the processes that are the subject of such patent applications. Such imitation may lead to increased competition within the finite market for the PokerPro system. Even if our pending patents are issued, our intellectual property rights may not be sufficiently comprehensive to prevent our competitors from developing similar competitive products and technologies. Although we may aggressively pursue anyone whom we reasonably believe is infringing upon our intellectual property rights, initiating and maintaining suits against third parties that may infringe upon our intellectual property rights will require substantial financial resources. We may not have the financial resources to bring such suits, and if we do bring such suits, we may not prevail. Regardless of our success in any such actions, we could incur significant expenses in connection with such suits.

Third-party claims of infringement against us could adversely affect our ability to market our products and require us to redesign our products or seek licenses from third parties.

We are susceptible to intellectual property lawsuits that could cause us to incur substantial costs, pay substantial damages or prohibit us from distributing our products. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which later may result in issued patents that our products may infringe. If any of our products infringe a valid patent, we could be prevented from distributing that product unless and until we can obtain a license or redesign it to avoid infringement. A license may not be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign the product to avoid any infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and we may not have the financial and human resources to defend ourselves against any infringement suits that may be brought against us.

Defects in, and fraudulent manipulation of, the PokerPro system could reduce our revenue, increase our costs, burden our engineering and marketing resources, involve us in litigation and adversely affect our gaming licenses.

Our success will depend on our ability to avoid, detect and correct software and hardware defects and prevent fraudulent manipulation of our products. The PokerPro system is subject to rigorous internal testing and additional testing by regulators in certain gaming jurisdictions. We may not be able to maintain products that are free from defects or manipulation and that continue to satisfy these tests. Although we have taken steps to prevent defects, our products could suffer such defects, and our PokerPro products could be subject to manipulation after they have been widely distributed.

Although we do not believe it is likely, it is possible that an individual could breach the security systems of a casino or card club, gain access to the server on which the PokerPro system operates and fraudulently manipulate its operations. The occurrence of such fraudulent manipulation or of defects or malfunctions could result in financial losses for our customers and the subsequent termination of agreements, cancellation of orders, product returns and diversion of our resources. Even if our customers do not suffer financial losses, customers may replace our products if they do not perform according to expectations. Any of these occurrences could also result in the loss of or delay in market acceptance of our products, loss of sales and, in the case of gaming products, loss of regulatory approvals.

In addition, the occurrence of defects in, or fraudulent manipulation of, the PokerPro system and its associated software may give rise to claims for lost revenues and related litigation by our customers and may subject us to investigation or other disciplinary action by regulatory authorities that could include suspension or revocation of our regulatory approvals.

The use of the PokerPro system could result in product liability claims that could be expensive and that could damage our reputation and harm our business.

Our business exposes us to the risk of product liability claims. Subject to contractual limitations, we will face financial exposure to product liability claims if the PokerPro system fails to work properly and causes monetary damage to either poker players or casinos and card clubs. In addition, defects in the design or manufacture of the PokerPro system might require us to recall each PokerPro system that has been licensed. Although we maintain product liability insurance, the coverage limits of policies available to us may not be adequate to cover future claims. If a successful claim brought against us is in excess or outside of our insurance coverage, we may be forced to divert resources from the development of the PokerPro system, the pursuit of regulatory approvals and other working capital needs in order to satisfy such claims.

We are discontinuing our Amusement segment. We could incur additional charges in the future as we execute our plans to liquidate our inventory and exit the business. The elimination of the Amusement segment decreases our product diversification and increases our reliance on the gaming business.

The market for amusement products has been challenging and our revenues and gross margins have been steadily declining. Due to the deteriorating performance of the segment during the first half of 2010, the outlook for the amusement industry and the significant decline in demand and pricing power for our Heads-Up Challenge, we incurred significant charges as of June 30, 2010 to value the assets of the Amusement segment at net realizable value.  In addition, on August 5, 2010, we approved a plan to discontinue our amusement business altogether and liquidate the remaining assets.  If we are unable to execute our plans, or market conditions deteriorate further, we could incur additional charges to liquidate the inventory, or may not be able to liquidate the inventory at all.  In addition, the elimination of the Amusement segment increases our reliance on the gaming business.

The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business.

If we lose or terminate the services of one or more of our current executives or key employees or if one or more of our current or former executives or key employees joins a competitor or otherwise competes with us, it could impair our business and our ability to successfully implement our business plan. Additionally, if we are unable to hire qualified replacements for our executive and other key positions in a timely fashion, our ability to execute our business plan would be harmed. Even if we can quickly hire qualified replacements, we would expect to experience operational disruptions and inefficiencies during any transition.

Our management team’s limited experience in the gaming market could increase costs, hamper our marketing strategies and delay our expansion.

The limited experience of our management team in the gaming industry and the market for automated game technology could result in increased operating and capital costs, difficulties in executing our operating and marketing strategies and delays in our expansion strategy. We may not successfully address any or all of the risks posed by this limited experience, and our failure to do so could seriously harm our business and operating results.

If we fail to manage our growth, our business and operating results could be harmed.

We have reduced our operating expenses and significantly reduced our headcount, placing significant demands on our financial and operational infrastructure. If we do not effectively manage our growth, our ability to develop and market the PokerPro system and the Heads-Up Challenge products could suffer, which could negatively affect our operating results.

Our success will depend on the reliability and performance of third-party distributors, manufacturers and suppliers.

We compete with other companies for the production capacity of third-party suppliers for components. Certain of these competing companies have substantially greater financial and other resources than we have, and we may be at a competitive disadvantage in seeking to procure production capacity. Our inability to contract with third-party manufacturers and suppliers to provide a sufficient supply of our products on acceptable terms and on a timely basis could negatively impact our relationships with existing customers and cause us to lose revenue-generating opportunities with potential customers.

We also rely on operators and distributors to market and distribute our products, and we rely on casino customers to operate poker rooms. If our operators or distributors are unsuccessful, we may miss revenue-generating opportunities that might otherwise have been recognized.

Enforcement of remedies or contracts against Native American tribes could be difficult.

Contracts with Native American tribes are subject to sovereign immunity and tribal jurisdiction. If a dispute arises with respect to any of those agreements, it could be difficult for us to protect our rights. Native American tribes generally enjoy sovereign immunity from suit similar to that enjoyed by individual states and the United States. In order to sue a Native American tribe (or an agency or instrumentality of a Native American tribe), the tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Moreover, even if a Native American tribe were to waive sovereign immunity, such waiver may not be valid, and, in the absence of an effective waiver of sovereign immunity by a Native American tribe, we could be precluded from judicially enforcing any rights or remedies against that tribe.

Change in business strategies could adversely impact market success or financial performance.

We recently changed the strategic focus of the company from traditional highly competitive North American poker markets to a more international focus. Our products may not be successful in those markets, and operating in foreign countries carries additional operational, regulatory and currency risk than traditional U.S. markets. If we are unsuccessful in those markets or incur significant additional expenses to operate in those markets, our financial results could be negatively affected.

Risks Associated with an Investment in our Common Stock.

The sale of our common stock to LPC may cause dilution, and the sale of the shares of common stock acquired by LPC could cause the price of our common stock to decline.

In connection with entering into the Purchase Agreement, we authorized the sale to LPC of up to 2,247,843 shares of our common stock. The number of shares ultimately offered for sale by LPC under this prospectus is dependent upon the number of shares purchased by LPC under the agreement. The purchase price for the common stock to be sold to LPC pursuant to the purchase agreement will fluctuate based on the price of our common stock. All 2,247,843 shares registered in this offering are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 30 months from the date of this prospectus. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. We can elect to direct purchases in our sole discretion, but no sales may occur if the price of our common stock is below $0.25, and, therefore, LPC may ultimately purchase all, some or none of the 1,730,343 additional shares of common stock not yet issued but registered in this offering. After it has acquired such shares, LPC may sell all, some or none of such shares. Therefore, sales to LPC by us under the agreement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to LPC, and the agreement may be terminated by us at any time at our discretion without any cost to us.

Our common stock has a highly volatile market price, is thinly traded, and may impair our ability to raise capital.

The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by shareholders and by us, including LPC pursuant to this prospectus, and subsequent sale of common stock by the holders of warrants and options could have an adverse effect on the market price of our shares.

Our common stock, despite certain increases of trading volume from time to time, experiences periods when it could be considered “thinly-traded.” Financing or acquisition transactions resulting in a large number of newly issued shares that become immediately tradable, or other events that cause current shareholders to sell shares, could place negative pressure on the trading price of our stock. In addition, the lack of a robust secondary market may require a shareholder who desires to sell a large number of shares to sell those shares in increments over time in order to mitigate any adverse impact of the sales on the market price of our common stock.

The high volatility of our stock price and the thinly traded nature of our common stock may impair our ability to raise capital for working capital and growth.

We are not in compliance with the continued listing requirements of the NASDAQ Capital Market.

On July 1, 2010, we received a letter from The NASDAQ Stock Market indicating that the closing bid price of our common stock had fallen below $1.00 for the 30 consecutive business days from May 19, 2010 to June 20, 2010, and therefore, we were not in compliance with NASDAQ Listing Rule 5550(a)(2) as of July 1, 2010.

NASDAQ provides an automatic 180 day grace period through December 28, 2010 to regain compliance with the Bid Price Rule by maintaining a closing bid price of $1.00 per share for a minimum of 10 consecutive business days. If the company has not regained compliance at that time, it may receive a notice of delisting from NASDAQ, which is appealable to a hearing panel. Alternatively, we may at that time be eligible for an additional grace period of 180 days if we meet the initial listing standards, with the exception of bid price, for The NASDAQ Capital Market.

If our common stock bid price does not meet NASDAQ’s minimum requirement to remain on the Capital Market, we may execute a reverse split, take other remedial actions, or elect to move to the Over-The-Counter Bulletin Board quotation service, which is generally considered to be more “thin” and less liquid than trading on the NASDAQ’s Capital Market. However, a reverse split, moving to the OTCBB or other remedial actions could adversely impact our stock price.

We could issue additional common stock apart from the LPC transaction, which might dilute the book value of our common stock.

Our Board of Directors has the authority, without action or vote of our shareholders, to issue all or a part of our authorized but unissued shares. Such stock issuances could be made at a price that reflects a discount or a premium from the then-current trading price of our common stock. In addition, in order to raise capital or acquire businesses in the future, we may need to issue securities or promissory notes that are convertible or exchangeable for shares of our common stock. These issuances would dilute shareholders’ percentage ownership interest, which would have the effect of reducing influence on matters on which our shareholders vote and might dilute the book value of our common stock. Shareholders may incur additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise those options, or if warrant holders exercise warrants purchasing shares of our common stock. If an insufficient amount of authorized, but unissued, shares of common stock exists to issue in connection with a subsequent equity financing or acquisition transactions, we may be required to call a special meeting of our shareholders to authorize additional shares before undertaking or as a condition to completing a financing or acquisition transaction.

Shares eligible for future sale may adversely affect the market for our common stock.

As of September 30, 2010, we had a significant number of convertible or derivative securities outstanding, including 2,273,200 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.10 per share and 150,000 shares of common stock issuable upon exercise of our outstanding warrants at a weighted average exercise price of $1.07 per share. If or when these securities are exercised into shares of our common stock, the number of our shares of common stock outstanding will increase. Increases in the number of our outstanding shares and any sales of shares could have an adverse affect on the trading activity and market price of our common stock.

In addition, from time to time, certain of our shareholders may be eligible to sell all, or a portion of, their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, or under effective resale prospectuses. Any substantial sale of our common stock pursuant to Rule 144 or any resale prospectus may have an adverse affect on the market price of our securities.

Our executive officers, directors, and affiliates maintain the ability to substantially influence all matters submitted to shareholders for approval.

As of October 15, 2010, our executive officers, directors, and affiliates owned shares representing approximately 53.67% of our outstanding common stock. Our current executive officers, directors, and affiliates therefore have and will continue to have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, a merger, consolidation, or sale of all or substantially all of our assets, or any other significant corporate transactions, as well as over our management and affairs. Accordingly, your ability to influence corporate matters will be limited. In addition, this concentration of ownership may delay or prevent a change of control of us at a premium price if these shareholders oppose it, even if it would benefit our other shareholders.

Our Board of Directors’ ability to issue “blank check” preferred stock and any anti-takeover provisions we adopt may depress the value of our common stock.

Our authorized capital includes 5,000,000 shares of “blank check” preferred stock. Our Board of Directors has the power to issue any or all of the shares of such preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval, subject to certain limitations on this power under the listing requirements of The NASDAQ Stock Market LLC. We may, in the future, consider adopting certain other anti-takeover measures. The authority of our Board of Directors to issue “blank check” preferred stock and any future anti-takeover measures we may adopt may in certain circumstances delay, deter or prevent takeover attempts and other changes in control of our company not approved by our Board of Directors. As a result, our shareholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of our common stock and the voting and other rights of our shareholders may also be affected.

There are certain limitations on ownership of five percent or more of our common stock, and we will have the right to redeem your shares of common stock if your ownership jeopardizes any regulatory certifications, licenses or approvals we hold.

Our Restated Articles of Incorporation provide that no person or entity may become the beneficial owner of five percent or more of our outstanding shares of common stock unless such person or entity agrees to provide personal background and financial information to, consent to a background investigation by, and respond to questions from the applicable gaming authorities in any jurisdiction in which we do business or desire to do business. Our Restated Articles of Incorporation also provide that we may redeem any or all shares of common stock held by any person or entity whose status as a shareholder, in the opinion of our Board of Directors, jeopardizes the approval, continued existence or renewal of any regulatory approval we hold. The amount that we will pay for such redeemed shares will equal the highest closing price of our common stock, as reported on the NASDAQ Capital Market or other exchange or quotation service on which our common stock is then listed or quoted, during the 30 days immediately preceding the date on which notice of redemption is given. This provision may force you to sell your shares of common stock before you would choose to do so and may cause you to realize a loss on your investment.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Because the risk factors referred to above, as well as other risks not mentioned above, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which ones will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding, among other things, (1) our projected sales and profitability, (2) our growth strategies, (3) anticipated trends in our industry, (4) our future financing plans, and (5) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in various sections of this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. In addition to the information expressly required to be included in this filing, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling shareholder. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive proceeds up to $5,000,000 under the Purchase Agreement. Any proceeds from LPC that we receive under the Purchase Agreement will be used for working capital and general corporate purposes.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by LPC, the selling shareholder. The common stock may be sold or distributed from time to time by the selling shareholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents

●	“at the market” into an existing market for the common stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

LPC is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Neither we nor LPC can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between LPC, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling shareholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify LPC and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

LPC and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised LPC that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by LPC.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

We are authorized to issue an aggregate of 100,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value, and have 15,068,080 shares of common stock and no shares of preferred stock issued and outstanding as of October 15, 2010. Each such outstanding share of our common stock is validly issued, fully paid and non-assessable.

Common Stock

Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that shareholder on every matter properly submitted to the shareholders for their vote. Shareholders are not entitled to vote cumulatively for the election of Directors.

Dividend Rights. Subject to the dividend rights of the holders of any then-outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our Board of Directors out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Limitations on Certain Shareholders. We are prohibited by our Restated Articles of Incorporation from issuing a person 5% or more of our outstanding shares of common stock unless such person (i) provides to the Gaming Authorities (as defined) certain information, (ii) responds to certain written or oral questions and (iii) consents to the performance of any background investigation that may be required; and provided, further, however, that our Restated Articles of Incorporation provide that  shares of common stock of a Disqualified Holder (as defined) are subject to redemption at any time by action of the Board of Directors on certain terms and conditions set forth in the Restated Articles of Incorporation.

Preferred Stock

Under our Amended and Restated Articles of Incorporation, dated July 29, 2005, our Board of Directors is authorized, subject to limitations prescribed by law, to issue up to 5,000,000 shares of preferred stock in one or more series without further shareholder approval. The Board has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. We currently do not have any shares of preferred stock outstanding.

Options and Warrants

As of September 30, 2010 there were 2,273,200 options to purchase our common stock outstanding under four incentive stock option plans.  These options had a weighted average exercise price of $2.10 and weighted average remaining contractual term of 8.4 years. They have an aggregate intrinsic value of $(3,413,499).

As of October 15, 2010 there were five warrants outstanding to purchase a total of 50,000 shares of our common stock at an exercise price of $1.00 per share.  In addition, LPC has a warrant to purchase 100,000 shares of our common stock at an exercise price of $1.10 per share.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or its subsidiaries. Nor was any such person connected with the registrant or its subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The financial statements at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this prospectus and our registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in its report appearing herein. Such financial statements have been presented in reliance on the report of such firm given on their authority as experts in accounting and auditing.

The validity of the common stock offered in this prospectus has been passed upon for us by Martin & Pritchett, P.A., 8015 West Kenton Circle, Suite150, Huntersville, North Carolina 28078.

DESCRIPTION OF BUSINESS

We are a North Carolina corporation founded in 2003. We conducted our initial public offering and became a NASDAQ-listed company in October 2005.  Our corporate offices are located at 1150 Crews Road, Suite F, Matthews, North Carolina 28105 and our telephone number is (704) 849-0860.  All references to PokerTek, we, us, our, or the Company include PokerTek, Inc. and its consolidated subsidiaries. Our common stock is listed on the NASDAQ Capital Market under the ticker symbol PTEK.

We are engaged in the development, manufacture and marketing of electronic software and hardware products and we operate in two business segments – gaming and amusement. Through our gaming business, we currently market our PokerPro® product to casinos, cruise line operators, racinos, card clubs, and lotteries worldwide. Through our amusement business, we market our Heads-Up Challenge™ product to coin-op amusement operators, distributors, bars, and restaurants.

During 2009, we made significant changes to our marketing plans and business strategies for both operating segments. We also initiated expense reductions in all aspects of our operations to improve our financial performance.

For PokerPro, we revised the marketing strategy to target markets with less competition from manual poker rather than highly competitive traditional gaming markets with large concentrations of poker tables. Those markets with less competition and more favorable conditions for electronic table games include cruise ships, racinos, international markets, and certain other geographic areas where manual poker is not prevalent or not allowed. In connection with this transition, we increased our focus on penetrating international gaming markets, including Canada, Mexico, and Europe. We terminated Aristocrat’s exclusive distribution agreement in January 2010 and are beginning to market our products on a direct basis worldwide. We believe this will allow us to focus more of our marketing and sales efforts on those markets that offer the best opportunity to build a strong recurring revenue business.

For Heads-Up Challenge, we transitioned from selling exclusively through distributors to placing product on a recurring license basis directly to operators and bars in the United States. We continued to sell the product in international markets and in certain other circumstances in the United States. The market for amusement products continues to be challenging and our revenues and gross margins have been steadily declining.

In light of the deteriorating performance of the segment during the first half of 2010, the outlook for the Amusement industry and the significant decline in demand and pricing power for its Heads-Up Challenge, in August 2010 we approved a plan to discontinue our amusement business to focus on our higher-margin gaming business.

PokerPro Gaming Products

Overview. Poker is one of several card games in which two or more players strategically bet against each other.  Our gaming products allow operators to offer poker in jurisdictions where manual table games are not allowed and where manual poker is not cost effective by enhancing operator revenue opportunities, while significantly decreasing startup and ongoing operating costs.

The PokerPro system is an automated 10-seated poker table with electronic components that allows players to play live poker against one another in a brick-and-mortar environment using electronic cards and chips.  PokerPro is a fully configurable system that supports all varieties of poker, cash games, and tournaments and supports many languages.

Each player position has a touch screen monitor to view cards, betting options and other game information. The players use their touch screen monitor to input game decisions, make bets, and manage their accounts. In the center of the table is an LCD video screen which displays information such as chips bet by each player, total pot or pots and community cards dealt. Electronic cards are dealt to the players by a central server, which is physically separate from the table. In addition, the PokerPro system comes with a Cashless Wagering System (“CWS”), which creates and maintains player accounts and transacts cash-in and cash-out functions. A player who wants to play on the PokerPro system establishes an account in the CWS and receives an account card. The player can insert his or her account card into the PokerPro player monitor, bring money to the table and begin playing.

The PokerPro system also has sophisticated administrative tools that allow management to configure, stop, start and monitor the poker games.  They allow management to choose the variety of poker being played, betting limits, rake structure, tournament structures, and the number of players required to start a poker game. The robust reporting tools provide operators with statistics about game play, such as table utilization, games played, number of hands dealt per hour and the average pot size of each game.

The PokerPro system currently allows players to play Texas Hold’em, Omaha, and Seven Card Stud poker, and all games can be played as cash games, single-table tournaments or multi-table tournaments with a variety of limits, including no-limit, limit, spread limit and pot limit.  Omaha can be played as high hand only or high / low split pot.  Seven Card Stud can be played as high hand only, high / low split pot, or Razz (low hand only).  Poker games offered by the PokerPro system are completely configurable, so each game can be played in accordance with the same rules that apply to manually dealt poker games.

Market for PokerPro and Recent Changes to Marketing Strategy. The game of poker has been increasing in popularity over the past several years with the global market of tables increasing from approximately 4,800 to approximately 10,000 since 2000. The marketing strategy since inception of the company through mid-2009 was focused on targeting opportunities to convert manual poker rooms in traditional markets, such as Las Vegas, Atlantic City, Mississippi and Louisiana, where high concentrations of poker tables exists.

Following analysis of the market data and an evaluation of retention rates of PokerPro tables placed in those highly saturated poker markets, we shifted our marketing, sales, regulatory and development strategies to those markets and jurisdictions where more limited competition exists from manual poker and where the poker markets are less saturated.   We believe markets with those characteristics offer significantly higher product retention and acceptance rates for electronic tables games such as PokerPro.

In North America, our marketing efforts are focused primarily on markets where electronic table games are either required by law or where other conditions provide for limited competition from manual table games. In addition, we continue to target potential customers in more competitive markets who are seeking an economical alternative to provide poker as an amenity.  We are also monitoring potential legislative changes in other jurisdictions where state and local governments are seeking to ease budget deficits through expansion of electronic gaming for potential opportunities.

Internationally, the poker market has experienced more moderate growth and competition.  Many international markets are attractive for PokerPro, where automated table games are either mandated or electronic table games are more accepted than in U.S. markets.

We entered the Mexico gaming market in late 2009 following changes in gaming law interpretations allowing for expansion of electronic table games and slots.  With the recent liberalization of the gaming environment in Mexico, we expect the number of casinos, slot parlors, race books and other gaming venues to grow. We have entered into contractual relationships with several operators in Mexico.  We expect to continue to grow our market penetration in Mexico during 2010 and 2011.

Effective January 15, 2010, we obtained the international distribution rights for PokerPro from Aristocrat, which will allow us to target markets in Europe, Africa and Asia.  We believe that significant opportunity exists to increase penetration of PokerPro in those markets, particularly in the Eastern European region.

Competition. The overall market for gaming devices is mature and characterized by numerous competitors that develop and license proprietary table games. We are aware of several other companies offering automated table games and poker products and additional competitive forces could join the market. Potential competitors include established manufacturers of gaming devices that may have widespread brand recognition and substantially greater resources and marketing capabilities than we have.  In addition, they may have some of the regulatory approvals required to market and sell automated poker tables in our target markets. Potential competitors also could offer lower cost products manufactured in less regulated or lower cost foreign markets.

We also compete with other gaming and entertainment products for space on the customers’ floor, as well as for the customers’ capital spending. Some of the larger gaming-supply companies with whom we compete are International Game Technology, Progressive Gaming International, Shuffle Master, Inc. and WMS Industries, Inc. There are several companies offering electronic poker tables including International Game Technology, Lightning Poker, Amaya, and Zitro.

In addition, we compete with manual poker, internet poker websites and other forms of internet gaming.

Product Supply. We purchase all parts, including hardware components, table game felts, signs and accessories for the PokerPro system from third-party suppliers. We assemble the PokerPro system from such component parts at our facility in Matthews, North Carolina.

We believe that our facility has sufficient capacity to meet demand and that our sources of supply are adequate. Several key components we use in the manufacture of our products are proprietary and are currently assembled by a single contract manufacturer, including certain complex integrated circuits which are critical to our product designs.  Changing manufacturers for any of these components would require significant time and effort on the part of our management team, may require additional engineering development work, and could have a disruptive impact on our operations.

In addition, as part of an initiative to reduce our manufacturing costs and launch a more flexible electronic gaming platform in 2010, we are transitioning more of our PokerPro components to ICP Electronics Inc. (“ICP Electronics”).  ICP Electronics also produced our Heads-Up Challenge product and as of June 30, 2010 owns approximately 4.9% of our common stock, increasing our concentration and potential dependency with this supplier.

The components we use are produced primarily in Taiwan and China and are subject to long lead times and other challenges associated with managing an international supply chain.  Furthermore, we compete with other companies for the production capacity of third-party manufacturers and suppliers for displays and for other components. We believe that our contract manufacturer has ample capacity to meet demand and that sources of supply are adequate.  However, because our supply chain crosses the ocean and we rely on a third party, our ability to meet demand is dependent on their performance as well as our ability to provide accurate production forecasts and manage long logistical lead times.

Distribution Method.   We distribute our gaming products on a direct basis using our own internal sales force.  We employ account managers who are assigned geographic sales territories and continue to be closely involved with our customers following the deployment of tables to provide advice and manage the overall customer relationship.  Effective January 15, 2010, we obtained the international distribution rights for PokerPro from Aristocrat, which will allow us to target markets in Europe, Africa and Asia.  We believe that significant opportunity exists to increase penetration of PokerPro in those markets, particularly in the Eastern European region.

Heads-Up Challenge Amusement Products

Overview.  In August 2010, we decided to discontinue our Heads-Up Challenge amusement products.

We are in the process of selling our inventory of Heads-Up Challenge amusement products and plan to complete such sale over the next year.  During the liquidation process, we will distribute our remaining Heads-Up Challenge inventory through independent operators and distributors, and in some cases, we sell directly to bars, restaurants and other end users on a direct basis.

Gaming Regulations and Licensing

Regulatory Overview. Generally, the manufacture, sale and use of gambling devices are subject to extensive federal, state, local and tribal regulation. In order to sell and distribute the PokerPro system to our target markets, we must comply with the applicable regulations of each jurisdiction in which we operate.

The regulatory approval process varies widely from jurisdiction to jurisdiction and can take up to 24 months or longer. The PokerPro system is a relatively new and innovative technology for the gaming industry, increasing the difficulty to accurately predict the time and expense required to obtain approvals or licenses in any particular jurisdiction.  Further, the laws and regulations of the jurisdictions in which we operate or intend to operate are subject to amendment and reinterpretation from time to time, and therefore it is possible that even if the PokerPro system is approved at one time, its use may be restricted, conditioned or prohibited in the future.

The following is a brief description of the significant regulations that may apply to us:

Federal Regulation. Gaming devices are governed by the Federal Gambling Devices Act of 1962 (the “Johnson Act”). The Johnson Act generally prohibits the transportation of a gambling device from one state to another unless the receiving state has legalized the use of the gambling device. The Johnson Act also requires registration for manufacturers of gaming devices.

Commercial Casinos.  Jurisdictions that allow some form of casino-style gambling usually have extensive regulatory requirements that must be met before the PokerPro system can be marketed to commercial casinos located in these jurisdictions. Generally, each jurisdiction’s respective gaming commission requires that a license or finding of suitability be issued with respect to PokerTek as an entity, the PokerPro system, or both. Among those jurisdictions that require regulatory approval for both PokerTek and the PokerPro system, some states consider such approval simultaneously, while others, such as Nevada, require that we obtain company approval before considering approval for the PokerPro system itself. Some jurisdictions also require that gaming products be placed in the market on a trial basis before receiving final approvals.  Some jurisdictions require the licenses and findings of suitability to be renewed on a regular basis. Jurisdiction commissions can deny our applications for licenses and findings of suitability or revoke our licenses or prior findings of suitability for any cause.

If a jurisdiction requires that we obtain company approval in addition to the product approval required for the PokerPro system, we are required to submit detailed financial and operating reports and furnish other information. Our officers, directors, certain key employees and any person or company having a material relationship with us may have to qualify with the jurisdiction commission and obtain a finding of suitability. Our beneficial owners, especially beneficial owners of more than 5% of our outstanding common stock, may also be required to obtain a finding of suitability.

Tribal Casinos. Gaming on tribal lands is governed by the Indian Regulatory Gaming Act of 1988 (the “IGRA”), the National Indian Gaming Commission (the “NIGC”), specific tribal ordinances and regulations and, in some instances, agreements between Native American tribes and their respective states, referred to under the IGRA as a tribal-state compact.

The IGRA provides a statutory basis for Native American tribes to operate certain gaming activities, depending on how a particular game is classified and whether the laws of the state where the Native American tribe is located allow or prohibit the particular game. The gaming classifications are: Class I, Class II and Class III.

●	Class I gaming includes traditional Native American social and ceremonial games and is regulated only by the tribes.

●
Class II gaming includes bingo and certain card games such as poker, so long as the card game is not prohibited by the laws of the state where the tribe is located, the card game is played somewhere in the state and the playing of the card game conforms to any applicable state law.

●	Class III gaming consists of all forms of gaming that are not Class I or Class II, such as video lottery games, slot machines, most table games and keno.

The classification of a gaming device is determined by the operator in each jurisdiction.

We must also obtain certification from an Independent Testing Laboratory (“ITL”) prior to the installation of the PokerPro system in certain tribal jurisdictions.  As discussed below, these were obtained in October 2006 with respect to the tribal jurisdictions in which we operate.

We must also become approved as a gaming supplier with each federally recognized tribe.

Card Clubs. States that allow poker to be played in card clubs have various regulatory requirements that apply to manufacturers of gambling devices similar to commercial casinos.

Cruise Ships.   The cruise ship market is authorized under the Johnson Act, and not subject to regulatory oversight; therefore, the PokerPro system is currently under no regulatory restrictions aboard cruise ships.

International Casinos. Internationally, the regulatory environment is complex and varies by jurisdiction.  Certain foreign countries permit the importation, sale and operation of gaming equipment in casino and non-casino environments.

Regulatory Approvals.  As of June 30, 2010, PokerTek holds vendor-related licenses from the following regulatory bodies:

●	Nevada Gaming Control Board
●	Société des Casinos du Québec Inc.
●	Arkansas Racing Commission
●	State of California Gambling Control Commission
●	Iowa Racing and Gaming Commission
●	Indiana Gaming Commission
●	Mississippi Gaming Commission
●	West Virginia Lottery Commission
●	Tuolumne Me-Wuk Tribal Gaming Agency
●	Pokagon Band of Potawatomi Indians
●	Eastern Band of Cherokee Indians Tribal Gaming Commission
●	US Virgin Islands Gaming Commission
●	San Pasqual Band of Mission Indians Gaming Commission
●	Atlantic Lottery Corporation

PokerTek holds company licenses from the Washington State Gambling Commission and the Alcohol and Gaming Commission of Ontario. Those jurisdictions have not approved PokerPro.

We have received product certifications from Gaming Laboratories International (“GLI”) and BMM International (“BMM”), independent testing laboratories for our PokerPro products.  Other certifications that we have received for our products, including electrical, communications and safety certifications, include:

●	Conformité Européenne (“CE”), a mandatory European marking for certain product groups to indicate conformity with the essential health and safety requirements set out in European Directives;

●	Federal Communications Commission (“FCC”), which regulates radio emissions of electronic devices;

●	The RoHS Directive (“ROHS”), which bans the placing on the European Union market of new electrical and electronic equipment containing more than agreed levels of certain hazardous materials;

●	Underwriters Laboratories, Inc. (“UL”), a product safety compliance testing laboratory; and

●	Norma Oficial Mexicana (“NOM”), a product safety compliance testing standard.

Corporate History

The Company was founded on August 22, 2003, by Gehrig H. White, James T. Crawford and Arthur L. Lomax.  It was initially organized as a North Carolina corporation named National Card Club Corporation.  During the period from March 19, 2004 through July 27, 2004, National Card Club Corporation owned a majority interest in an affiliated limited liability company called PokerTek, LLC.  On July 27, 2004, PokerTek, LLC merged with and into National Card Club Corporation and each member of PokerTek, LLC received six shares of common stock for each unit of limited liability membership interest in PokerTek, LLC held by such member. The units of limited liability membership interest held immediately before the merger were cancelled. Simultaneous with this merger, the name was changed to PokerTek, Inc.

We completed our initial public offering on October 13, 2005 and our common stock now trades on the NASDAQ Capital Market under the ticker symbol “PTEK”.

Research and Development

We have invested considerable time and resources on the research and development efforts necessary to invent and commercialize both PokerPro and Heads-Up Challenge. Our research and development expenses were $1.2 million, $2.8 million and $4.0 million during the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

We continue to invest in software and hardware development to improve our gaming products through the addition of new games and features, to improve manufacturability and to adapt our products to customer and jurisdiction specific requirements.  However, as our PokerPro products are fully commercialized, we have been able to reduce spending on engineering and internal development efforts.

Our development efforts are now primarily focused on cost reduction opportunities, systems development to enable integration with customer platforms and opportunities to leverage elements of our PokerPro hardware and software platform.

Intellectual Property

Trademarks. Gehrig H. White, our Vice Chairman of the Board of Directors, and James T. Crawford, our President, jointly filed an application with the U.S. Patent and Trademark Office to register the PokerPro trademark. The trademark has been registered by the U.S. Patent and Trademark Office and an assignment of the trademark to PokerTek has been recorded.

“PokerTek” and “PokerPro” are registered trademarks in Canada with the Office de la propriété intellectuelle du Canada (Canadian Intellectual Property Office).

Patents.  We currently have the following issued patents in the United States and abroad:

●	D512,446 (United States) – Design patent for an electronic poker table top
●	7,794,324 (United States) – Electronic interaction area with player customer interaction features for pre-selecting wagers and actions
●	7,618,321 (United States) – System and method for detecting collusion between poker players
●	7,699,695 (United States) – Electronic card table and method with variable rake
●	7,556,561 (United States) – A seat request button allowing players seated at an electronic poker table to request a different seat
●	7,758,411 (United States) – System and method for providing an electronic poker game with rabbit hunting
●	2008100356 (Australia) – System and method of displaying or obscuring electronic playing cards
●	2008100161 (Australia) – System and method of displaying or obscuring electronic playing cards
●	2008100158 (Australia) – System and method of displaying or obscuring electronic playing cards
●	20081001057 (Australia) – System and method of displaying or obscuring electronic playing cards
●	2008100164 (Australia) – Electronic card table and method
●	2008100163 (Australia) – System and method for providing a card tournament using one or more electronic card tables
●	2008100162 (Australia) – System and method for providing a card tournament using one or more electronic card tables
●	2008100160 (Australia) – Administrator tool of an electronic gaming system and method of processing gaming profiles controlled by the system
●	2006250000 (Australia) – System and method for providing a host console for replaying a previous hand of an electronic card game
●	121649 (Singapore) – System and method of displaying or obscuring electronic playing cards
●	2007/02456 (South Africa) – Electronic card table and method with player tracking
●	2007/02446 (South Africa) – Electronic card table
●	2007/02442 (South Africa) – System and method for playing an electronic card game
●	2007/02444 (South Africa) – System and method for providing a card tournament using one or more card tables
●	2007/02447 (South Africa) – Electronic card table and method

In addition, we currently have applications for additional patents before the U.S. Patent and Trademark Office which relate to various aspects of our products, though we are regularly refining the list of patents that we pursue because of factors such as passage of time, cost, and likelihood of issuance. Patent applications are costly, can take many years to issue and we can provide no assurance that any of these patents will actually be issued. As we continue to develop new technology, we may file additional patent applications with respect to such technology. Additionally, we have numerous foreign patent application equivalents pending in various non-U.S. jurisdictions.

Licenses.

World Poker Tour: WPT Enterprises, Inc. (“WPT”) granted PokerTek, LLC (our former affiliate) an exclusive, 10-year, royalty-free, non-sublicensable license to use the “World Poker Tour” name and related logo and trademark in connection with the lease, sale or distribution in the United States of tables featuring automated live poker games and tournaments. We can also market and offer certain WPT branded packaged deals to its prospective customers.  The license was transferred to PokerTek, Inc. in July 2004.  WPT may terminate the license in the event that we breach any material term of the license, we fail to adhere to WPT’s style guide for its logos and trademarks or we become subject to bankruptcy proceedings (voluntary or involuntary) that are not dismissed within 30 days.

World Series of Poker: On April 17, 2007, Harrah’s License Company, LLC (“Harrah’s”) granted PokerTek, Inc. a limited, non-exclusive, non-transferable license with limited right of sublicense to utilize the “World Series of Poker®” name, related logos and trademarks in connection with the design, development, manufacture, marketing, advertisement, promotion and lease of our gaming tables worldwide.  The license term is five years with three two-year options to renew.

Other. We have registered the www.pokertek.com internet domain name.

Seasonality and Business Fluctuations

Our business is not generally subject to seasonality. However, quarterly revenue and net income may vary based on the timing of product sales, the introduction of new products and changes in our installed base of PokerPro systems.  In addition, revenues from cruise ships and casinos may vary from quarter to quarter depending on a number of factors, including the time of year, cruise itinerary and length, and demographics of the customers.

Backlog

The nature of our business does not lend itself to maintaining a significant backlog of unshipped orders.

Customer Dependence

For the six months ended June 30, 2010, five of our customers made up approximately 52% of our total revenues.  The loss of any of these customers or changes in our relationship with any of them could have a material adverse effect on our business.

Employees

As of June 30, 2010, we had 32 full-time employees.

We consider our relationships with our employees to be satisfactory. None of our employees are covered by a collective bargaining agreement.

DESCRIPTION OF PROPERTY

Our corporate office is located at 1150 Crews Road, Suite F, Matthews, North Carolina 28105.  We currently lease our corporate office and manufacturing facility under an annual operating lease from an entity owned and controlled by our President and our Vice Chairman of the Board of Directors. This facility is approximately 14,400 square feet and is located in Matthews, North Carolina. Our leased space is in good order and condition and is adequate to satisfy our current needs.  The lease expires in August 2011. This lease was amended as of June 1, 2009 with rent expense for the aggregate leased space adjusted to equal $14,200 per month. As of June 30, 2010, our lease provided for an annual rent of $170,400.  As stipulated in the June 1, 2009 amendment, annual rent under the lease will be decrease to $146,400 effective November 1, 2010.

The Company leases its office and manufacturing facility under an annual operating lease from an entity owned and controlled by the Company’s President and the Company’s Vice Chairman of the Board of Directors.

LEGAL PROCEEDINGS

On August 21, 2009, a complaint was filed against the Company in the United States District Court for the District of Nevada by Marvin Roy Feldman.  The plaintiff is seeking unspecified monetary damages related to the Company's distribution of PokerPro in Mexico.  The Company has retained counsel, and we believe that we have several meritorious defenses.  The Company intends to defend itself vigorously.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Stock Listing

Our common stock is traded on the NASDAQ Capital Market under the symbol PTEK.  The table below shows the high and low sales prices for our common stock for the periods indicated, as reported by the NASDAQ Capital Market.

	Market Prices of Common Stock
	2010		2009		2008
Quarter ended	High	Low	High	Low	High	Low
March 31	$0.79	$0.37	$1.69	$0.57	$8.54	$3.44
June 30	1.63	0.44	1.39	0.65	6.30	2.05
September 30	0.82	0.50	1.82	0.66	5.39	2.51
December 31	NA	NA	1.01	0.58	3.00	1.20

As of November 10, 2010, there were approximately 1,600 holders of record of our common stock.

Dividends

To date no cash dividends have been paid with respect to our common stock and the current policy of the Board of Directors is to retain any earnings to provide for the growth of the Company. The payment of cash dividends in the future, if any, will depend on factors such as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes information as of December 31, 2009 relating to our equity compensation plans, under which grants of stock options, restricted stock and other rights to acquire shares of our common stock may be granted from time to time.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under the equity compensation plan (excluding securities reflected in column(a)) (2)
	(a)	(b)	(c)

Equity compensation plan approved by security holders	2,265,136	$2.32	829,114

Equity compensation plan not approved by security holders	-	-	-

Total	2,265,136	$2.32	829,114

(1)	The exercise prices for outstanding options granted to employees range from $2.67 to $11.96 per share. All warrants have an exercise price of $0.50 per share.

(2)	In addition to being available for future issuance upon exercise of stock options, our Stock Incentive Plans provide for the issuance of restricted stock awards and other stock-based awards.

THE LINCOLN PARK CAPITAL TRANSACTION

General

On June 24, 2010, we executed the Purchase Agreement and the Registration Rights Agreement with LPC pursuant to which LPC has purchased and we have issued 100,000 shares of our common stock together with warrants to purchase an equivalent number of shares at an exercise price of $1.10 per share, for total consideration of $100,000. The warrants have a term of five years. Under the Purchase Agreement, we also have the right to sell to LPC up to an additional $4,900,000 of our common stock at our option as described below.

On September 27, 2010, we amended and restated the Purchase Agreement with LPC to make clear that LPC does not have the ability to make an investment decision after the filing of this registration statement and that LPC is irrevocably bound to purchase the securities underlying the put. In addition, under the amended and restated purchase agreement LPC does not have the right to terminate the agreement upon the occurrence of an event of default.

Pursuant to the Registration Rights Agreement, we filed a registration statement that includes this prospectus with the SEC covering the shares that have been issued or may be issued to LPC under the Purchase Agreement. We did not have the right to commence any additional sales of our shares to LPC until the SEC had declared effective the registration statement of which this prospectus is a part. Thereafter, over approximately 30 months, generally we have the right to direct LPC to purchase up to an additional $4,900,000 of our common stock in amounts up to $50,000 as often as every two business days under certain conditions. We can also accelerate the amount of our stock to be purchased under certain circumstances. No sales of shares may occur below $0.25 per share. The purchase price of the shares will be based on the market prices of our shares at the time of sale as computed under the Purchase Agreement without any discount. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon one business day’s notice. We issued 137,500 shares of our stock to LPC as a commitment fee for entering into the agreement (the “Initial Commitment Shares”), and we may issue up to 180,000 shares pro rata (the “Additional Commitment Shares”) as LPC purchases up to an additional $4,900,000 of our stock as directed by us. In connection with each purchase of shares by LPC, we agree to issue to LPC a number of Additional Commitment Shares equal to the product of (x) 180,000 and (y) the Purchase Amount Fraction. The “Purchase Amount Fraction” means a fraction, the numerator of which is the number of shares we direct LPC to purchase in a particular transaction multiplied by the market price of the shares at the time the purchase is completed and the denominator of which is $5,000,000.

The Registration Statement filed in connection with this offering was declared effective by the SEC on November 10, 2010 and all conditions precedent to Commencement (as defined in the Purchase Agreement) have been generally satisfied.

As of October 15, 2010, there were 15,068,080 shares outstanding (6,981,030 shares held by non-affiliates). The 2,247,843 offered shares consist of 100,000 shares and 100,000 shares underlying an accompanying warrant, which together we have sold to LPC for $100,000; 1,730,343 additional shares that we may sell to LPC; 137,500 shares we have issued as a commitment fee; and 180,000 shares that we may issue as a commitment fee pro rata as up to an additional $4,900,000 of our stock is purchased by LPC. If all of the 2,247,843 shares offered by LPC hereby was issued and outstanding as of the date hereof, such shares would represent 13.16% of the total common stock outstanding or 25% of the non-affiliates shares outstanding, as adjusted, as of the date hereof.

Since we are registering 1,730,343 additional purchase shares for sale by LPC pursuant to this prospectus, the selling price of our common stock to LPC will have to average at least $2.83 per share for us to receive the maximum proceeds of $4,900,000. The price of our common stock has ranged from a high of $6.30 to a low of $.37 over the preceding 24 month period. Since December 31, 2008, the highest reported sales price of our common stock was $1.82, which is below the $2.83 price required to have access to the full $4,900,000.  Accordingly, the market price for our common stock would have to rise considerably to have access to the full $4,900,000.

We chose $4,900,000 as the maximum purchase amount based on historical prices over the past two years and in anticipation that our share price may react favorably to improving business performance over the term of the agreement.  Our historical stock price has been volatile and we cannot predict where our stock may trade in the future.  If our stock price does not rise considerably from current levels, we will not have access to the full $4,900,000. For example, assuming a share price of $0.85 per share (the closing price of our common stock on November 10, 2010), we would only be able to raise $1,470,792 by issuing the 1,730,343 additional purchase shares registered in our registration statement, which may impair our ability to grow the business or we may have to seek alternative financing arrangements that may be on less attractive terms.

Purchase of Shares Under the Purchase Agreement

Under the Purchase Agreement, on any business day selected by us and as often as every two business days, we may direct LPC to purchase up to $50,000 of our common stock. The purchase price per share is equal to the lesser of:

●	the lowest sale price of our common stock on the purchase date; or

●	the average of the three lowest closing sale prices of our common stock during the 12 consecutive business days prior to the date of a purchase by LPC.

The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the purchase price.

In addition to purchases of up to $50,000, we may direct LPC as often as every two business days to purchase an additional $100,000 of our common stock provided that on the purchase date our share price is not below $1.25 per share. We may increase this amount up to an additional $200,000 of our common stock provided that on the purchase date our share price is not below $1.75 per share; up to an additional $350,000 of our common stock provided that on the purchase date our share price is not below $2.50 per share; or up to an additional $500,000 of our common stock provided that on the purchase date our share price is not below $3.25 per share. The price at which LPC would purchase these accelerated amounts of our stock will be the lesser of (1) the lowest sale price of our common stock on the purchase date and (2) the lowest purchase price (as described above) during the 10 consecutive business days prior to the purchase date.

LPC’s obligations to purchase shares from us under the Purchase Agreement are not transferable to any third party.

Minimum Purchase Price

Under the Purchase Agreement, we have set a minimum purchase price (“floor price”) of $0.25. However, LPC shall not have the right or the obligation to purchase any shares of our common stock in the event that the purchase price would be less than the floor price. Specifically, LPC shall not have the right or the obligation to purchase shares of our common stock on any business day that the market price of our common stock is below $0.25.

Events of Default

The Purchase Agreement contains the following events of default:

●
while any registration statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to LPC for sale of our common stock offered hereby and such lapse or unavailability continues for a period of 10 consecutive business days or for more than an aggregate of 30 business days in any 365-day period;

●	suspension by our principal market of our common stock from trading for a period of three consecutive business days;

●
the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the NASDAQ Global Market, the NASDAQ Global Select Market, the OTC Bulletin Board, the New York Stock Exchange or the NYSE AMEX;

●	the transfer agent’s failure to issue to LPC within five business days shares of our common stock that LPC is entitled to under the purchase agreement;

●
any material breach of the representations or warranties or covenants contained in the purchase agreement or any related agreements which has or which could have a material adverse effect on us subject to a cure period of five business days;

●	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

●	the issuance of more than 19.99% of our outstanding shares of common stock as of October 15, 2010 to LPC if we fail to obtain shareholder approval.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to LPC terminating the Purchase Agreement without any cost to us.

No Short-Selling or Hedging by LPC

LPC has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the purchase agreement.

Effect of Performance of the Purchase Agreement on Our Shareholders

All 2,247,843 shares registered in this offering are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 30 months from the date of this prospectus. The sale by LPC of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. LPC may ultimately purchase all, some or none of the 1,730,343 additional shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to LPC by us under the agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to LPC and the agreement may be terminated by us at any time at our discretion without any cost to us.

In connection with entering into the Purchase Agreement, we authorized the sale to LPC of up to 2,247,843 shares of our common stock inclusive of the 137,500 commitment shares issued and the 180,000 commitment shares that may be issued and are part of this offering. We estimate that we will sell no more than 2,247,843 shares to LPC under the Purchase Agreement all of which are included in this offering. We have the right to terminate the agreement without any payment or liability to LPC at any time, including in the event that all $5,000,000 is sold to LPC under the purchase agreement. Subject to approval by our Board of Directors, we have the right but not the obligation to sell more than 2,247,843 shares to LPC. In the event we elect to sell more than the 2,247,843 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the SEC. In addition, in the event that we decide to issue to LPC more than 19.99% of our outstanding shares of common stock as of October 15, 2010, we would first be required to seek shareholder approval in order to be in compliance with the NASDAQ Capital Market rules. The number of shares ultimately offered for sale by LPC under this prospectus is dependent upon the number of shares purchased by LPC under the Purchase Agreement. Under the Purchase Agreement, we have already sold to LPC 100,000 purchase shares with 100,000 warrant shares included in this offering.  We have the right to sell to LPC up to an additional $4,900,000 of our common stock at our discretion. The following table sets forth the amount of proceeds we would receive from LPC from the sale of shares at varying purchase prices up to the additional $4,900,000:

Assumed Average Purchase Price		Number of Registered Purchase Shares Available for Purchase	Registered Pro Rata Commitment Shares Earned	Total Number of Additional Registered Shares to be Issued if Full Purchase	Proceeds from the Future Sales of Shares to LPC Under the Purchase Agreement	Percentage of Outstanding Shares After Giving Effect to Future Issuance to LPC (1)

$0.25	(2)	1,730,343	15,573	1,745,916	$432,586	10.38%
$0.85	(3)	1,730,343	52,949	1,783,292	$1,470,792	10.58%
$1.00		1,730,343	62,292	1,792,635	$1,730,343	10.63%
$1.50		1,730,343	93,439	1,823,782	$2,595,515	10.80%
$2.00		1,730,343	124,585	1,854,928	$3,460,686	10.96%
$3.00		1,633,333	176,400	1,809,733	$4,900,000	10.72%
____________

(1)
The denominator is based on 15,068,080 shares outstanding as of October 15, 2010 plus the Total Number of Registered Shares to be Issued if Full Purchase of the additional $4,900,000. The numerator is the Total Number of Registered Shares to be Issued if Full Purchase of the additional $4,900,000.

(2)	Under the agreement the company may not sell and LPC cannot purchase any shares in the event the price of our stock below $0.25

(3)	Closing sale price of our shares on November 10, 2010.

THE SELLING SHAREHOLDER

The following table presents information regarding the selling shareholder. LPC may sell all, some or none of the shares that are beneficially owned. Neither the selling shareholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Selling Shareholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering	Shares to be Sold in the Offering Assuming The Company Issues The Maximum Number of Shares Under the Purchase Agreement	Percentage of Outstanding Shares Beneficially Owned After Offering
Lincoln Park Capital Fund, LLC (1)	237,500(2)	1.6%(2)	2,247,843	0%

____________

(1)
Josh Scheinfeld and Jonathan Cope, the principals of LPC, are deemed to be beneficial owners of all of the shares of common stock owned by LPC. Messrs. Scheinfeld and Cope have shared voting and disposition power over the shares being offered under this prospectus.

(2)
Includes 137,500 shares of our common stock previously issued to LPC as a commitment fee and 100,000 shares of common stock sold to LPC under the Purchase Agreement. LPC may acquire an additional 100,000 shares upon the exercise of a warrant, and we may at our discretion elect to issue to LPC up to 1,730,343 additional shares of our common stock and LPC may earn up to 180,000 additional commitment shares under the Purchase Agreement, but LPC does not beneficially own any such shares that may be issued by us at our sole discretion, and such shares are not included in determining the percentage of shares beneficially owned before the offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We are engaged in the development, manufacture and marketing of electronic software and hardware products and we operate in two business segments – gaming and amusement. Through our gaming business, we currently market our PokerPro® product to casinos, cruise line operators, racinos, card clubs, and lotteries worldwide. Through our amusement business, we market our Heads-Up Challenge™ product to coin-op amusement operators, distributors, bars, and restaurants.

During 2009, we made significant changes to our marketing plans and business strategies for both operating segments. We also initiated expense reductions in all aspects of our operations to improve our financial performance.

For PokerPro, we revised the marketing strategy to target markets with less competition from manual poker rather than highly competitive traditional gaming markets with large concentrations of poker tables. Those markets with less competition and more favorable conditions for electronic table games include cruise ships, racinos, international markets, and certain other geographic areas where manual poker is not prevalent or not allowed. In connection with this transition, we increased our focus on penetrating international gaming markets, including Canada, Mexico, and Europe. We terminated Aristocrat’s exclusive distribution agreement in January 2010 and are beginning to market our products on a direct basis worldwide. We believe this will allow us to focus more of our marketing and sales efforts on those markets that offer the best opportunity to build a strong recurring revenue business.

For Heads-Up Challenge, we transitioned from selling exclusively through distributors to placing product on a recurring license basis directly to operators and bars in the United States. We continued to sell the product in international markets and in certain other circumstances in the United States. The market for amusement products continues to be challenging and our revenues and gross margins have been steadily declining.

In light of the deteriorating performance of the segment during the first half of 2010, the outlook for the Amusement industry and the significant decline in demand and pricing power for our Heads-Up Challenge, in August 2010 we approved a plan to discontinue our amusement business to focus on our higher-margin gaming business.

We recognized $1.1 million in non-recurring charges to reflect our amusement assets at net realizable value and to reflect an unfavorable purchase commitment.

We are committed to increasing our penetration in our new target markets, continuing to control our spending and expect our financial results for 2010 to continue to improve as we execute our strategic plan. However, we have limited financial resources and our ability to raise capital on favorable terms is not known and may impact our ability to grow and to fully implement our strategic plans. We also expect economic sluggishness and tight credit markets to continue during 2010, which may impact revenues from existing customers as well as our ability to attract new customers. Changes in consumer confidence and spending and/or significant changes in the gaming and amusement markets or our ability to obtain financing could have a material impact on our future consolidated financial position, results of operations or cash flows.

Results of Operations for the Three Months Ended June 30, 2010 Compared to the Three Months Ended June 30, 2009

Revenues. Revenues increased by $38,836 (3%) to $1.6 million for the three months ended June 30, 2010 as compared to $1.5 million for the three months ended June 30, 2009.

Gaming revenue increased by $51,787 (4%) to $1.3 million for the three months ended June 30, 2010 as compared to $1.2 million for the three months ended June 30, 2009. Amusement revenue decreased by $12,951 (4%) to $275,928 for the three months ended June 30, 2010 as compared to $288,879 for the three months ended June 30, 2009. Gaming revenues were relatively flat, however the mix of revenues shifted as we moved gaming tables from traditional gaming markets in the United States to international markets with less competition.

Gross Profit. Gross profit was negative $184,609 for the three months ended June 30, 2010 and $506,420 for the three months ended June 30, 2009, a decrease of 136%. The decline in gross profit was attributable to the non-recurring charges incurred in our Amusement segment. Gross profit from the Gaming business improved 66% to $768,640 (60% margin) from $463,922 (38% margin) benefitting from reduced depreciation on leased assets.

Selling, General and Administrative Expenses. Selling, general and administrative expenses (“SG&A”) decreased by $0.4 million (22%) to $1.2 million for the three months ended June 30, 2010 as compared to $1.6 million for the three months ended June 30, 2009. This decrease was primarily due to lower salaries and other employee-related expenses as a result of the headcount reductions and other cost reduction initiatives. As a percentage of total revenues, SG&A expenses were 77% of total revenues for the three months ended June 30, 2010, compared with 102% of total revenues for the comparable period in 2009. Excluding the Amusement business, SG&A is 94% and 126% of Gaming revenue for the three months ended June 30, 2010 and 2009, respectively.

Research and Development Expenses. Research and development expenses decreased by $44,181 (15%) to $251,314 for the three months ended June 30, 2010 as compared to $295,495 for the three months ended June 30, 2009. We continue to invest in software and hardware development to improve PokerPro and to develop our new ProCore platform. However, our cost reduction initiatives favorably impacted research and development expenses.

Depreciation. Depreciation increased by $134,859 (203%) for the three months ended June 30, 2010 to $201,149 from $66,290 for the comparable period in 2009. The increase in depreciation was primarily attributable to acceleration of depreciation of tooling relating to the disposition of the Amusement business. Excluding the Amusement business, depreciation decreased by $16,254 (32%) for the three months ended June 30, 2010 to $34,373 from $50,627 for the comparable period in 2009. The decrease in depreciation was due primarily to certain assets being fully depreciated.

Interest expense, net. Interest expense decreased $59,546 (62%) for the three months ended June 30, 2010 to $37,018 from $96,564 for the three months ended June 30, 2009. The decrease was primarily attributable to the reduction in the principal balance of our Founders’ Loan from $2.0 million at June 30, 2009 to $0.8 million at June 30, 2010, combined with lower interest rates. Interest expense for the three months ended June 30, 2010 was composed of the following items: Founders’ Loan interest of $17,951; loan origination and unused line fees associated with the credit line from Silicon Valley Bank totaling $18,426; and interest on our capital lease of $705.

Income Taxes. Income tax provision was $9,866 for the three months ended June 30, 2010 and $21,421 in the comparable period of 2009. The decrease in income tax provision was attributable to reduced withholdings from Canada directly attributable to a decrease in revenue from Canada.

Net Loss. Net loss for the three months ended June 30, 2010 was $2.0 million, an increase of $0.4 million (24%) from $1.6 million for the three months ended June 30, 2009. Net loss per share, basic and diluted, was $0.14 per share for the three months ended June 30, 2010, an improvement of $0.01 (7%) per share from $0.15 for the comparable period of 2009. The increase in net loss was directly attributable to the $1.1 million in Amusement segment charges.

Results of Operations for the Six Months Ended June 30, 2010 Compared to the Six Months Ended June 30, 2009

Revenues. Revenues decreased by $0.2 million (6%) to $3.4 million for the six months ended June 30, 2010 as compared to $3.7 million for the six months ended June 30, 2009.

Gaming revenue increased by $0.1 million (5%) to $2.9 million for the six months ended June 30, 2010 as compared to $2.7 million for the six months ended June 30, 2009. Amusement revenue decreased by $0.3 million (38%) to $0.6 million for the six months ended June 30, 2010 as compared to $0.9 million for the six months ended June 30, 2009. Gaming revenues were relatively flat, however the mix of revenues shifted as we moved gaming tables from traditional gaming markets in the United States to international markets with less competition.

Gross Profit. Gross profit was $0.8 million for the six months ended June 30, 2010 and $1.3 million for the six months ended June 30, 2009, a decrease of 41%. The decline in gross profit was attributable to the non-recurring charges incurred in our Amusement segment. Gross profit from the Gaming business improved to $1.7 million (60% margin) from $1.2 million (44% margin) benefitting from reduced depreciation on leased assets.

Selling, General and Administrative Expenses. SG&A decreased by $1.0 million (29%) to $2.4 million for the six months ended June 30, 2010 as compared to $3.3 million for the six months ended June 30, 2009. This decrease was primarily due to lower salaries and other employee-related expenses as a result of the headcount reductions and other cost reduction initiatives. As a percentage of total revenues, SG&A expenses were 69% of total revenues for the six months ended June 30, 2010, compared with 91% of total revenues for the comparable period in 2009. Excluding the Amusement business, SG&A is 83% and 123% of Gaming revenue for the six months ended June 30, 2010 and 2009, respectively.

Research and Development Expenses. Research and development expenses   decreased by $0.1 million (18%) to $0.5 million for the six months ended June 30, 2010 as compared to $0.7 for the six months ended June 30, 2009. We continue to invest in software and hardware development to improve PokerPro and to develop our new ProCore platform. However, our cost reduction initiatives favorably impacted research and development expenses.

Depreciation. Depreciation increased by $126,202 (97%) for the six months ended June 30, 2010 to $256,750 from $130,548 for the comparable period in 2009. The increase in depreciation was primarily attributable to acceleration of depreciation of tooling relating to the disposition of the Amusement business. Excluding the Amusement business, depreciation decreased by $26,798 (27%) for the six months ended June 30, 2010 to $73,705 from $100,503 for the comparable period in 2009. The decrease in depreciation was due primarily to certain assets being fully depreciated.

Interest Income (Expense), net. Interest expense decreased $111,698 (62%) for the six months ended June 30, 2010 to $69,573 from $181,271 for the six months ended June 30, 2009. The decrease was primarily attributable to the reduction in the principal balance of our Founders’ Loan from $2.0 million at June 30, 2009 to $0.8 million at June 30, 2010, combined with lower interest rates. Interest expense for the six months ended June 30, 2010 was composed of the following items: Founders’ Loan interest of $35,704; loan origination and unused line fees associated with the credit line from Silicon Valley Bank totaling $32,374; and interest on our capital lease of $1,560.

Income Taxes. Income tax provision was $38,607 for the six months ended June 30, 2010 and $63,970 for the comparable period of 2009. The decrease in income tax provision was attributable was attributable to reduced withholdings from Canada directly attributable to a decrease in revenue from Canada.

Net Loss. Net loss for the six months ended June 30, 2010 was $2.9 million, an improvement of $0.6 million (16%) from $3.5 million for the six months ended June 30, 2009. Net loss per share, basic and diluted, was $0.20 per share for the six months ended June 30, 2010, an improvement of $0.11 (35%) per share from $0. 31 for the comparable period of 2009. The decrease in net loss was attributable to our cost reduction initiatives partially offset by the $1.1 million in Amusement segment charges.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenue. Revenue decreased by $7.7 million (54%) to $6.7 million for the year ended December 31, 2009 as compared to $14.4 million for the year ended December 31, 2008.  Revenues declined overall as our business shifted from a product sale focus, which produces larger up-front revenues, to a business with heavier emphasis on recurring license revenues which are spread over time.

Gaming revenue decreased by $4.3 million (44%) to $5.4 million for the year ended December 31, 2009 as compared to $9.7 million for the year ended December 31, 2008.   During 2008, gaming revenue included $3.2 million in one-time product sales to Aristocrat for their distribution internationally, primarily in Europe. During 2009, there were no such product sales to Aristocrat and the revenue mix shifted to recurring revenue in the North American markets where we were distributing on a direct basis.  Subsequent to 2009, we terminated our exclusive international distribution agreement with Aristocrat and began distributing on a direct basis worldwide.

Amusement revenue decreased by $3.5 million (73%) to $1.3 million for the year ended December 31, 2009 as compared to $4.8 million for the year ended December 31, 2008.   Operators and distributors in the amusement industry were impacted rather severely by the combination of recession, currency fluctuations and credit tightening.  In addition, we took steps in 2009 to shift the business from traditional distribution to operator direct placements, which also results in heavier emphasis on recurring revenues which are spread over time.

Gross Profit.   Gross Profit was $2.5 million for the year ended December 31, 2009 and $5.4 million for the year ended December 31, 2008, a decrease of 54%.  Gross profit as a percent of revenue was 37% for both years.

The improvement in gross profit percent is directly attributable to improvements in the gaming segment where the PokerPro revenue mix shifted from lower margin one time product sales to higher margin recurring revenue business.  Gaming margins also benefited from reduced depreciation on leased assets.  The improvements in the gaming segment were offset by lower margins in the Amusement segment.

Selling, General and Administrative Expenses.   Selling, general and administrative expenses (“SG&A”) decreased by $3.0 million (35%) to $5.5 million for the year ended December 31, 2009 as compared to $8.5 million for the year ended December 31, 2008. This decrease was primarily due to lower salaries and other employee-related expenses as a result of the headcount reductions and other cost reduction initiatives.

As a percentage of total revenues, SG&A expenses were 83% of total revenues for the year ended December 31, 2009, compared with 59% of total revenues for the comparable period in 2008 on lower product sale revenues.

Research and Development Expenses.  Research and development expenses   (“R&D”) decreased by $1.6 million (56%) to $1.2 million for the year ended December 31, 2009 as compared to $2.8 million for the year ended December 31, 2008. We continue to invest in software and hardware development to improve our gaming and amusement products through the addition of new games and features and to improve manufacturability.  However, as our Heads-Up Challenge and PokerPro products are now fully commercialized, we have been able to reduce spending on pre-production engineering and internal development efforts.

Depreciation.   Depreciation increased by $44,439 (21%) for the year ended December 31, 2009 to $254,699 from $210,260 for the year ended December 31, 2008. The increase in depreciation was primarily attributable to depreciation associated with our investment in capitalized software.

Interest Expense, net.   Interest expense, net increased $193,671 (205%) for the year ended December 31, 2009 to $287,956 from $94,285 for the year ended December 31, 2008.  We incurred interest expense in 2009 on the loan from our founders of $200,042 and recognized loan origination and unused line fees associated with the credit line from Silicon Valley Bank totaling $81,595.  In addition, we incurred interest on our capital lease of $4,843 and other miscellaneous interest expense of $1,476.  During 2008, we earned interest income on our ARS investments, which were liquidated on January 5, 2009.

Income Taxes.   Income tax provision was $107,865 for the year ended December 31, 2009 and $262,905 in the comparable period of 2008.  The decrease in income tax provision was attributable to lower withholding taxes in Canada.

Net Loss.   Net loss for the year ended December 31, 2009 was $5.7 million, an improvement of $2.0 million (26%) from $7.6 million for the year ended December 31, 2008.  Net loss per share, basic and diluted, was $0.47 per share for the year ended December 31, 2009, an improvement of $0.23 (33%) per share from $0.70 for the comparable period of 2008.   Net loss and net loss per share improved over the prior year as our cost reduction initiatives more than offset the decline in revenue.

Liquidity and Capital Resources

We have incurred net operating losses since inception and operating expenses may continue to exceed revenues. We have typically funded our operating costs, research and development activities, working capital investments and capital expenditures associated with our growth strategy with proceeds from the issuances of our common stock, as well as through credit arrangements from financial institutions and a loan from certain members of our Board of Directors.

Discussion of Statement of Cash Flows

	Years Ended December 31,			Six Months Ended June 30,
	2009	2008	Change	2010	2009	Change
Net cash used in operating activities	$(2,306,446)	$(6,521,360)	$4,214,914	$(246,283)	$(1,323,846)	$1,077,563
Net cash provided by investing activities	3,850,551	1,918,287	1,932,264	(5,688)	3,850,551	(3,856,239
Net cash provided by (used in) financing activities	(2,389,261)	4,854,623	(7,243,884)	319,877	(2,877,031)	3,196,908

Net increase (decrease) in cash and cash equivalents	(845,156)	251,550	(1,096,706)	67,906	(350,326)	418,232

Cash and cash equivalents, beginning of year	1,481,530	1,229,980		636,374	1,481,530

Cash and cash equivalents, end of period	$636,374	$1,481,530		$704,280	$1,131,204

Six Months Ended June 30, 2010 and 2009

For the six months ended June 30, 2010, net cash used in operating activities was $0.2 million, as compared to $1.3 million for the six months ended June 30, 2009, a decrease of $1.1 million. The improvement in cash used in operating activities was primarily due to the reduction in net loss and management of working capital spending.

Net cash used in investing activities was $5,688 for the six months ended June 30, 2010, compared to cash provided by investing activities of $3.9 million for the six months ended June 30, 2009. During 2010, net cash used in investing activities is attributable to minor capital expenditures. During 2009, net cash provided by investing activities was primarily investments and redemptions of our auction rate securities (“ARS”) portfolio.

Net cash provided by financing activities was $319,877 for the six months ended June 30, 2010 compared to net cash used in financing activities of $2.9 million for the six months ended June 30, 2009. During 2010, we entered into a private placement resulting in net proceeds of $260,000 and also entered into a Stock Purchase Agreement with Lincoln Park Capital Fund LLC (“LCP”) resulting in initial cash proceeds of $100,000 (see description below). The proceeds from issuances of common stock were partially offset by payments on capital lease obligations totaling $12,814. During 2009, we liquidated our UBS Credit Facility in connection with the sale of our ARS investment.

Years Ended December 31, 2009 and 2008

For the year ended December 31, 2009, net cash used in operating activities improved $4.2 million (65%) to $2.3 million as compared to $6.5 million for the year ended December 31, 2008. The improvement in cash used in operating activities was primarily due to the reduction in net loss and reductions in working capital spending.  Our net loss improved by $2.0 million and we also significantly curtailed inventory purchases.

Net cash provided by investing activities increased $1.9 million (101%) to $3.9 million for the year ended December 31, 2009, from $1.9 million for the year ended December 31, 2008.  Cash provided by investing activities is primarily a function of investments and redemptions of our auction rate securities (“ARS”) portfolio which were liquidated in January 2009, and to a smaller degree, capital expenditures for assets used in our operations.

Net cash used in financing activities was $2.4 million for the year ended December 31, 2009, compared to cash provided by financing activities of $4.9 million during the year ended December 31, 2008.   During 2009, cash used in financing activities was primarily due to the repayment of the UBS Credit Facility which occurred as a result of the sale of the ARS investment, as well as payments on our capital lease obligation.  During 2008, cash provided from financing activities consisted primarily of proceeds from our loan to our founders ($2 million), and net advances from the UBS line of credit ($2.9 million).

We have the ability to impact the timing and extent of our cash needs primarily by managing the pace of growth and managing our operating expenses. However, we also have significant contractual obligations and our ability to control both the timing and extent of the cash needs of the business is not unlimited, particularly in light of the current economic climate and the capital intensive nature of the PokerPro business. As we expand our international business, we may also incur additional import duties, taxes, legal, professional fees, overhead costs, and working capital needs that could impact our ability to grow and manage liquidity.

Our intent is to balance revenue growth with operating expense and working capital management, while carefully monitoring the impact of growth on our cash needs and cash balances. Accordingly, reductions in our working capital investments or declines in demand for our products or continued deterioration in general economic conditions could impact our ability to grow or to effectively manage our liquidity needs.

Based on our current capital structure and our anticipated growth plans, we may continue to explore various alternatives to fund our growth, which may include raising additional funds through public or private offerings of our securities, obtaining additional credit facilities, converting our debt, or seeking alternative sources of financing, which may or may not be available on favorable terms, if at all. If such sources of capital are not available, we may seek other avenues to fund the business, including sale/leaseback arrangements, transitioning our products from a capital intensive leasing strategy to a product sale strategy, seeking to sell our assets, or reducing our operations. If we decide to raise additional capital in the equity markets or take other actions, shareholders could incur significant dilution, or, if we are unable to raise capital, our ability to effectively operate our business could be impaired.

Stock Purchase Agreement with LPC

On June 24, 2010 and amended on September 27, 2010, we signed a $5 million purchase agreement with LPC, an Illinois limited liability company.

Upon signing the agreement, LPC purchased 100,000 shares of common stock at a price of $1.00 per share and we received $100,000 in initial proceeds under the purchase agreement. We also issued a warrant to purchase an additional 100,000 shares of our common stock at an exercise price of $1.10 per share and containing a call provision exercisable by us in the event common shares trade above $3.00 per share for 20 consecutive days.

We entered into a registration rights agreement with LPC whereby we agreed to file a registration statement related to the transaction within 20 days with the U.S. Securities & Exchange Commission (“SEC”) covering the shares that have been issued or may be issued to LPC under the purchase agreement. After the SEC declared effective the registration statement related to the transaction, we have the right over a 30-month period to sell shares of common stock to LPC every two business days in the amount of $50,000. This amount may be increased by $100,000 if the closing price of our shares is above $1.25, by $200,000 if the closing price is above $1.75, by $350,000 if the closing price is above $2.50 and by $500,000 if the closing price is above $3.75.

The Registration Statement filed in connection with this offering was declared effective by the SEC on November 10, 2010 and all conditions precedent to Commencement (as defined in the Purchase Agreement) have been generally satisfied.

The purchase price of the shares related to the $4.9 million of future funding will be based on the prevailing market prices of our shares at the time of sales without any discount and subject to the floor price. The purchase price is determined based on the lesser of the lowest sale price on the purchase date or the average of the lowest three closing prices during the preceding 12 days.

In consideration for entering into the agreement, we issued to LPC 137,500 shares of our common stock. We shall issue up to 180,000 common shares on a pro rata basis only if and when we sell additional shares to LPC. These shares shall be held by LPC for 30 months or until such time as the Purchase Agreement is terminated.

We will control the timing and amount of any future sales of shares to LPC and are under no obligation to sell any additional shares to LPC. The purchase agreement may be terminated by us at any time at our discretion and without any cost to us. Except for a limitation on variable priced financings, there are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the agreement. The proceeds received by us under the common stock purchase agreement are expected to be used for working capital purposes.

Equity Offerings.  On August 13, 2009, we entered into a Stock Purchase Agreement with ICP Electronics pursuant to which we agreed to sell 565,000 shares of common stock to ICP Electronics. The shares of common stock that were sold were valued at a price of $0.85 per share and were exchanged with ICP Electronics for 191 Heads-Up Challenge units for immediate delivery. As of October 9, 2009, we sold an additional 120,000 shares of our common stock to ICP Electronics pursuant to the Stock Purchase Agreement dated October 9, 2009.  The shares were valued at a price of $0.90 per share and were exchanged with ICP Electronics in payment for products and services. The shares were sold in reliance upon exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(6) and Regulation S. As of November 13, 2009, ICP Electronics owns 685,000, or 4.89% of our outstanding shares.

On August 28, 2009, we completed a private placement for $500,000, issuing 686,090 shares.  Lyle A. Berman, our Chairman, invested $250,000 to purchase 328,947 shares at $0.76, the consolidated closing bid price immediately preceding the transaction.  A second investor invested $250,000 to purchase 357,143 shares at $0.70. The shares were sold in reliance upon exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(6) and Regulation 506 under the Securities Act.

On September 10, 2009, we entered into binding agreements with three debt holders to convert an aggregate of $1.2 million principal amount of loans into 1,445,784 shares of common stock, at a conversion price of $0.83 per share, which represented the consolidated closing bid price on the NASDAQ Capital Markets exchange as of the close of the trading day immediately preceding these transactions. Lyle A. Berman, James T. Crawford and Arthur L. Lomax, all members of our Board of Directors, agreed to participate in the debt conversion. Mr. Berman converted $500,000, Mr. Crawford converted $500,000 and Mr. Lomax converted $200,000 of outstanding loan principal to common stock, in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), pursuant to Section 3(a)(9) and Section 4(6) of the Act.

Founders’ Loan.  We have $0.8 million of debt outstanding under our Founders’ Loan following the issuance 1,445,784 shares of common stock to liquidate $1.2 million of the original $2.0 million loan.  The remaining $0.8 million has a maturity date of March 21, 2012 and provides that monthly interest payments, at the election of the holder, may be made in our common stock at a 13% annual interest rate pursuant to a formula or cash at a 9% annual interest rate.

SVB Credit Facility.   We maintain a credit facility with Silicon Valley Bank to support our working capital needs (the “SVB Credit Facility”).  On August 27, 2010, we entered into amendments to the SVB Credit Facility, which extended the maturity date for the facility to October 21, 2010, adjusted the facility amount to have a Facility Limit of $1.25 million with maximum advances determined based on the composition of our eligible accounts receivable and inventory balances and modified certain other provisions of the facility.  We extended the SVB Credit Facility through October 21, 2010 rather than a full year to allow additional time to evaluate the Company’s long term credit needs prior to renewing for a full year.  The SVB Credit Facility has a one-year term and bears interest at an annual rate equal to the greater of 6.5% or prime plus 2.0%. Availability as of June 30, 2010 was approximately $1.0 million based on our accounts receivable and inventory levels, and there were no amounts drawn.

Capital Lease Obligation.   During 2008, the Company entered into capital lease obligations totaling $73,273 to finance the purchase of a new internal-use ERP system. These capital lease obligations bear interest at an annual rate of 9.4% and have a term of 36 months, resulting in monthly payments of $2,396.  At the end of the lease term, the Company has the option to purchase the software for $101.

Contractual Obligations

The table below sets forth our known contractual obligations as of June 30, 2010:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Debt obligations (1)	$926,000	$72,000	$854,000	$-	$-
Operating lease obligations (2)	214,400	190,000	24,400	-	-
Capital lease obligations (3)	27,125	25,356	1,769	-	-
Purchase obligations (4)	650,839	650,839	-	-	-
Other long-term liabilities (5)	396,500	-	396,500	-	-
Total	$2,214,864	$938,195	$1,276,669	$-	$-

(1)	Represents the outstanding principal amount and interest on our Founder’s Loan.

(2)	Represents operating lease agreements for office and storage facilities and office equipment.

(3)	Represents outstanding principal and interest payable under capital lease obligations related to our purchase of internal-use ERP system.

(4)	Represents open purchase orders with our vendors, primarily purchase obligations for Heads-Up Challenge.

(5)	Represents purchase of gaming inventory from Aristocrat.

Contractual obligations increased to $2.2 million as of June 30, 2010 from $2.1 million as of December 31, 2009 due principally to an increase related to the purchase of gaming inventory from Aristocrat partially offset by a decrease in the level of inventory purchase commitments and lease obligations.

On August 5, 2010, we amended our agreement related to our purchase obligation for our amusement product which reduced our purchase obligations from $650,839 to $217,857.

Customer Dependence

As of June 30, 2010, five of our customers made up approximately 52% of our total revenues. The loss of any of these customers or changes in our relationship with them could have a material adverse effect on our business.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we evaluate these estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in “Note 1 –Nature of Business and Significant Accounting Policies” to our consolidated financial statements appearing elsewhere in this report, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue recognition: We recognize revenue as it is earned in accordance with generally accepted accounting principles.   If multiple product deliverables are included under a sale or license agreement, we allocate revenue to each product based upon their respective fair values in relation to the total contract value and defers revenue recognition on those deliverables that have not met all requirements of revenue recognition.

Revenues are recognized when all of the following have occurred:

●	Persuasive evidence of an arrangement exists;
●	The fee is fixed or determinable;
●	Delivery has occurred;
●	Collectibility is reasonably assured; and
●	Title and risk of loss have passed to the customer.

In many cases, arrangements include recurring fees based on either a fixed monthly fee or a pre-determined percentage of the amount the casino or card club charges for each hand of poker (the “rake”).  In some cases, we may also charge separately for installation, training and post-contract customer support (“PCS”).  Where we are responsible for performing initial installation and training, all revenue is deferred until such time as those services have been rendered.  Following installation, license and service fees are recognized when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable and collectability is reasonably assured. This normally occurs on a monthly basis as the amounts contractually due are computed and invoiced, PCS is delivered and all other revenue recognition criteria are satisfied.

Research and development: Research and development costs are charged to expense when incurred and are included in the consolidated statements of operations, except when certain qualifying expenses are capitalized.  Capitalization of development costs of software products begins once the technological feasibility of the product is established.  Capitalization ceases when such software is ready for general release, at which time amortization of the capitalized costs begins.  No amounts had been capitalized as technological feasibility is generally established at or near the time of general release. Research and development costs include salaries, benefits, travel and other internal costs allocated to software and hardware development efforts, as well as purchased components, engineering services and other third-party costs.

Inventories: Inventories are stated at the lower of cost or market, where cost is determined on a first-in, first-out basis.  Inventories also include parts from PokerPro systems that have been used at customer sites and returned for refurbishment and subsequent redeployment with customers.  Those inventory items are stated at the lower of cost or market, where cost is determined based on the undepreciated cost of the returned items. We regularly review inventory for slow moving, obsolete and excess characteristics and evaluate whether inventory is stated at the lower of cost or net realizable value.

PokerPro systems, Heads-Up Challenge units and property and equipment: PokerPro systems and Heads-Up Challenge units represent equipment owned by PokerTek.  The majority of this equipment is operated at customer sites pursuant to contractual license agreements.  PokerPro systems may also include equipment used for demonstration or testing purposes.

PokerPro systems and Heads-Up Challenge units are transferred from the Company’s respective inventory accounts to the PokerPro systems and Heads-Up Challenge units accounts at the time the units are fully assembled, configured, tested and otherwise ready for use by a customer.  Because the configuration of each PokerPro system is unique to the specific customer environment in which it is being placed, the final steps to configure and test the unit generally occur immediately prior to shipment.  Depreciation expense for PokerPro systems begins in the month of transfer of each PokerPro system from the inventory account to the PokerPro systems account.

PokerPro systems, Heads-Up Challenge units  and property and equipment are stated at cost, less accumulated depreciation. We include an allocation of direct labor, indirect labor and overhead for each PokerPro system. Costs not clearly related to the procurement, manufacture and implementation are expensed as incurred.  As PokerPro systems are returned from customer sites, the hardware components are dismantled and transferred to inventory at depreciated cost, and all labor, overhead and installation costs capitalized in connection with the original installation is expensed immediately. As the systems are returned to the warehouse, the various hardware components are individually taken apart, inspected, tested, thoroughly cleaned and refurbished with new components as needed for redeployment.  Unusable parts are scrapped. Refurbished systems are transferred from inventory to the PokerPro systems account and depreciated over their estimated useful life in a manner consistent with new PokerPro systems described above.

Depreciation is computed using the straight-line method over the estimated useful life of the asset.  Estimated useful lives are generally three years for PokerPro systems and Heads-Up Challenge units and five years for internal-use equipment and office furniture. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the improvement.  Expenditures for maintenance and repairs are expensed as incurred.

We evaluate property and equipment for impairment as an event occurs or circumstances change that would more likely than not reduce the fair value of the property and equipment below the carrying amount. If the carrying amount of property and equipment is not recoverable from its undiscounted cash flows, then we would recognize an impairment loss for the difference between the carrying amount and the current fair value. Further, we evaluate the remaining useful lives of property and equipment at each reporting period to determine whether events and circumstances warrant a revision to the remaining depreciation periods.

Share-based compensation: We value our stock options issued based upon the Black-Scholes option pricing model and recognized the compensation over the period in which the options vest.  There are inherent estimates made by management regarding the calculation of stock option expense, including volatility, expected life and forfeiture rate (see Note 11 – “Shareholders’ Equity – Stock Incentive Plan”).

For stock options issued subsequent to January 1, 2006, we recognized compensation expense for options that vest over time using the straight-line attribution approach.  For time-based options issued prior to January 1, 2006, we continue to use the graded attribution approach. For performance based options issued to third parties, compensation expense is determined at each reporting date in accordance with the fair value method. Until the measurement date is reached, the total amount of compensation expense remains uncertain. Compensation expense is recorded based on the fair value of the award at the reporting date and then revalued, or the total compensation is recalculated, based on the current fair value at each subsequent reporting date.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which amended the accounting requirements regarding revenue recognition for software. The objective of this update is to address the accounting for revenue arrangements that contain tangible products and software. This guidance is effective for fiscal years beginning on or after June 15, 2010 and allows for either prospective or retrospective application, with early adoption permitted. We are currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In October 2009, the FASB issued guidance which amended the accounting requirements regarding revenue recognition.  The objective of this update is to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This guidance is effective for fiscal years beginning on or after June 15, 2010 and allows for either prospective or retrospective application, with early adoption permitted.  We are currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In August 2009, the FASB issued guidance on measuring liabilities at fair value.  The guidance addresses restrictions on the transfer of a liability and clarifies how the price of a traded debt security should be considered in estimating the fair value of the issuer’s liability.  The guidance is effective for our fourth quarter period beginning October 1, 2009. The adoption and application of this guidance did not have any effect on our results of operations, financial condition, or cash flows.

In June 2009, the FASB adopted the FASB Accounting Standards Codification as the single source of authoritative non-governmental GAAP.  This codification supersedes all previously issued accounting pronouncements and consolidates technical accounting literature.  This codification was effective for interim and annual reporting periods ending after September 15, 2009. The adoption and application the FASB codification did not have any effect on the Company's results of operations, financial condition, or cash flows.  References to superceded accounting pronouncements have been replaced with references to the Codification sections and/or plain English explanations.

In May 2009, the FASB issued guidance requiring disclosures regarding subsequent events for events or transactions that occur after the balance sheet date but before the financial statements are issued, for public companies, and requires disclosure of the date through which an entity has evaluated subsequent events.  This guidance was effective for interim reporting periods ending after June 15, 2009.  The adoption and application of this guidance did not have any effect on our results of operations, financial condition, or cash flows.

In April 2009, the FASB issued guidance requiring disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements, as well as disclosures in summarized financial information at interim reporting periods. This statement was effective for interim reporting periods ending after June 15, 2009, and its adoption did not have a material effect on our results of operations, financial condition or cash flows.

In January 2010, the FASB issued an amendment to the fair value measurement and disclosure standard improving disclosures about fair value measurements. This amended guidance requires separate disclosure of significant transfers in and out of Levels 1 and 2 and the reasons for the transfers. The amended guidance also requires that in the Level 3 reconciliation, the information about purchases, sales, issuances and settlements be disclosed separately on a gross basis rather than as one net number. The guidance for the Level 1 and 2 disclosures was adopted on January 1, 2010, and did not have an impact on our consolidated financial position, results of operations or cash flows. The guidance for the activity in Level 3 disclosures is effective January 1, 2011, and will not have an impact on our consolidated financial position, results of operations or cash flows as the amended guidance provides only disclosure requirements. We had no transfers between Level 1, 2, or 3 inputs during the six months ended June 30, 2010.

In February 2010, the FASB issued amended guidance on subsequent events. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately, and we adopted these new requirements for the quarter ended March 31, 2010.

Subsequent Events

On July 1, 2010, we received a letter from The NASDAQ Stock Market indicating that the closing bid price of our common stock had fallen below $1.00 for the 30 consecutive business days from May 19, 2010 to June 20, 2010, and therefore, we were not in compliance with NASDAQ Listing Rule 5550(a)(2) as of July 1, 2010.

NASDAQ provides an automatic 180 day grace period, through December 28, 2010, to regain compliance with the Bid Price Rule by maintaining a closing bid price of $1.00 per share for a minimum of 10 consecutive business days. At that time, if we have not regained compliance, we may receive a notice of delisting from NASDAQ, which is appealable to a hearing panel. Alternatively, we may at that time be eligible for an additional grace period of 180 days if we meet the initial listing standards, with the exception of bid price, for The NASDAQ Capital Market.

On August 5, 2010, we approved a plan to discontinue the operations of our Amusement segment. The operations of the Amusement segment will be reflected as a Discontinued Operation beginning with the September 30, 2010 reporting date.

As of June 30, 2010, we evaluated the carrying value of its inventory, leased assets, tooling and purchase commitments in light of the deteriorating performance of the segment during the first half of 2010, the outlook for the Amusement industry and the significant decline in demand and pricing power for our Heads-Up Challenge product. As of that date, indicators of impairment existed that ultimately led us to implement a formal plan of disposition. As a result, we recorded a $1.1 million charge as of June 30, 2010 to reflect our assets at net realizable value and to reflect an unfavorable purchase commitment.

On September 27, 2010, we executed an Amended and Restated Purchase Agreement with LPC to make clear that LPC does not have the ability to make an investment decision after the filing of the registration statement on Form S-1 and that LPC is irrevocably bound to purchase the securities underlying the put. In addition, under the amended and restated purchase agreement LPC does not have the right to terminate the agreement upon the occurrence of an event of default.

Impact of Inflation

To date, inflation has not had a material effect on our net sales, revenues or income from continuing operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from both changes in interest rates and foreign exchange rates.  A discussion of our primary market risks is presented below:

Cash and investments. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. The carrying value of our cash and cash equivalents approximated fair value.

We do not use derivative financial instruments for speculation, or trading purposes.

Fixed rate debt. On July 9, 2009, the Founders’ Loan was amended to provide that monthly interest payments may be made, at the election of the holder, in our common stock at a 13% annual interest rate pursuant to a formula or cash at a 9% annual interest rate.  In addition, the maturity date of the loan was extended to March 21, 2012.  As market interest rates fluctuate, the fair value of our founders’ debt will also fluctuate.  The estimated fair value of our founders’ loan as of June 30, 2010 was $0.8 million.  We estimate a 10% increase in interest rates would decrease the fair value by less than $0.1 million.  These changes would impact the fair value disclosures for this financial instrument, but would have no impact on interest expense paid or recognized in the consolidated statement of operations as the loan bears a fixed interest rate.

Variable rate debt.  Our SVB Credit Facility bears interest at variable rates based on spreads over Prime.  As of June 30, 2010, availability was approximately $1.0 million with no borrowings outstanding.  A change in average interest rates would not have had a significant effect on net interest expense during 2009, as there were no balances outstanding under the SVB Credit Facility.  The carrying value of our variable rate debt instruments approximated fair value.

Foreign currency risk.  Our revenues from international customers and our inventory costs from international suppliers are exposed to the potentially adverse effects of currency exchange rates, local economic conditions, political instability and other risks associated with doing business in foreign countries. To the extent that our revenues and purchases from international business partners increase in the future, our exposure to changes in foreign economic conditions and currency fluctuations will increase.

Our dependence on foreign customers and suppliers means, in part, that we are affected by changes in the relative value of the U.S. dollar to foreign currencies, particularly the British pound, Euro, Canadian dollar, Mexican peso and Taiwan dollar.  Although our receipts from foreign customers and our purchases of foreign products are principally negotiated and paid for in U.S. dollars, changes in the applicable currency exchange rates might negatively affect the profitability and business prospects of our customers and vendors.  This, in turn, might cause such vendors to demand higher prices, delay shipments or discontinue selling to us.  This also might cause such customers to demand lower prices, delay or discontinue purchases of our products or demand other changes to the terms of our relationships.  These situations could in turn ultimately reduce our revenues or increase our costs, which could have a material adverse effect on our business, financial condition or results of operations.

We do not use derivative financial instruments for speculation or trading purposes or engage in any other hedging strategies with regard to our foreign currency risk.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of all of our current directors and executive officers along with their current positions.  All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. Executive officers are appointed to serve at the discretion of the board. There are no family relationships among our directors and executive officers.

Name	Age	Position with the Company
Mark D. Roberson	45	Chief Executive Officer and Chief Financial Officer
James T. Crawford	49	President, Treasurer and Director
Hal J. Shinn	45	Chief Technology Officer
Christopher J.C. Halligan	43	Former Chief Executive Officer (1)
Lyle A. Berman	68	Chairman of the Board
Joseph J. Lahti	49	Director
Arthur L. Lomax	53	Director
Gehrig H. White	47	Vice Chairman of the Board

(1)  Mr. Hallligan resigned his position as CEO effective as of May 29, 2009

The principal occupations of and certain other information about each of our executive officers and directors are as follows:

Lyle A. Berman, age 68, has served as the Chairman of our Board of Directors since January 2005. Mr. Berman also currently serves as Chairman and Chief Executive Officer of Lakes Entertainment, Inc., a publicly-held company that develops and manages Native American-owned casinos, a position he has held since January 1999. Mr. Berman served as Executive Chairman of WPT Enterprises, Inc. until November 2009. Prior to serving as WPT’s Executive Chairman, he served as WPT’s Chairman of the Board from WPT’s inception in March 2002 until April 2005 and also served as Chief Executive Officer of WPT from February 2004 until April 2005. Previously, Mr. Berman served as Chief Executive Officer of Rainforest Cafe, Inc. from February 1993 until December 2000. Mr. Berman received a B.S. degree in Business Administration from the University of Minnesota.

James T. Crawford, age 49, has served in an executive officer capacity and as a member of our Board of Directors since our inception in August 2003 and currently serves as our President and Secretary. From 1998 to 2004, Mr. Crawford owned and managed FastSigns franchises in Charlotte, North Carolina.

Joseph J. Lahti, age 49, has served as a member of our Board of Directors since February 2006. Mr. Lahti served as President, Chief Executive Officer and Chairman of the Board of Shuffle Master, Inc., a gaming supply company for the casino industry, from 1993 to 2002. He currently is active as both a shareholder and member of the boards and executive committees of several privately held companies in industries ranging from software, manufacturing, asset management (equities) and real estate development. He also served on the board of Zomax Incorporated, a publicly traded outsourcing service company, from May 2004 through May 2006. Mr. Lahti received a B.A. degree in economics from Harvard University.

Arthur L. Lomax, age 53, has served as a member of our Board of Directors since our inception in August 2003. From our inception until July 2005, Mr. Lomax also served as our Treasurer. In 2002, he founded Carolina Classical School in Tryon, North Carolina where he served as Headmaster since its founding through August 2007. From 1994 to 2002, Mr. Lomax worked at Dell Computer Corporation and concluded his career there as Area Vice President of Sales within Dell’s Enterprise Customer Group. Mr. Lomax received a B.S. in Business Administration from University of North Carolina at Chapel Hill.

Gehrig H. White, age 47, served as our Chief Executive Officer from August 2003 until September 2007 when he became Vice-Chairman of the Board of Directors. In July 2002, Mr. White retired from Network Appliance, Inc., a provider of enterprise network storage and data management solutions, with the intention of identifying a business that he may acquire or establish. From July 2001 to July 2002, Mr. White served as an account executive for Network Appliance, Inc. From 1994 to 2001, Mr. White was a National Account Executive at Dell Inc. Mr. White received a B.S. degree in Computer Science from North Carolina State University and a Masters in Business Administration from Queens College.

Mark D. Roberson, age 45, has been serving as our Chief Executive Officer since February 22, 2010 and has served as our Chief Financial Officer and Treasurer since October 2007. He was our Acting Chief Executive Officer from May 29, 2009 through February 22, 2010. He started his career in public accounting and was part of the team that opened the current PricewaterhouseCoopers office in Greensboro, North Carolina. Mr. Roberson also served in various financial leadership roles with LifeStyle Furnishings International, a manufacturer and distributor of home furnishings with annual revenues of $2 billion. He was a member of the management team that led the purchase of LifeStyle from Masco Corporation as well as the successful sale of the company six years later. He also obtained extensive corporate finance and operations experience with Baker & Taylor, Krispy Kreme Manufacturing & Distribution, and Curtiss-Wright Controls. Mr. Roberson is a Certified Public Accountant in the state of North Carolina.

James T. Crawford, age 49, currently serves as President and Treasurer. Information regarding Mr. Crawford is included in the director profiles above.

Hal J. Shinn, age 45, has served as our Chief Technology Officer since August 2004.

Christopher J.C. Halligan, age 43, served as our Chief Executive Officer from September 2007 until his voluntary resignation became effective on May 29, 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act and the rules thereunder of the Securities and Exchange Commission require our directors, officers, and beneficial owners of more than 10% of the common stock to file reports of their ownership and changes in ownership of common stock with the Commission. Securities and Exchange Commission regulations require that we be furnished with copies of these reports. Our personnel generally prepare these reports on behalf of the directors and officers on the basis of information obtained from each director and officer. Based solely on a review of these reports and on such information from the directors and officers, we believe that all reports required by Section 16(a) of the Securities and Exchange Act to be filed during the year ended December 31, 2009 were filed on time.

Code of Business Conduct and Ethics

We maintain a Code of Business Conduct and Ethics to provide guidance on sustaining our commitment to high ethical standards. The code applies to employees, officers, directors, agents, representatives, consultants, advisors and independent contractors of PokerTek. We will disclose any waivers of the code applicable to our directors or named executive officers on a Form 8-K as required by NASDAQ listing standards or applicable law. Any waivers of the code for named executive officers or directors may be made only by the Board or by a Board committee. To date, no waivers have been requested or granted. A copy of this code is available at www.pokertek.com.

Legal Proceedings

None of the members of the board of directors or other executives has been involved in any bankruptcy proceedings, criminal proceedings, any proceeding involving any possibility of enjoining or suspending members of our board of directors or other executives from engaging in any business, securities or banking activities, and have not been found to have violated, nor been accused of having violated, any Federal or State securities or commodities laws.

EXECUTIVE COMPENSATION

The Compensation Committee discharges the responsibilities of the Board of Directors relating to compensation of the named executive officers of the Company. The Committee is composed of independent directors as defined in The NASDAQ Stock Market LLC listing standards. The Committee also has oversight responsibility for our annual incentive plans, stock option plans, and other benefit plans for our named executive officers.

Compensation Philosophy and Objectives

Our compensation objective is to align the interests of our officers, directors, and employees with those of our shareholders while conserving cash and executing our growth strategies. We intend to maintain cash compensation at rates that are generally below market when compared with other more mature companies. We also intend to provide employees with rates of equity compensation that are generally above market when compared with other companies. To maintain emphasis on non-cash compensation, we have not established management bonus plans or implemented other cash-based incentives. However, discretionary bonuses may be used to reward outstanding performance and achievement of the Company’s objectives.

As the Company’s financial performance and cash flows improve, we intend to reevaluate the mix of cash and non-cash compensation with the ultimate goal of meeting market averages for cash and non-cash compensation.

Elements of Compensation

Our executive compensation program is composed of cash compensation in the form of base salary and discretionary bonuses and non-cash compensation in the form of stock options and restricted or unrestricted common shares. In establishing the equity component of our executive compensation program, we considered the effects of Accounting Standards Codification Topic 718 (“ASC 718”) (formerly Statement of Financial Accounting Standards No. 123R), which requires us to currently expense an estimated fair value of equity compensation. The Compensation Committee believes that the combination of cash compensation and equity compensation is important to align the interests of our named executive officers with those of our shareholders and provides an effective motivational tool at this stage of the Company’s growth.

The Compensation Committee typically reviews base salaries and considers awards of discretionary cash bonuses and equity-based compensation at least once per fiscal year. During 2009, our Chief Executive Officer presented the Compensation Committee and the Board of Directors with a forecast of our performance for the current year, a comparison of compensation to other public companies, and made recommendations regarding annual base salaries and discretionary bonus payments for our named executive officers. In evaluating the compensation and benefits for 2009, the Committee considered data representing compensation and other benefits provided to corporate positions of other companies engaged in the gaming industry, as well as in other non-gaming public companies. In addition, the Committee considered other relevant market data, as well as the specific revenues, earnings, cash flows and market position of the Company. The Compensation Committee considered the recommendations of the Chief Executive Officer, as well as the results of its review of relevant compensation data in determining executive officer compensation for 2009. Mr. Crawford, who serves as our President and is also a member of the Board of Directors, does not make any recommendations or participate in any decisions regarding his own compensation.

Mr. Roberson and Mr. Crawford have employment agreements with certain severance provisions and accelerated vesting of options upon termination of employment, as discussed in more detail under “Employment Agreements with Executive Officers.”

Annual Cash Compensation

The Compensation Committee establishes the annual base salaries of our named executive officers and bases adjustments to those base salaries on subjective evaluations of each individual’s performance. The Compensation Committee’s evaluation is based on non-quantitative factors, such as the current responsibilities of each executive officer, the compensation of similarly situated executive officers at comparable companies, the performance of each executive officer during the prior calendar year, the Company’s performance during the prior calendar year, and the recommendations submitted to the Compensation Committee.

For 2009, Messrs. Roberson and Crawford each had base salaries of $160,000. Consistent with the Company’s compensation philosophy, the Compensation Committee elected to leave these base salaries unchanged from prior years and not to award any discretionary cash bonuses. Both management and the Compensation Committee share the belief that increased cash compensation would not represent the best use of the Company’s resources at the current time.

Long-Term Equity Compensation

We believe that an appropriate level of equity-based compensation is part of a balanced and effective compensation program designed to align the interests of our named executive officers with those of our shareholders. Our long-term compensation program has been based on awards of options to purchase our common stock. The Compensation Committee grants option awards based on both its subjective evaluation of each executive officer’s performance and recommendations submitted by our Chief Executive Officer. The Compensation Committee also considers prior awards of equity-based compensation when deciding equity-based compensation awards in a particular year. All Compensation Committee decisions are aligned our compensation philosophy and favor non-cash compensation when practical.

Messrs. Roberson and Crawford were each awarded 137,500 options at an exercise price of $0.81 on September 11, 2009 as equity-based compensation in 2009.

Options of certain officers, directors, and employees were canceled and reissued in connection with the option repricing approved by the Shareholders at the September 3, 2009 Annual Shareholders’ Meeting. Pursuant to the option repricing plan, the Company entered into agreements with 10 option holders, including directors, officers, employees and consultants of the Company to issue 832,000 new incentive stock options and contemporaneously cancel an equal amount of outstanding incentive stock options held by the option holders. The new options which were issued at an exercise price of $0.81 per share of common stock, vest over a period of 3 years, and have an expiration date of September 11, 2019. Total incremental estimated compensation cost related to the exchanged stock options was $177,393 and was included in share-based compensation expense in the consolidated statements of operations in accordance with generally accepted accounting principles.

Mr. Roberson cancelled 75,000 stock options that were issued on December 31, 2007 at an exercise price of $7.75 and cancelled 40,000 stock options that were issued on March 31, 2008 at an exercise price of $3.81 and was issued 115,000 stock options on September 11, 2009 at an exercise price of $0.81. Mr. Shinn cancelled 75,000 stock options that were issued on August 31, 2004 at an exercise price of $2.67 and cancelled 15,000 stock options that were issued on March 31, 2006 at an exercise price of $11.96 and was issued 90,000 stock options on September 11, 2009 at an exercise price of $0.81. Mr. Berman cancelled 200,000 stock options that were issued January 1, 2005 at an exercise price of $2.67 and was issued 200,000 stock options on September 11, 2009 at an exercise price of $0.81. Mr. Lahti cancelled 50,000 stock options that were issued March 31, 2006 at an exercise price of $11.96 and was issued 50,000 stock options on September 11, 2009 at an exercise price of $0.81.

We also entered into new agreements in 2009 with each of our Board Members that provided for the payment of Board and Committee fees in shares of common stock or in cash. Consistent with our compensation philosophy, we believe that compensating our Board members in stock rather than in cash serves to conserve the Company’s resources while further aligning the interests of our Board with those of the Shareholders.

Employment Agreements with Executive Officers

We entered into employment agreements dated July 16, 2009 with Mark Roberson and James Crawford. Mr. Roberson was our Acting Chief Executive Officer, Chief Financial Officer, and Treasurer at the execution of the employment agreement; he was appointed Chief Executive Officer, Chief Financial Officer, and Treasurer on February 22, 2010. Mr. Crawford is our President and Secretary. The agreements have two-year terms.

Pursuant to the agreements, Messrs. Roberson and Crawford are entitled to receive base salaries of $160,000 per year, subject to our right to reduce their salaries in connection with a reduction of all of our employees’ salaries. Their salaries, however, may not be reduced by more than 20% in any single reduction or a series of reductions and may not be reduced for a period greater than 6 months. Any severance payments payable to either Mr. Roberson or Mr. Crawford will be based on his original base salary before any such reduction.

In connection with the execution of these agreements, Messrs. Roberson and Crawford received grants of options to purchase 137,500 shares of our common stock. If Mr. Roberson’s or Mr. Crawford’s employment is terminated by us for any reason except cause (as defined in the employment agreement) and he executes a general release with language acceptable to us on or before the effective date of termination, including within one year of a change of control, all stock options granted to him through the date of termination will vest immediately, and he will have one year from the date of termination to exercise those options. Messrs. Roberson and Crawford are also entitled to receive standard benefits generally available to other senior officers.

In the event we terminate Mr. Roberson’s or Mr. Crawford’s employment without cause (as defined in the employment agreement) or if either executive officer terminates his employment for good reason (as defined in the employment agreement, which includes relocation to a Company office more than 75 miles from Charlotte, North Carolina without his consent or a material change in his assigned duties), and upon execution of a general release, Mr. Roberson or Mr. Crawford is entitled to severance in the form of continuation of his base salary for 12 months. In addition, if Mr. Roberson or Mr. Crawford terminates his employment for good reason, he will be entitled to additional severance in the form of reimbursement of any COBRA payments during the 12-month period. If Mr. Roberson or Mr. Crawford is terminated for cause or if he voluntarily terminates his employment with us for any reason other than good reason (as defined in the employment agreement), he would not receive severance pay or any such other compensation.

In the event we terminate Mr. Roberson’s or Mr. Crawford’s employment within one year following a change of control, he is entitled to severance in the form of continuation of his base salary and benefits for 12 months.

We have also entered into a proprietary information and inventions agreement with Messrs. Roberson and Crawford that, among other things, (i) provides that Messrs. Roberson and Crawford will not disclose our proprietary information to any third party during their employment with us and thereafter, and (ii) requires that Messrs. Roberson and Crawford assign to us their right, title and interest to any and all inventions made or conceived during their employment with us. For a period of six months after termination of their employment, Messrs. Roberson and Crawford also would be required to inform us of all inventions made or conceived by them and, for a period of one year after termination of their employment, they would be required to inform us of all patent applications filed by them or on their behalf. In addition, for a period of one year after the termination of their employment with us they will not:

(1)	provide services to any of our competitors within the continental United States similar to those provided to us during his employment with us;

(2)
solicit or attempt to solicit any of our employees, independent contractors or consultants to terminate his or her relationship with us in order to become an employee, independent contractor or consultant of another entity; or

(3)	solicit or attempt to solicit any of our customers with whom they had contact as a result of his employment with us.

Messrs. Roberson and Crawford participated in the repricing of option grants. See “Long-Term Equity Compensation.”

Compensation Policies and Practices as They Relate to Risk Management

We believe the Company’s overall compensation practices and approach to goal setting, setting of targets with payouts at multiple levels of performance, and evaluation of performance results for our employees are not reasonably likely to have a material adverse effect on the Company. In addition, the Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks. Several features of the Company’s programs reflect sound risk management practices. The Company believes it has allocated its compensation among base salary and short and long-term compensation target opportunities in such a way as to not encourage excessive risk-taking, because our significant weighting of compensation towards long-term incentive compensation discourages short-term risk taking. This is based on the Company’s belief that applying Company-wide metrics encourages decision-making that is in the best long-term interests of the Company and its shareholders as a whole. The mix of equity award instruments used under the Company’s long-term incentive program that includes full value awards also mitigates risk. Finally, the multi-year vesting of the Company’s equity awards and its share ownership guidelines properly account for the time horizon of risk.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the corporate tax deduction to $1 million for compensation paid to certain executives of public companies. However, performance-based compensation that has been approved by shareholders is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals and the board committee that establishes the goals consists only of “outside directors.” Additionally, stock options will qualify for the performance-based exception where, among other requirements, the exercise price of the stock option is not less than the fair market value of the stock on the date of grant, and the plan includes a per-executive limitation on the number of shares for which stock options may be granted during a specified period. All members of the Compensation Committee qualify as outside directors within the meaning and as defined by Section 162(m) and the regulations thereunder. Historically, the combined salary and bonus of each of our named executive officers has been below this $1 million limit. The Compensation Committee’s present intention is to grant future compensation that does not exceed the limitations of Code Section 162(m).

Potential Payments upon Termination, Retirement, Severance, or Change in Control

The following provides the details of potential payments made to the named executive officers had we terminated the employment of a named executive officer without just cause or had a named executive officer terminated his employment with us for good reason as of December 31, 2009. None of the named executive officers has an agreement to receive any salary continuation, benefits continuation, or acceleration of equity in the event such named executive officer voluntarily terminates his employment with PokerTek or if that named executive officer is terminated by PokerTek for cause.

Name	Salary Continuation (1)	Benefits Continuation (2)	Value of Accelerated Unvested Equity (3)	Total

Mark D. Roberson	$160,000	$10,128	$-	$170,128

James T. Crawford	$160,000	$10,128	$-	$170,128

(1)	Salary continuation payments continue for 12 months.

(2)	Benefits continuation payments continue for 12 months in the form of reimbursement for COBRA premiums.

(3)
Because the closing price of our common stock on the NASDAQ Capital Market on December 31, 2009 was lower than the exercise price per share of each of the named executive officers' stock options for which the vesting would be accelerated, the stock options were valued at $0.

The following table sets forth the total compensation of our Chief Executive Officer and Chief Financial Officer during the year ended December 31, 2009 and our two most highly compensated executive officers who were serving as such at December 31, 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	All Other Compensation (2)	Total
Mark D. Roberson	2009	$160,000	$-	$80,720	$4,267	$244,987
Chief Executive Officer, Chief Financial Officer and Treasurer	2008	$160,000	$-	$81,270	$4,267	$245,537

James T. Crawford	2009	$160,000	$-	$6,990	$4,267	$171,257
President and Secretary	2008	$160,000	$-	$-	$6,400	166,400

Hal J. Shinn	2009	$152,250	$-	$17,848	$4,060	$174,158
Chief Technology Officer	2008	$152,250	$-	$18,230	$6,090	$176,570

Christopher J.C. Halligan (3)	2009	$66,636	$-	$125,885	$-	$192,521
Former Chief Executive Officer	2008	$160,000	$-	$182,461	$-	$342,461

(1)
The amounts in the Option Awards column reflects the dollar amount of awards recognized for financial statement reporting purposes for the years ended December 31, 2009 and 2008. Mr. Roberson's amount includes 115,000 stock options repriced on September 11, 2009. Mr. Shinn's amount includes 90,000 stock options repriced on September 11, 2009. A discussion of the assumptions used in calculating these values may be found in Note 11 to our audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009.

(2)	The amounts in the All Other Compensation column consist of Company matching contributions to our 401(k) plan.

(3)	Mr. Halligan's voluntary resignation became effective on May 29, 2009.

The following table sets forth information regarding all individual grants of plan-based awards granted to named executive officers for the fiscal year ending December 31, 2009.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (1)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards ($) (2)

Mark D. Roberson	September 11, 2009	137,500	0.81		85,250
	September 11, 2009	115,000	0.81	(3)	70,150

James T. Crawford	September 11, 2009	137,500	0.81		85,250

Hal J. Shinn	September 11, 2009	90,000	0.81	(3)	54,900

(1)	The exercise price was the closing market price of our common stock on the NASDAQ Capital Market on the grant date. The options vest in equal installments every six months over a three-year period.

(2)	See Note 11 to the Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009 regarding our valuation assumptions with respect to stock option awards.

(3)	Messrs. Roberson and Shinn participated in the option repricing. Each cancelled an equivalent number of stock options to receive repriced options; see "Long-Term Equity Compensation."

The following table details all outstanding equity awards held by named executive officers at December 31, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price	Option Expiration Date

Mark D. Roberson	-		115,000	(1)	$0.81	September 11, 2019
	-		137,500	(2)	$0.81	September 11, 2019

James T. Crawford	-		137,500	(2)	$0.81	September 11, 2019

Hal J. Shinn	75,000	(3)	-		$2.67	August 31, 2014
	20,000	(4)	-		$2.67	December 31, 2014
	-		90,000	(5)	$0.81	September 11, 2019

(1)
Mr. Roberson cancelled 75,000 stock options that were issued on December 31, 2007 at an exercise price of $7.75 and cancelled 40,000 stock options that were issued on March 31, 2008 at an exercise price of $3.81 and was issued 115,000 stock options on September 11, 2009 at an exercise price of $0.81.

(2)
These options were granted on 09/11/2009. The unexercisable portion of this option as of December 31, 2009 vests and becomes exercisable in equal installments on 03/11/2010, 09/11/2010, 03/11/2011, 09/11/2011, 03/11/2012, and 09/11/2012.

(3)	These options were granted on 08/31/04 and are fully vested and exercisable.

(4)	These options were granted on 12/31/04 and are fully vested and exercisable.

(5)
Mr. Shinn cancelled 75,000 stock options that were issued on August 31, 2004 at an exercise price of $2.67 and cancelled 15,000 stock options that were issued on March 31, 2006 at an exercise price of $11.96 and was issued 90,000 stock options on September 11, 2009 at an exercise price of $0.81.

DIRECTOR COMPENSATION

Effective July 1, 2009, we entered into Board Member Agreements with Lyle Berman, Joseph Lahti, Arthur Lomax, and Gehrig White. Pursuant to these agreements, for their service on the Board, each will receive annual compensation of $48,000, payable in quarterly installments of $12,000. In addition, Mr. Lahti will receive annual compensation of $60,000 for serving as Chairman of the Executive Leadership Committee, payable in quarterly installments of $15,000. At the Director’s election, such fees shall be payable either in cash or in shares of Company stock. In the event that such fees are paid in the form of common stock, the number of shares issued will be determined by dividing the dollar amount of such fees by the average closing price on the NASDAQ Capital Market of PokerTek common stock for the 10 business days preceding the end of the quarterly period; provided, however, that if such average price per share calculation is less than the closing bid price on the effective date of this agreement, such closing bid price on the date of this agreement shall be used.

Mr. Berman’s Board Member Agreement incorporated the terms of an earlier agreement that provided him with equity compensation in form of an option to purchase 200,000 shares of our common stock at $2.67 per share. Mr. Berman participated in the 2009 option repricing; he now holds options to purchase 200,000 shares of common stock at $0.81 per share. See “Long-Term Equity Compensation.”

Mr. Lahti’s Board Member Agreement incorporated the terms of an earlier Non-Employee Director Stock Option Agreement that provided him a one-time grant of a nonqualified option for 50,000 shares of our common stock at $11.96 per share. Mr. Lahti participated in the 2009 option repricing; he now holds options to purchase 50,000 shares of common stock at $0.81 per share. See “Long-Term Equity Compensation.”

Mr. White was no longer an at-will employee of the Company as of July 31, 2009, although he continues to serve as a member of our Board. In consideration of Mr. White’s services to the Company as a founder and employee, Mr. White is receiving a severance fee of $100,000, payable in 12 monthly installments of $8,333.33 and COBRA payment reimbursement for 12 months.

See “Transactions with Related Persons, Promoters and Certain Control Persons” of this prospectus for information regarding the Indemnification Agreements we entered into in 2009 with Messrs. Berman, Lahti, Lomax, and White.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)	All Other Compensation		Total

Joseph J. Lahti	$25,000	$43,878	$54,000	(3)	$122,878

Arthur L. Lomax	$18,000	$-	$24,000	(4)	$42,000

Lyle A. Berman	$-	$12,858	$24,000	(5)	$36,858

Gehrig H. White	$24,000	$-	$101,810	(6)	$125,810

(1)
Mr. Lahti and Mr. Lomax received these amounts as retainers for their service on the Board during January - July 2009 pursuant to agreements prior to their July 1, 2009 Board Agreements. Mr. White received this amount as a retainer for his service on the Board from July - December 2009 pursuant to his July 1, 2009 Board Agreement.

(2)
The amounts in the Option Awards column reflect the dollar amount of awards recognized for financial reporting purposes for the year ended December 31, 2009 in accordance with ASC 718, disregarding the estimate of forfeitures related to service-based vesting conditions. A discussion of the assumptions used in calculating these values may be found in Note 11 to our audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009.

(3)
The amount in the All Other Compensation column for Mr. Lahti consists of Q3-09 and Q4-09 Board Member and Executive Leadership Committee Chair fees. Mr. Lahti receives $12,000 per quarter for his service on the Board and $15,000 per quarter for his service as Chairman of the Executive Leadership Committee. As Mr. Lahti elected to have these fees paid in shares of PokerTek's common stock, Mr. Lahti received 27,273 shares as payment for Q3-09 fees and 34,615 shares as payment for Q4-09 fees.

(4)
The amount in the All Other Compensation column for Mr. Lomax consists of Q3-09 and Q4-09 Board Member fees. Mr. Lomax receives $12,000 per quarter for his service on the Board. As Mr. Lomax elected to have these fees paid in shares of PokerTek's common stock, Mr. Lomax received 12,121 shares as payment for Q3-09 fees and 15,385 shares as payment for Q4-09 fees.

(5)
The amount in the All Other Compensation column for Mr. Berman consists of Q3-09 and Q4-09 Board Member fees. Mr. Berman receives $12,000 per quarter for his service on the Board. As Mr. Berman elected to have these fees paid in shares of PokerTek's common stock, Mr. Berman received 12,121 shares as payment for Q3-09 fees and 15,385 shares as payment for Q4-09 fees.

(6)
The amount in the All Other Compensation column for Mr. White consists of earnings as an employee of the Company through July 31, 2009, severance payments from August - December 2009, and COBRA payment reimbursements from August - December 2009.

Messrs. Lomax and White received no stock option grants in 2009, and Mr. Berman received no cash compensation in 2009.

CORPORATE GOVERNANCE MATTERS

Meetings of the Board

All directors are expected to make every effort to attend meetings of the Board, assigned committees, and annual meetings of shareholders.

All directors attended all of the Board meetings and assigned committee meetings during the fiscal year ended December 31, 2009. During fiscal 2009, the Board held 19 meetings, the Compensation Committee held 2 meetings, the Audit Committee held 4 meetings, and the Executive Leadership Committee held 6 meetings. The Nominating and Governance Committee and the Compliance Committee conducted business during Executive Leadership Committee and Board meetings. All of our directors in office at the time of the 2009 Annual Meeting of Shareholders, except for Messrs. Berman and Lahti, attended that meeting.

Independent directors are expected to meet in executive session at all regularly scheduled meetings of the Board with no members of management present. The Chairman of the Nominating and Governance Committee or the Chairman of the Board will preside at each executive session, unless the independent directors determine otherwise. During fiscal 2009, Mr. Berman, as Chairman of the Board, presided at each of the executive sessions.

Shareholder Communications with Directors

Any shareholder desiring to contact the Board, or any specific director(s), may send written communications to: Board of Directors (Attention: (Name(s) of director(s), as applicable)), c/o Corporate Secretary, 1150 Crews Road, Suite F, Matthews, North Carolina 28105. Any communication so received will be processed by the Secretary and conveyed to the member(s) of the Board named in the communication or to the Board, as appropriate, except for junk mail, mass mailings, product complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material.

Procedures for Reporting Complaints about Accounting and Auditing Matters
The Audit Committee has adopted procedures for receiving and handling complaints from employees and third parties regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees of complaints or concerns regarding questionable accounting, auditing, or other matters. Employees or third parties may report their concerns by calling the PokerTek, Inc. Values Line, an anonymous third-party hotline service operated by Global Compliance Services, at 888-475-8376.

Upon receipt of a complaint relating to the matters set forth above, Global Compliance will promptly notify the Chief Financial Officer and the Audit Committee. If the matter involves the Chief Financial Officer, he would not be notified of the complaint. The Audit Committee will oversee the review of any such complaint and will maintain the confidentiality of an employee or third-party complaint to the fullest extent possible, consistent with the need to conduct an adequate review. Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee. This procedure for reporting complaints about accounting and auditing matters is available at www.pokertek.com or may be obtained by contacting our Investor Relations Department at our address set forth above.

Director Independence

In accordance with the listing standards of The NASDAQ Stock Market LLC, our Board of Directors must consist of a majority of independent directors. The Board has determined that Messrs. Berman, Lahti and Lomax are independent under these NASDAQ listing standards. The Board performed a review to determine the independence of its members and made a subjective determination as to each of these independent directors that no transactions, relationships or arrangements exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of PokerTek, Inc. In making these determinations, the Board reviewed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management. Each of the members of the Board’s Audit Committee, Compensation Committee and Nominating and Governance Committee also has been determined by the Board to be independent under applicable NASDAQ listing standards and, in the case of the Audit Committee, under the independence requirements established by the Securities and Exchange Commission.

Board   Leadership Structure and Role in Risk Oversight

The Company’s Board is composed of five directors, three of whom are considered “independent.” The Board delegates certain duties as described below to its Audit, Nominating and Governance, Compensation, and Compliance Committees. We separate the roles of CEO and Chairman of the Board in recognition of the differences between the two roles. The CEO is responsible for setting the strategic direction for the Company and the day to day leadership and performance of the Company, while the Chairman of the Board is responsible for leading the Board in the execution of its fiduciary duties. The Chairman presides over meetings of the full Board. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing the Company.

It is management’s responsibility to manage risk and bring to the Board of Directors’ attention the most material risks to the Company. The Board of Directors has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company and oversees the appropriate allocation of responsibility for risk oversight among the committees of the Board of Directors. The Audit Committee periodically reviews enterprise-wide risk management, which focuses primarily on financial and accounting, legal and compliance, and other risk management functions. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from the Company’s compensation policies and programs. The Compliance Committee reviews risks associated with gaming control and regulation. The full Board of Directors considers strategic risks and opportunities and regularly receives reports from the committees regarding risk oversight in their areas of responsibility.

Board Committees

The Board maintains five standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Compliance Committee, and the Executive Leadership Committee. Each committee operates under a written charter, except the Executive Leadership Committee, and reports regularly to the Board. The Audit Committee, the Compensation Committee, the Nominating and Governance Committee, and the Compliance Committee must be composed of no fewer than three members, at least a majority of whom must satisfy membership requirements imposed by NASDAQ listing standards, as applicable, and the applicable committee charter.

Audit Committee
The Audit Committee is a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee operates under a written charter and is appointed by the Board to (i) assist the Board in monitoring and ensuring: (a) the integrity of our financial statements; (b) our compliance with legal and regulatory requirements; (c) the qualifications, compensation and independence of our independent registered public accounting firm; and (d) the performance of our internal audit function and our independent registered public accounting firm; (ii) prepare the report required to be prepared by the Audit Committee under SEC rules; and (iii) oversee our accounting and financial reporting processes and the audits of the financial statements of PokerTek. The current members of the Audit Committee are Messrs. Berman, Lahti and Lomax. Mr. Lahti serves as chairman of the Audit Committee. None of Messrs. Berman, Lahti and Lomax is an employee of PokerTek and each has been determined to be independent under applicable listing standards of The NASDAQ Stock Market, LLC and applicable SEC rules. In addition, the Board has examined the SEC’s definition of “audit committee financial expert” and determined that Mr. Lahti satisfies this definition. See “Report of the Audit Committee.” A copy of this Committee’s charter is available at www.pokertek.com.

Compensation Committee
The Compensation Committee is responsible for evaluating the compensation policies and programs of PokerTek and approving director and officer compensation plans. In fulfilling its duties, the Compensation Committee has the authority to, among other things: (i) review and approve corporate goals and objectives relevant to executive compensation; (ii) review and approve salary and incentives, employment agreements, severance agreements, change in control agreements and any special supplemental benefits, as appropriate, for the Chief Executive Officer and other senior executives of PokerTek; (iii) make recommendations to the Board with respect to incentive compensation plans and equity-based plans; and (iv) adopt, administer, approve and ratify awards made under incentive compensation and stock plans. The Compensation Committee also reviews and evaluates the fees paid to members of our Board of Directors. See “Compensation Discussion and Analysis” for further discussion, including the role of named executive officers in determining or recommending the amount or form of executive and director compensation.

The Compensation Committee has the authority to obtain advice and assistance from both internal and external advisors, including compensation consultants, although the Compensation Committee did not elect to retain a compensation consultant to assist with determining executive compensation during 2009. In addition, although the Compensation Committee may delegate authority to subcommittees to fulfill its responsibilities when appropriate, no such authority was delegated during 2009. The current members of the Compensation Committee are Messrs. Berman, Lomax and Lahti. Mr. Berman serves as chairman of the Compensation Committee. None of Messrs. Berman, Lomax and Lahti is an employee of PokerTek and each is independent under existing NASDAQ listing standards. A copy of this Committee’s charter is available at www.pokertek.com.

Nominating and Governance Committee
The Nominating and Governance Committee operates under a written charter and is appointed by the Board to: (i) assist the Board in identifying individuals qualified to become Board members; (ii) recommend to the Board the director nominees for the next annual meeting of shareholders; and (iii) develop and recommend to the Board a set of Corporate Governance Guidelines applicable to us. The Nominating and Governance Committee also oversees evaluations of executive management and is responsible for reviewing and making recommendations to the Board regarding our responses to any shareholder proposals. The current members of the Nominating and Governance Committee are Messrs. Berman, Lomax and Lahti. Mr. Berman serves as chairman of the Nominating and Governance Committee. None of Messrs. Berman, Lomax and Lahti is an employee of PokerTek, and each is independent under existing NASDAQ listing standards. The Nominating and Governance Committee will consider written nominations of candidates for election to the Board properly submitted by shareholders. For information regarding shareholder nominations to the Board, see “Procedures for Director Nominations” and “Proposals for 2011 Annual Meeting.” A copy of this Committee’s charter is available at www.pokertek.com.

Compliance Committee
The Compliance Committee is responsible for identifying and evaluating situations involving PokerTek or its affiliates to ensure that none will have a negative effect upon the objectives of gaming control. Our committee has at least three members appointed by our Board, and at least one member must be knowledgeable regarding Nevada gaming regulations. The Compliance Committee must include our Compliance Officer and at least one independent director. The Compliance Committee reports to the Board and advises the Board if any activities, after investigation, are inappropriate. The Compliance Committee is responsible for determining that all transactions involving gaming devices and gaming equipment are with licensed customers, where required, and for reporting to the Board regarding material litigation, material loans or extensions of credit, transactions meeting certain thresholds, and material loans made by PokerTek and its affiliates other than for PokerTek’s or the affiliate’s benefit. Further, the Committee requires that appropriate background checks be conducted on persons with whom the Company transacts business. The Committee annually reviews the list of PokerTek’s shareholders. The members of the Compliance Committee are Mark Roberson, Chairman of the Committee; James Crawford, Compliance Officer; and Lyle Berman, Director.

Executive Leadership Committee
The Executive Leadership Committee was established in 2009 to provide Board-level guidance to the Company’s executives and to assist with the CEO transition. The Committee meets periodically with Mark Roberson, CEO and CFO, and James Crawford, President, to review the Company’s performance and address areas of concern. The members of the Executive Leadership Committee are Joe Lahti, Chairman of the Committee; Lyle Berman, Director; Arthur Lomax, Director; and Gehrig White, Director.

Procedures for Director Nominations

Members of the Board are expected to collectively possess a broad range of skills, industry and other knowledge and expertise, and business and other experience useful for the effective oversight of our business. The Nominating and Governance Committee is responsible for identifying, screening and recommending to the Board qualified candidates for membership. All candidates must meet the minimum qualifications and other criteria established from time to time by the Board. In considering possible candidates for election as director, the Nominating and Governance Committee is guided by the following standards:

(1)	Each director should be an individual of the highest character and integrity;

(2)	Each director should have substantial experience that is of particular relevance to PokerTek;

(3)	Each director should have sufficient time available to devote to the affairs of PokerTek; and

(4)	Each director should represent the best interests of the shareholders as a whole rather than special interest groups.

We also consider the following criteria, among others, in our selection of directors:

(1)	Economic, technical, scientific, academic, financial and other expertise, skills, knowledge and achievements useful to the oversight of our business;

(2)	Diversity of viewpoints, backgrounds, experiences and other demographics; and

(3)
The extent to which the interplay of the candidate’s expertise, skills, knowledge and experience with that of other Board members will build a Board that is effective, collegial and responsive to the needs of PokerTek.

The Nominating and Governance Committee evaluates suggestions concerning possible candidates for election to the Board submitted to us, including those submitted by Board members (including self-nominations), shareholders and third parties. All candidates, including those submitted by shareholders, will be similarly evaluated by the Nominating and Governance Committee using the Board membership criteria described above and in accordance with applicable procedures. Once candidates have been identified, the Nominating and Governance Committee will determine whether such candidates meet the minimum qualifications for director nominees established in the charter and under applicable laws, rules or regulations and make a recommendation to the Board. The Board, taking into consideration the recommendations of the Nominating and Governance Committee, is responsible for selecting the nominees for director and for appointing directors to fill vacancies. The Nominating and Governance Committee has authority to retain and approve the compensation of search firms to be used to identify director candidates.

As noted above, the Nominating and Governance Committee will consider qualified director nominees recommended by shareholders when such recommendations are submitted in accordance with applicable SEC requirements, our bylaws, and any other applicable law, rule or regulation regarding director nominations. When submitting a nomination to us for consideration, a shareholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name and address; age; principal occupation during the past five years; current directorships on publicly held companies and registered investment companies; and number of shares of our common stock owned, if any. In addition, under our bylaws, a shareholder’s written notice regarding a proposed nominee must include (in addition to any information required by applicable law or the Board): (i) the name and address of the shareholder who intends to present the proposal and the beneficial owner, if any, on whose behalf the proposal is made; (ii) the number of shares of each class of capital stock owned by the shareholder and such beneficial owner; (iii) a description of the business proposed to be introduced to the shareholders; (iv) any material interest, direct or indirect, which the shareholder or beneficial owner may have in the business described in the notice; (v) a representation that the shareholder is a holder of record of shares of PokerTek entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to present the proposal; and (vi) a consent signed by each nominee to serve as a director if elected. Certain specific notice deadlines also apply with respect to submitting director nominees. See “Proposals for 2011 Annual Meeting.”

No candidates for director nominations were submitted to the Nominating and Governance Committee by any shareholder in connection with the Annual Meeting. Any shareholder desiring to present a nomination for consideration by the Nominating and Governance Committee prior to the 2011 Annual Meeting must do so in accordance with our bylaws and policies. See “Proposals for 2011 Annual Meeting.”

Report of the Audit Committee

Each member of the Audit Committee is an independent director under existing NASDAQ listing standards and SEC requirements. In addition, the Board of Directors has determined that Mr. Lahti is an “audit committee financial expert” as defined by SEC rules.

The Audit Committee has reviewed and discussed the audited financial statements with management and with McGladrey & Pullen, LLP, our independent public accounting firm. The Audit Committee has also discussed the matters required to be discussed by the Statement on Auditing Standards Number 61, as amended (Communication with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3200T with McGladrey & Pullen, LLP.

The Audit Committee has received the written disclosures and the letter from McGladrey & Pullen, LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with McGladrey & Pullen, LLP that firm’s independence.

Based upon the discussions and review described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in PokerTek’s Annual Report on Form 10-K for the year ended December 31, 2009 that was filed with the SEC and appointed McGladrey & Pullen, LLP to serve as PokerTek’s independent registered public accounting firm for the fiscal year ending December 31, 2010.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Joseph J. Lahti, Chairman
Lyle A. Berman
Arthur L. Lomax

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other PokerTek filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that PokerTek specifically incorporates the Report of the Audit Committee by reference therein.

Policies and Procedures for Review and Approval of Related Person Transactions

The Audit Committee reviews statements of related parties required to be disclosed in the proxy statement. In evaluating related person transactions, the Audit Committee considers all factors it deems appropriate, including, without limitation, whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction, and whether products or services of a similar nature, quantity, or quality are readily available from alternative sources.

As required under the Audit Committee Charter, our Audit Committee is responsible for reviewing and approving all related party transactions for potential conflict of interest situations. A related party transaction refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of October 15, 2010 by (a) each person known by us to own beneficially more than five percent of the outstanding shares of our common stock, (b) each director, (c) the named executive officers (as defined in “Summary Compensation Table”), and (d) all current directors and named executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or that are or may become exercisable within 60 days of October 15, 2010 are deemed outstanding. These shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and under applicable community property laws, each shareholder named in the table has sole voting and dispositive power with respect to the shares set forth opposite the shareholder’s name. Unless otherwise noted, the address of all listed shareholders is c/o PokerTek, Inc., 1150 Crews Road, Suite F, Matthews, North Carolina 28105.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class

Directors and Executive Officers:
Gehrig H. White	2,029,400	(1)	13.47%
James T. Crawford	1,870,398	(2)	12.41%
Lyle A. Berman	1,504,276	(3)	9.98%
Arthur L. Lomax	708,026	(4)	4.70%
Hal J. Shinn	125,006	(5)	*
Joseph J. Lahti	231,100	(6)	1.53
Mark D. Roberson	174,686	(7)	1.16
All directors and executive officers as a group (7 persons)	6,642,892		43.99%

5% Shareholders:
GHW Enterprises, LLC	1,829,900	(8)	12.14%
Aristocrat International Pty. Limited	1,807,545	(9)	12.00%
Lyle A. Berman	1,504,276		9.98%
Crawford Ventures, LLC	1,148,610	(10)	7.62%

* Indicates less than one percent

(1)
Consists of 199,500 shares of common stock owned by Mr. White and 1,829,900 shares of common stock owned by GHW Enterprises, LLC, which is controlled by Mr. White. Mr. White has sole voting and dispositive power with respect to all of the shares of common stock.

(2)
Consists of 663,443 shares of common stock and 58,345 presently exercisable options to purchase our common stock owned by Mr. Crawford and 1,148,610 shares of common stock owned by Crawford Ventures, LLC, which is controlled by Mr. Crawford. Mr. Crawford has sole voting and dispositive power with respect to all of the shares of common stock.

(3)
Includes 1,437,596 shares of common stock and 66,680 presently exercisable options to purchase our common stock owned by the Lyle A. Berman Revocable Trust and the Lyle A. Berman IRA, for which Mr. Berman serves as trustee and with respect to which Mr. Berman has sole voting and dispositive power.

(4)
Consists of 648,646 shares of common stock owned by Mr. Lomax, with respect to which he has sole voting and dispositive power and 59,380 shares of common stock owned by Charitable Remainder Unitrust, for which Mr. Lomax shares voting power with Larry Swartz.

(5)	Consists of presently exercisable options to purchase our common stock.

(6)	Consists of 214,430 shares of common stock owned by Mr. Lahti and 16,670 presently exercisable options to purchase our common stock.

(7)	Consists of 78,000 shares of common stock owned by Mr. Roberson and 96,686 presently exercisable options to purchase our common stock.

(8)
The address of GHW Enterprises, LLC is 6207 Glynmoor Lakes Drive, Charlotte, North Carolina 28277. Gehrig H. White, as manager, controls GHW Enterprises, LLC and has sole voting and dispositive power with respect to the shares of common stock held by GHW Enterprises, LLC.

(9)
Consists of shares of common stock for which voting and dispositive power is shared by Aristocrat International Pty. Limited and Aristocrat Leisure Limited. The address of each of Aristocrat International Pty. Limited and Aristocrat Leisure Limited is Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113, Australia. Information reported is based on information provided by Aristocrat International Pty. Limited on April 28, 2010.

(10)
The address of Crawford Ventures, LLC is 5237 Lancelot Drive, Charlotte, North Carolina 28270. James T. Crawford, as manager, controls Crawford Ventures, LLC and has sole voting and dispositive power with respect to the shares of common stock held by Crawford Ventures, LLC.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS
AND CERTAIN CONTROL PERSONS

In February 2007, Crawford White Investments, LLC, an entity owned and controlled by Gehrig White and James Crawford, purchased the building in which we lease space. The initial terms of our lease were negotiated at arms’ length, and the terms of our existing lease were not modified upon this change in building ownership. On June 1, 2009 we renegotiated the terms of our lease with Crawford White Investments, LLC; rent expense for the aggregate lease space was adjusted to $12,200 per month with a $2,000 per month prorated lease-breakage fee. Rent expense for the aggregate leased space for the year ended December 31, 2009 was $188,900, and $73,200 as of June 30, 2010.

On March 24, 2008, we entered into a loan agreement with Lyle Berman, James Crawford, Arthur Lomax, and Gehrig White. Messrs. Crawford, Lomax, and White are the founders of the Company. Each of the lenders is also a member of our board of directors, with Mr. Berman serving as Chairman and Mr. White serving as Vice Chairman. Upon closing, the lenders loaned us $2.0 million, and we issued the lenders a promissory note in the principal amount of $2.0 million. The loan bears interest at an annual rate of 13% with all unpaid principal and interest payable on March 24, 2010. We will pay interest on a monthly basis and the loan may be repaid prior to maturity without penalty. The loan contains no restrictive covenants and is collateralized by security interests in all of our PokerPro systems deployed in North America and on cruise ships as of December 31, 2007.

On July 9, 2009, the loan was modified to provide that monthly interest payments may be made, at the election of the holder, in common stock of PokerTek pursuant to a formula or cash. In addition, the maturity date of the promissory note was extended to March 21, 2012. On September 10, 2009, the loan was amended to allow Messrs. Berman, Crawford, and Lomax to convert all or a portion of their loans to common stock. Mr. Berman converted $500,000 and received 602,410 shares of the Company’s common stock; Mr. Crawford converted $500,000 and received 602,410 shares; and Mr. Lomax converted $200,000 and received 240,964 shares. Mr. Lomax retains a security interest in 15% of the loan’s collateral. All other provisions of the March 24, 2008 loan agreement and July 9, 2009 modification remain in place. During 2009, the Company made $150,012 in aggregate interest payments in cash and issued 56,086 shares of stock in payment of interest.

On July 1, 2009, we entered into Indemnification Agreements with Joseph Lahti, Director, Arthur Lomax, Director, James Crawford, President and Director, Gehrig White, Director, and Mark Roberson, Acting Chief Executive Officer and Chief Financial Officer, which provide for (i) indemnification against their personal liability to the fullest extent permitted by law and (ii) advancement of related expenses to them, including attorneys’ fees, judgments, fines and settlement amounts incurred by them in any action or proceeding. We entered into an Indemnification Agreement with Lyle Berman, Chairman of the Board, in January 2005.

On January 15, 2010, we terminated our international distribution rights agreement (the “Distribution Agreement”) with Aristocrat International Pty. Limited and its affiliates (collectively, “Aristocrat”). We entered the original Distribution Agreement with Aristocrat on January 20, 2006 and redefined the Distribution Agreement on November 24, 2008. Aristocrat International Pty. Limited is a wholly owned subsidiary and affiliate of Aristocrat Leisure Limited, a leading global provider of gaming solutions that focuses primarily on video slot machines, progressive systems and casino management systems. Aristocrat owns approximately 12% of our outstanding common stock.

Aristocrat purchased PokerPro systems manufactured by the Company and paid the Company a portion of the license fees received from each customer in connection with Aristocrat’s licensing of the PokerPro system. License fees and equipment sales to Aristocrat of $487,795 and $250,787, respectively, were recorded in 2009, while $608,724 and $3,777,862, respectively, were recorded during 2008. As of December 31, 2009 and 2008, accounts-receivable balances totaling $150,448 and $114,053, respectively, were due from Aristocrat.

On April 8, 2010, the Company announced it had entered into agreements to sell 536,137 shares of common stock in a private placement to accredited investors at an aggregate purchase price of $260,000. Four officers and directors purchased 267,644 shares at current market prices. Lyle Berman, Chairman of the Board, purchased 102,041 shares at $0.49 per share. Joseph Lahti, Director, purchased 51,020 shares at $0.49 per share. James Crawford, Director and President, purchased 52,083 shares at $0.48 per share. Mark Roberson, Chief Executive Officer and Chief Financial Officer, purchased 62,500 shares at $0.48 per share.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
OF SECURITIES ACT LIABILITIES

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (1) a corporation must indemnify a director or officer who is wholly successful in his or her defense of a proceeding to which such person is a party because of his or her status as such, unless limited by the articles of incorporation, and (2) a corporation may indemnify a director or officer if he or she is not wholly successful in such defense, if it is determined as provided by statute that the director or officer meets a certain standard of conduct, provided that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him or her, the corporation may not indemnify him or her. A director or officer of a corporation who is a party to a proceeding may also apply to the courts for indemnification, and the court may order indemnification under certain circumstances set forth in the statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution, provide indemnification in addition to that provided by statute, subject to certain conditions.

Our Amended and Restated Bylaws provide for the indemnification of any of our directors or officers against liabilities and litigation expenses arising out of his or her status as such, to the fullest extent permitted by law.

Our Restated Articles of Incorporation provide for the elimination of the personal liability of each of our directors to the fullest extent permitted by law.

We have entered into indemnification agreements with members of the Board of Directors and certain officers that provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred in any action or proceeding. We maintain directors’ and officers’ liability insurance for the benefit of its directors and certain of its officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the SEC. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549 or on the Internet at www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Room of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.

We also make most of our filings available on our website at www.pokertek.com. We are not including the information on our website as part of this prospectus or any prospectus supplements.

We have filed  with the SEC Amendment No. 1 to  our  registration statement  on Form  S-1/A under the Securities Act  with respect to the shares of our  common  stock  offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding PokerTek and the shares offered under this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement or our other filings with the SEC are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the applicable filing. We qualify each of these statements in all respects by the reference to the full agreement. These filings, exhibits and schedules, including the registration statement, may be inspected at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of these documents may be obtained from the SEC’s office upon payment of the prescribed fees.

POKERTEK, INC.

POKERTEK , INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenue:
Gaming	$1,281,940	$1,230,153	$2,849,960	$2,718,808
Amusement	275,928	288,879	580,758	936,092
Total revenue	1,557,868	1,519,032	3,430,718	3,654,900

Cost of revenue:
Gaming	513,300	766,231	1,140,951	1,534,515
Amusement	1,229,177	246,381	1,532,029	832,553
Total cost of revenue	1,742,477	1,012,612	2,672,980	2,367,068

Gross profit	(184,609)	506,420	757,738	1,287,832

Operating Expenses:
Selling, general and administrative	1,206,434	1,555,952	2,375,334	3,338,291
Research and development	251,314	295,495	540,358	655,321
Share-based compensation expense	149,497	111,131	373,596	369,377
Depreciation	201,149	66,290	256,750	130,548
Total operating expenses	1,808,394	2,028,868	3,546,038	4,493,537

Operating loss	(1,993,003)	(1,522,448)	(2,788,300)	(3,205,705)

Interest expense, net	(37,018)	(96,564)	(69,573)	(181,271)

Net loss before income taxes	(2,030,021)	(1,619,012)	(2,857,873)	(3,386,976)

Income tax provision	(9,866)	(21,421)	(38,607)	(63,970)

Net loss	$(2,039,887)	$(1,640,433)	$(2,896,480)	$(3,450,946)

Net loss per common share - basic and diluted	$(0.14)	$(0.15)	$(0.20)	$(0.31)

Weighted average common shares outstanding - basic and diluted	14,627,645	11,021,429	14,350,435	11,021,429

The accompanying notes are an integral part of these consolidated financial statements.

POKERTEK , INC.
CONSOLIDATED BALANCE SHEETS

	June 30, 2010
Assets	(Unaudited)	December 31, 2009
Current assets:
Cash and cash equivalents	$704,280	$636,374
Accounts receivable, net	766,144	1,187,668
Inventory	1,903,118	2,482,239
Prepaid expenses and other assets	266,544	169,845
Total current assets	3,640,086	4,476,126

Other assets:
PokerPro systems, net	2,124,233	2,408,161
Heads-Up Challenge units, net	170,980	570,425
Property and equipment, net	143,460	394,522
Other assets	378,206	433,865

Total assets	$6,456,965	$8,283,099

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$434,821	$518,476
Accrued liabilities	864,501	822,784
Deferred revenue	434,301	495,767
Long-term debt, current portion	24,099	26,239
Total current liabilities	1,757,722	1,863,266

Long-term liabilities:
Deferred revenue	78,843	106,939
Long-term liability - related party	396,500	-
Long-term debt	801,722	812,396
Total long-term liabilities	1,277,065	919,335

Total liabilities	3,034,787	2,782,601

Commitments and contingencies

Shareholders' equity:
Preferred stock, no par value per share; authorized 5,000,000, none issued and outstanding	-	-
Common stock, no par value per share; authorized 100,000,000 shares, issued and outstanding
14,920,065 and 14,015,658 shares at June 30, 2010 and December 31, 2009, respectively	-	-
Additional paid-in capital	46,318,332	45,500,172
Accumulated deficit	(42,896,154)	(39,999,674)
Total shareholders' equity	3,422,178	5,500,498

Total liabilities and shareholders' equity	$6,456,965	$8,283,099

The accompanying notes are an integral part of these consolidated financial statements.

POKERTEK , INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited)

					Total
	Common Stock		Additional	Accumulated	Shareholders'
	Shares	Value	Paid-in Capital	Deficit	Equity
Balance, December 31, 2009	14,015,658	$-	$45,500,172	$(39,999,674)	$5,500,498
Share-based compensation	65,385	-	224,099	-	224,099
Net loss	-	-	-	(856,593)	(856,593)
Balance, March 31, 2010	14,081,043	-	45,724,271	(40,856,267)	4,868,004
Share-based compensation	65,385	-	149,497	-	149,497
Issuances of common stock, net	773,637	-	444,564	-	444,564
Net loss	-	-	-	(2,039,887)	(2,039,887)
Balance, June 30, 2010	14,920,065	$-	$46,318,332	$(42,896,154)	$3,422,178

The accompanying notes are an integral part of these consolidated financial statements.

POKERTEK , INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six Months Ended June 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(2,896,480)	$(3,450,946)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,669,167	1,468,956
Share-based compensation expense	373,596	369,377
Provision for accounts and other receivables	30,958	26,705
Changes in assets and liabilities:
Accounts and other receivables	390,566	729,718
Prepaid expenses and other assets	70,833	128,895
Inventory	975,621	589,878
PokerPro systems	(709,281)	(307,753)
Heads-Up Challenge units	(19,763)	-
Accounts payable and accrued expenses	(41,938)	(903,216)
Deferred revenue	(89,562)	24,540
Net cash used in operating activities	(246,283)	(1,323,846)
Cash flows from investing activities:
Purchases of property and equipment	(5,688)	(49,449)
Sale of investments	-	3,900,000
Net cash provided by (used in) investing activities	(5,688)	3,850,551
Cash flows from financing activities:
Repayments of short-term debt	-	(2,865,357)
Proceeds from issuance of common stock, net	332,691	-
Repayments of capital lease	(12,814)	(11,674)
Net cash provided by (used in) financing activities	319,877	(2,877,031)
Net increase (decrease) in cash and cash equivalents	67,906	(350,326)
Cash and cash equivalents, beginning of period	636,374	1,481,530
Cash and cash equivalents, end of period	$704,280	$1,131,204

Supplemental Disclosure of Cash Flow Information
Cash paid for:
Interest	$37,396	$130,660
Income taxes	$49,510	$45,086

Non-cash transactions:
Gaming inventory purchase - related party	$396,500	$-
Issuance of common stock for commitment fee	$112,750	$-

The accompanying notes are an integral part of these consolidated financial statements.

POKERTEK , INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.                 Nature of Business and Basis of Presentation

Nature of Business

PokerTek, Inc. (“PokerTek” or the “Company”) is engaged in the development, manufacture, and marketing of electronic poker-related products for use in the gaming and amusement markets.

The Company currently has two product lines, PokerPro® gaming products and Heads-Up Challenge™ amusement products.

The PokerPro system consists of electronic poker table(s) and related peripheral equipment providing commercial casinos, tribal casinos, cruise ships and card clubs with a fully-automated poker-room environment designed to improve the profitability of poker by enhancing the operator’s revenue opportunities and decreasing startup and operating costs. Heads-Up Challenge (“HUC”) is an innovative amusement platform that enables two players to compete head to head against each other for entertainment purposes in non-gambling venues such as bars and restaurants.

Basis of Presentation and Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of PokerTek, Inc. and its consolidated subsidiary. All significant intercompany transactions and accounts have been eliminated.

These consolidated financial statements should be read in conjunction with the consolidated financial statements and related footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. Certain reclassifications have been made to prior periods’ financial information to conform to the current period presentation. There were no material changes during the most recent fiscal quarter in the Company’s significant accounting policies as described in the Annual Report.

The accompanying consolidated financial statements have been prepared without audit and are presented in accordance with Article 8-03 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States (“U.S. GAAP”) for annual financial statements. In the opinion of management, these consolidated financial statements include all adjustments, which consist only of normal recurring adjustments, necessary for a fair statement of the Company’s results of operations for the periods presented. The results of operations for the three and six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the entire year.

Recent Accounting Pronouncements

In January 2010, the FASB issued an amendment to the fair value measurement and disclosure standard improving disclosures about fair value measurements. This amended guidance requires separate disclosure of significant transfers in and out of Levels 1 and 2 and the reasons for the transfers. The amended guidance also requires that in the Level 3 reconciliation, the information about purchases, sales, issuances, and settlements be disclosed separately on a gross basis rather than as one net number. The guidance for the Level 1 and 2 disclosures was adopted on January 1, 2010 and did not have an impact on the Company’s consolidated financial position, results of operations, or cash flows. The guidance for the activity in Level 3 disclosures is effective January 1, 2011 and will not have an impact on the Company’s consolidated financial position, results of operations or cash flows as the amended guidance provides only disclosure requirements. The Company had no transfers between Level 1, 2, or 3 inputs during the six months ended June 30, 2010.

In February 2010, the FASB issued amended guidance on subsequent events. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately, and the Company adopted these new requirements for the quarter ended March 31, 2010.

Note 2.                 Operations and Liquidity Management.

Historically, the Company has incurred net losses and used cash from financing activities to fund its operations. Over the past several quarters, the Company reduced its operating expenses in order to improve its operating results and reduce its use of cash. As of June 30, 2010, the Company’s cash balance was approximately $0.7 million. Cash used in operations for the six months ended June 30, 2010 was approximately $(0.2) million. During the second quarter of 2010, the Company raised $360,000 with certain investors. See Note 10, “Shareholders’ Equity.” The level of additional cash needed to fund operations and the Company’s ability to conduct its business for the next year is influenced primarily by the following factors:

●	The pace of growth and the related spending on market penetration, regulatory efforts and related investments in inventory.

●
The successful transition to a heavier mix of recurring revenue, which generates less upfront cash compared to selling directly to an international distributor but still requires significant investments in inventory.

●
Management’s ability to control operating expenses and negotiate favorable payment terms with the Company’s customers and vendors as the business grows internationally and becomes more geographically diverse.

●	Management’s ability to access the capital markets and maintain availability under its credit line.

●	The impact of the economy or other factors on customers and suppliers, including the impact on demand for the Company’s products and customers’ ability to pay on a timely basis.

Management’s operating plan for 2010 is to balance revenue growth with operating expense control and working capital management while carefully monitoring the impact of growth on cash needs and cash balances. Should it become necessary, management plans to reduce expenditures related to inventory procurement and decrease variable operating expenses. In addition, management may also seek to raise additional capital or expand its credit facilities to bolster liquidity and to accelerate business growth during 2010.

Note 3.                 Inventory

Inventory at June 30, 2010 and December 31, 2009 consisted of the following:

	June 30,	December 31,
	2010	2009

Raw materials and components	$1,340,133	$2,141,139
PokerPro systems in process	540,069	458,078
Finished goods	383,755	241,858
Reserve	(360,839)	(358,836)
Inventory, net	$1,903,118	$2,482,239

Note 4.                 Prepaid Expenses and Other Assets

Prepaid expenses and other assets at June 30, 2010 and December 31, 2009 consisted of the following:

	June 30,	December 31,
	2010	2009

Prepaid expenses	$109,343	$103,053
Stock issuance commitment fee, net	111,873	-
Other	45,328	66,792
Prepaid expenses and other assets	$266,544	$169,845

Deferred licensing fees, net	$324,444	$364,482
Other	53,762	69,383
Other assets	$378,206	$433,865

Note 5.                 PokerPro Systems and Heads-Up Challenge Units

PokerPro systems and Heads-Up Challenge units at June 30, 2010 and December 31, 2009 consisted of the following:

	June 30,	December 31,
	2010	2009

PokerPro systems	$7,854,683	$7,831,243
Less: accumulated depreciation and amortization	(5,730,450)	(5,423,082)
PokerPro systems, net	$2,124,233	$2,408,161

Heads-Up Challenge units	$607,174	$622,263
Less: accumulated depreciation and amortization	(436,194)	(51,838)
Heads-Up Challenge units, net	$170,980	$570,425

Note 6.                 Property and Equipment

Property and equipment at June 30, 2010 and December 31, 2009 consisted of the following:

	June 30,	December 31,
	2010	2009

Equipment	$765,452	$759,764
Leasehold improvements	199,948	199,948
Capitalized software	157,067	157,067
	1,122,467	1,116,779
Less: accumulated depreciation	(979,007)	(722,257)
Property and equipment, net	$143,460	$394,522

Capitalized software consists of purchased software, consulting and capitalized internal costs related to the purchase and the implementation of a new internal-use enterprise resource management system. Accumulated depreciation on capitalized software at June 30, 2010 was $87,201. The software portion of this systems investment was financed through a capital lease obligation. See Note 8, “Debt.”

Note 7.                 Accrued Liabilities

Accrued liabilities at June 30, 2010 and December 31, 2009 consisted of the following:

	June 30,	December 31,
	2010	2009

Professional fees	$148,000	$179,968
Other liabilities and customer deposits	716,501	642,816
Accrued liabilities	$864,501	$822,784

Note 8.                 Debt

The Company’s outstanding debt balances as of June 30, 2010 and December 31, 2009 consisted of the following:

	June 30,	December 31,
	2010	2009

SVB Credit Facility	$-	$-
Founders' Loan	800,000	800,000
Capital lease obligation	25,821	38,635
Total debt	825,821	838,635
Current portion of debt	24,099	26,239
Long-term portion of debt	$801,722	$812,396

SVB Credit Facility: The Company maintains a credit facility with Silicon Valley Bank to support the Company’s working capital needs (the “SVB Credit Facility”). On July 23, 2009, the Company entered into amendments to the SVB Credit Facility, which extended the maturity date for the facility to July 23, 2010, adjusted the facility amount to have a Facility Limit of $2.5 million with maximum advances determined based on the composition of the Company’s eligible accounts receivable and inventory balances and modified certain other provisions of the facility.

Based on the Company’s accounts receivable and inventory levels on June 30, 2010, as of such date availability was approximately $1.0 million, with no borrowings outstanding. The SVB Credit Facility includes covenants requiring the achievement of specified financial ratios and thresholds and contains other terms and conditions customary for this type of credit facility. As of June 30, 2010, the Company was in compliance with these covenants. The SVB Credit Facility is collateralized by security interests in substantially all of the assets of the Company and is senior to the Founder’s Loan.

As of June 30, 2010, there were no amounts drawn under the SVB Credit Facility. The SVB Credit Facility has a one-year term and bears interest at an annual rate equal to the greater of prime plus 2.0% or 6.5%. In July 2010, the Company and SVB signed a letter of intent to extend the SVB Credit Facility through October 21, 2010 to provide additional time to finalize the terms of renewal.

Founders’ Loan: The Company entered into a loan agreement with Lyle A. Berman, James T. Crawford, Arthur L. Lomax and Gehrig H. White on March 24, 2008. Messrs. Crawford, Lomax and White are the founders of the Company. Each of the lenders is also a member of the board of directors, with Mr. Berman serving as Chairman and Mr. White serving as Vice Chairman. The $2.0 million loan originally called for cash interest at 13% with all unpaid principal and interest payable on March 24, 2010.

On July 9, 2009, the Founders’ Loan was amended to provide that monthly interest payments may be made, at the election of the holder, in common stock at a 13% annual interest rate pursuant to a formula or cash at a 9% annual interest rate. In addition, the maturity date of the loan was extended to March 21, 2012.

On September 10, 2009, the Company entered into an agreement with Lyle A. Berman, James T. Crawford, and Arthur L. Lomax to convert an aggregate $1.2 million principal amount of the loans into common stock.

The loan contains no restrictive covenants and, following the conversion described above, is collateralized by security interests in 62 PokerPro systems. Such interests have been subordinated to the SVB Credit Facility.

As of June 30, 2010, the carrying value of the Founders’ Loan was $0.8 million and its fair value was approximately $0.8 million.

Capital Lease Obligation: During 2008, the Company entered into capital lease obligations totaling $73,273 to finance the purchase of a new internal-use ERP system. These capital lease obligations bear interest at an annual rate of 9.4% and have a term of 36 months, resulting in monthly payments of $2,396. At the end of the lease term, the Company has the option to purchase the software for $101. The net book value of the assets under lease at June 30, 2010 was $69,866. Related depreciation expense recognized during the three and six months ended June 30, 2010 and June 30, 2009 was $13,089 and $26,178, respectively, resulting in accumulated depreciation of $87,201 at June 30, 2010.

Note 9.                 Employee Benefit Plan

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. The plan allows eligible employees to defer up to 15% of their annual compensation, subject to annual limitations established by the IRS. The Company matches the contributions equal to 100% on the first 3% of the deferral and 50% on the deferral from 3% to 5%. For the three months ended June 30, 2010 and June 30, 2009, the Company recorded contribution expense of $8,368 and $23,184, respectively. For the six months ended June 30, 2010 and June 30, 2009, the Company recorded contribution expense of $18,096 and $47,091, respectively.

Note 10.                Shareholders’ Equity

Private Placement Transaction

During the quarter ended June 30, 2010, the Company and four officers and directors and five private investors entered into Subscription Agreements providing for the issuance by the Company and the purchase by the investors of a total of 536,137 shares of the Company’s common stock for an aggregate purchase price of $260,000 in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(6) and Regulation 506 under the Securities Act. The five private investors each received 10,000 common stock warrants at an exercise price of $1.00 for a total issuance of 50,000 common stock warrants.

Lincoln Park Transaction

On June 24, 2010 and amended on September 27, 2010, the Company signed a $5 million purchase agreement with Lincoln Park Capital Fund, LLC (“LPC”), an Illinois limited liability company.

Upon signing the agreement, LPC purchased 100,000 shares of common stock at a price of $1.00 per share and the Company received $100,000 in initial proceeds under the purchase agreement. The Company also issued a warrant to purchase an additional 100,000 shares of our common stock at an exercise price of $1.10 per share and containing a call provision exercisable by the Company in the event common shares trade above $3.00 per share for 20 consecutive days.

The Company entered into a registration rights agreement with LPC whereby the Company agreed to file a registration statement related to the transaction within 20 days with the U.S. Securities & Exchange Commission (“SEC”) covering the shares that have been issued or may be issued to LPC under the purchase agreement. After the SEC has declared effective the registration statement related to the transaction, the Company has the right over a 30-month period to sell shares of common stock to LPC every two business days in the amount of $50,000. This amount may be increased by $100,000 if the closing price of our shares is above $1.25, by $200,000 if the closing price is above $1.75, by $350,000 if the closing price is above $2.50 and by $500,000 if the closing price is above $3.75.

The purchase price of the shares related to the $4.9 million of future funding will be based on the prevailing market prices of the Company's shares at the time of sales without any fixed discount and subject to the floor price. The purchase price is determined based on the lesser of the lowest sale price on the purchase date or the average of the lowest three closing prices during the preceding 12 days.

In consideration for entering into the agreement, the Company issued to LPC 137,500 shares of our common stock. The Company shall issue up to 180,000 common shares on a pro rata basis only if and when the Company sell additional shares to LPC. These shares shall be held by LPC for 30 months or until such time as the Purchase Agreement is terminated

The Company will control the timing and amount of any future sales of shares to LPC and are under no obligation to sell any additional shares to LPC. The purchase agreement may be terminated by the Company at any time at its discretion and without any cost to it. Except for a limitation on variable priced financings, there are no negative covenants, restrictions on future funding, penalties or liquidated damages in the agreement. The proceeds received by us under the common stock purchase agreement are expected to be used for working capital purposes.

Stock Incentive Plan

Option activity under the Company’s stock incentive plans for the six months ended June 30, 2010 was as follows:

		Weighted Average
	Shares	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2010	2,078,299	$2.48	-	-
Granted	312,000	0.64	-	-
Exercised	-	-	-	-
Forfeited	(102,100)	5.51	-	-
Expired	-	-	-	-

Outstanding at June 30, 2010	2,288,199	$2.11	8.6	$(3,131,463)

Exercisable at June 30, 2010	641,779	$4.67	7.0	$(2,524,448)

Note 11.                Income taxes

For the three months ended June 30, 2010 and June 30, 2009, the Company recognized a tax provision of $9,866 and $21,421, respectively. For the six months ended June 30, 2010 and June 30, 2009, the Company recognized a tax provision of $38,607and $63,970, respectively. These provisions are based principally on the Company’s estimated foreign income tax withholding liability, which is attributable to revenues generated outside of the United States.

The effective rates for the periods ending June 30, 2010 and 2009 differ from the U.S. federal statutory rate principally because: (1) the tax benefit arising from the Company’s net operating losses are fully offset by the valuation allowance established against the Company’s deferred tax assets: and (2) the Company incurs withholding taxes.

Note 12.                Related Party Transactions

Transactions with Aristocrat

License fees from and equipment sales to Aristocrat of $53,095 and $3,140, respectively, were recorded in the three months ended June 30, 2010, while $139,788 and $21,497, respectively, were recorded during the three months ended June 30, 2009. License fees from and equipment sales to Aristocrat of $120,819 and $3,140, respectively, were recorded in the six months ended June 30, 2010, while $313,452 and $102,025, respectively, were recorded during the six months ended June 30, 2009. As of June 30, 2010 and December 31, 2009, $35,043 and $150,448, respectively, were due from Aristocrat and included in accounts receivable in the accompanying Consolidated Balance Sheets. As of June 30, 2010 and December 31, 2009, $16,818 and $0, respectively, were due to Aristocrat and included in accounts payable in the accompanying Consolidated Balance Sheets.

The Company terminated its Exclusive Distribution Agreement and entered into an Equipment Purchase Arrangement with Aristocrat effective January 15, 2010. The Equipment Purchase Arrangement provides that the purchase price for the purchased equipment will be paid from the Company to Aristocrat as the purchased equipment is deployed and revenues are received by the Company. As revenues are received by the Company, the payment to Aristocrat will be calculated as 20% of the Company’s gross revenue attributable to each table, up to a specified cap per table. The Company has recorded a liability of $396,500 related to its purchase of inventory, which is reflected in long-term liabilities-related party on the accompanying Consolidate Balance Sheet as of June 30, 2010. No payments had been made to Aristocrat as of June 30, 2010.

The Company agreed to assume responsibility for (and take title to) certain PokerPro tables currently installed at specified customer locations. In return for transfer of these tables to the Company, the Company agreed to relieve Aristocrat of all responsibility and related costs to service, support, maintain, replace and repair those tables.

As of June 30, 2010 and December 31, 2009, Aristocrat owned 12.1% and 12.9%, respectively, of the Company’s common stock.

Transactions with ICP, Inc.

The Company purchased inventory and services from ICP, Inc. for the six month periods ended June 30, 2010 and June 30, 2009, of $283,914 and $239,125, respectively. As of June 30, 2010, $30,956 was due to ICP and included in accounts payable in the accompanying Consolidated Balance Sheets. As of June 30, 2010, the Company had purchase obligations with ICP, Inc. totaling $646,209. As of June 30, 2010 and December 31, 2009, ICP owned 4.6% and 4.9%, respectively, of the Company’s common stock. In August 2010, the Company amended its purchase commitment with ICP. See Note 15, “Subsequent Events.”

Office Lease

The Company leases its office and manufacturing facility under an annual operating lease from an entity owned and controlled by the Company’s President and the Company’s Vice Chairman of the Board of Directors. The lease expires in August 2011. Rent expense recorded for the leased space for the three months ended June 30, 2010 and June 30, 2009, was $42,600 and $48,800, respectively. Rent expense recorded for the leased space for the six months ended June 30, 2010 and June 30, 2009, was $85,200 and $103,700, respectively. This lease was amended as of June 1, 2009 with rent expense for the aggregate leased space adjusted to equal $14,200 per month.

Founders’ Loan

During the three months ended June 30, 2010 and June 30, 2009, the Company made $18,148 and $43,452, respectively, in aggregate interest payments in cash. During the six months ended June 30, 2010 and June 30, 2009, the Company made $35,901 and $107,561, respectively, in aggregate interest payments in cash. Refer to Note 8, “Debt,” for a description of the terms of this loan.

Note 13.                Segment Information

The Company reports segment information based on the “management approach.” The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments.

The Company’s business is organized and reported in two segments, gaming and amusement, which are described in Note 1, Nature of Business and Significant Accounting Policies. The Company evaluates the performance of its two segments primarily based on revenues and gross margin. The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies.”

The following provides financial information concerning the reportable segments of the Company’s operations:

	Gaming	Amusement		Corporate and Other	Total

Three months ended June 30, 2010

Revenue	$1,281,940	$275,928		$-	$1,557,868
Cost of revenue	513,300	1,229,177	(1)	-	1,742,477
Gross profit	768,640	(953,249)	(1)	-	(184,609)
Depreciation and amortization	439,044	536,178	(1)	34,373	1,009,595
Capital expenditures	-	-		1,423	1,423

Six months ended June 30, 2010

Revenue	$2,849,960	$580,758		$-	$3,430,718
Cost of revenue	1,140,951	1,532,029	(1)	-	2,672,980
Gross profit	1,709,009	(951,271)	(1)	-	757,738
Depreciation and amortization	993,209	602,253	(1)	73,705	1,669,167
Capital expenditures	-	-		5,688	5,688
Assets at June 30, 2010	4,699,730	705,302		1,051,933	6,456,965

Three months ended June 30, 2009

Revenue	$1,230,153	$288,879		$-	$1,519,032
Cost of revenue	766,231	246,381		-	1,012,612
Gross profit	463,922	42,498		-	506,420
Depreciation and amortization	672,168	15,663		50,627	738,458
Capital expenditures	-	37,738		1,518	39,256

Six months ended June 30, 2009

Revenue	$2,718,808	$936,092		$-	$3,654,900
Cost of revenue	1,534,515	832,553		-	2,367,068
Gross profit	1,184,293	103,539		-	1,287,832
Depreciation and amortization	1,338,408	30,045		100,503	1,468,956
Capital expenditures	-	37,738		11,711	49,449
Assets at June 30, 2009	5,719,275	1,680,953		1,468,174	8,868,402

(1)
In the three and six months ended June 30, 2010, amounts presented in the column labeled “Amusement” include non-recurring charges of $905,054 in cost of revenue and gross profit and $150,507 in depreciation and amortization. See Note 15, “Subsequent Events.”

Amounts presented in the column labeled “Corporate and Other” primarily consist of assets that are not specifically associated with either segment, principally cash equivalents, investments and other corporate assets.

Revenues by Geographic Area

Revenues by geographic area are determined based on the location of the Company’s customers. For the three months ended June 30, 2010 and 2009, sales to customers outside the United States accounted for 38% and 21% of the Company’s consolidated revenue, respectively. For the six months ended June 30, 2010 and 2009, sales to customers outside the United States accounted for 40% and 35% of the Company’s consolidated revenue, respectively.

The following provides financial information concerning the Company’s revenues by geographic area:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Revenue:
United States	$972,952	$1,200,948	$2,063,747	$2,377,269
North America, excluding U.S.	317,398	156,186	910,116	611,454
Europe	54,463	78,965	92,924	480,946
Other International	213,055	82,933	363,931	185,231
	$1,557,868	$1,519,032	$3,430,718	$3,654,900

Note 14.                Commitments and Contingencies

Legal Proceedings

The Company is subject to claims and assertions in the ordinary course of business. Legal matters are inherently unpredictable and the Company's assessments may change based on future unknown or unexpected events.

On August 21, 2009, a complaint was filed against the Company in the United States District Court for the District of Nevada by Marvin Roy Feldman. The plaintiff is seeking unspecified monetary damages related to the Company's distribution of PokerPro in Mexico. Prior to filing the complaint, the plaintiff provided correspondence to the Company requesting $250,000 or four PokerPro tables as compensation. While litigation is inherently unpredictable and subject to judicial and other risks beyond the Company’s control, the Company estimates the potential cost of this matter to range between $0 and $250,000. The Company believes that it has several meritorious defenses to these claims and intends to defend itself vigorously.

Note 15.                Subsequent Events

On July 1, 2010, the Company received a letter from The NASDAQ Stock Market indicating that the closing bid price of its common stock had fallen below $1.00 for the 30 consecutive business days from May 19, 2010 to June 20, 2010, and therefore, the Company was not in compliance with NASDAQ Listing Rule 5550(a)(2) as of July 1, 2010.

NASDAQ provides an automatic 180 day grace period, through December 28, 2010, to regain compliance with the Bid Price Rule by maintaining a closing bid price of $1.00 per share for a minimum of 10 consecutive business days. At that time, if the Company has not regained compliance, the Company may receive a notice of delisting from NASDAQ, which is appealable to a hearing panel. Alternatively, the Company may at that time be eligible for an additional grace period of 180 days if it meets the initial listing standards, with the exception of bid price, for The NASDAQ Capital Market.

 On August 5, 2010, the Company approved a plan to discontinue the operations of its Amusement segment. The operations of the Amusement segment will be reflected as a Discontinued Operation beginning with the September 30, 2010 reporting date.

The Company evaluated the trend of declining selling prices and margins in the first half of 2010 and determined the carrying value of the Amusement assets required adjustment to reflect those assets at the lower of cost or market based on estimated future cash flows. In addition, the Company’s obligations to purchase additional Amusement product was determined to be an unfavorable purchase commitment requiring recognition in the financial statements as of June 30, 2010. The Company plans to sell all of its Amusement product over the next year.

As a result, the Company recorded pre-tax charges of $1.1 million for the period ended June 30, 2010 which are included in income from operations.

The components of the $1.1 million charge as of June 30, 2010 are as follows:

Inventory - adjustment to lower of cost or market (1)	$462,812
Heads-Up Challenge Units – adjustment to lower of cost or market (1)	275,669
Recognition of unfavorable purchase obligation and related costs (1)	166,573
Property and Equipment - Accelerated depreciation (2)	150,507
Total charge	$1,055,561

(1)	Included in cost of revenue (amusement) and gross profit in the Consolidated Statement of Operations for the three and six months ended June 30, 2010.

(2)	Included in depreciation in the Consolidated Statement of Operations for the three and six months ended June 30, 2010.

The Company does not expect to incur any other material transaction fees, severance costs, or other costs in connection with exiting the Amusement business.

Note 16.                Unaudited Pro Forma Financial Information

The following unaudited pro forma information assumes that the disposition of the Amusement segment occurred as of January 1, 2009. The adjustments to the historical financial statements consist primarily of adjustments to exclude segment revenues, costs, assets and liabilities. This unaudited pro forma information should not be relied upon as necessarily being indicative of historical results that would have been obtained if the disposition had actually occurred on that date, nor of the results that may be obtained in the future.

The condensed consolidated pro forma statement of operations for the year ended December 31, 2009 is as follows:

	As Reported	Adjustments	Pro forma
Revenue	$6,692,348	$(1,278,526)	$5,413,822
Gross profit	2,482,027	(83,656)	2,398,371
Operating expenses	7,760,417	(114,421)	7,645,996
Operating loss	(5,278,390)	30,765	(5,247,625)
Net loss	(5,674,211)	30,765	(5,643,446)
Net loss per common share - basic and diluted	(0.47)	0.00	(0.47)

The condensed consolidated pro forma statement of operations for the six months ended June 30, 2010 is as follows:

	As Reported	Adjustments	Pro forma
Revenue	$3,430,718	$(580,758)	$2,849,960
Gross profit	757,738	951,271	1,709,009
Operating expenses	3,546,038	(183,045)	3,362,993
Operating loss	(2,788,300)	1,134,316	(1,653,984)
Net loss	(2,896,480)	1,134,316	(1,762,164)
Net loss per common share - basic and diluted	(0.20)	0.08	(0.12)

The condensed consolidated pro forma balance sheet as of June 30, 2010 is as follows:

Assets	As Reported	Adjustments	Pro forma
Current assets:
Cash and cash equivalents	$704,280	$-	$704,280
Accounts receivable, net	766,144	(25,002)	741,142
Inventory	1,903,118	(506,806)	1,396,312
Other assets	266,544	(2,514)	264,030
Net assets - discontinued operations	-	705,302	705,302
Total current assets	3,640,086	170,980	3,811,066

Other assets:
PokerPro systems, net	2,124,233	-	2,124,233
Other assets	692,646	(170,980)	521,666
Total assets	$6,456,965	$-	$6,456,965

Liabilities and Shareholders' Equity
Current liabilities:
Accrued liabilities	$864,501	$(250,894)	$613,607
Other liabilities	893,221	(49,719)	843,502
Net liabilities - discontinued operations	-	356,789	356,789
Total current liabilities	1,757,722	56,176	1,813,898

Long-term liabilities:
Long-term debt	801,722	-	801,722
Other liabilities	475,343	(56,176)	419,167
Total long-term liabilities	1,277,065	(56,176)	1,220,889

Total liabilities	3,034,787	-	3,034,787
Total shareholders' equity	3,422,178	-	3,422,178

Total liabilities and shareholders' equity	$6,456,965	$-	$6,456,965

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
PokerTek, Inc.

We have audited the accompanying consolidated balance sheets of PokerTek, Inc.(“PokerTek” or the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009.  Our audits also included the financial statement schedules of PokerTek, Inc. listed in Item 15(a).  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PokerTek as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.  Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We were not engaged to examine management's assessment of the effectiveness of PokerTek’s internal control over financial reporting as of December 31, 2009, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” and, accordingly, we do not express an opinion thereon.

/s/ McGladrey & Pullen, LLP
Charlotte, NC
March 31, 2010

POKERTEK, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2008	2007
Revenue:
Gaming	$5,413,822	$9,668,656	$3,807,244
Amusement	1,278,526	4,756,068	197,447
Total revenue	6,692,348	14,424,724	4,004,691

Cost of Revenue:
Gaming	3,015,451	5,699,962	3,314,603
Amusement	1,194,870	3,373,551	277,412
Cost of revenue	4,210,321	9,073,513	3,592,015

Gross profit	2,482,027	5,351,211	412,676
Operating Expenses:
Selling, general and administrative	5,535,674	8,549,878	8,867,377
Research and development	1,210,371	2,766,543	3,992,449
Share-based compensation expense	759,673	1,106,113	822,349
Depreciation	254,699	210,260	144,717
Total operating expenses	7,760,417	12,632,794	13,826,892

Operating loss	(5,278,390)	(7,281,583)	(13,414,216)

Interest income (expense), net	(287,956)	(94,285)	564,600

Net loss before income taxes	(5,566,346)	(7,375,868)	(12,849,616)

Income tax provision	(107,865)	(262,905)	-

Net loss	$(5,674,211)	$(7,638,773)	$(12,849,616)

Net loss per common share - basic and diluted	$(0.47)	$(0.70)	$(1.23)

Weighted average common shares outstanding - basic and diluted	11,966,928	10,941,117	10,462,912

The accompanying notes are an integral part of these consolidated financial statements.

POKERTEK, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
Assets	2009	2008
Current assets:
Cash and cash equivalents	$636,374	$1,481,530
Investments	-	3,900,000
Accounts receivable, net	1,187,668	1,600,464
Inventory	2,482,239	3,547,099
Prepaid expenses and other assets	169,845	213,222
Total current assets	4,476,126	10,742,315

Other assets:
PokerPro systems, net	2,408,161	3,821,376
Heads-Up Challenge units, net	570,425	-
Property and equipment, net	394,522	599,772
Other assets	433,865	542,214

Total assets	$8,283,099	$15,705,677

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$518,476	$1,590,681
Accrued liabilities	822,784	859,179
Deferred revenue	495,767	194,051
Long-term debt, current portion	26,239	2,889,261
Total current liabilities	1,863,266	5,533,172

Long-term liabilities:
Deferred revenue	106,939	-
Long-term debt	812,396	2,038,635
Total long-term liabilities	919,335	2,038,635

Total liabilities	2,782,601	7,571,807

Commitments and contingencies

Shareholders' equity:
Preferred stock, no par value per share; authorized 5,000,000,
none issued and outstanding	-	-
Common stock, no par value per share; authorized 100,000,000 shares, issued and outstanding 14,015,658 and 11,021,429 shares
at December 31, 2009 and December 31, 2008, respectively	-	-
Additional paid-in capital	45,500,172	42,459,333
Accumulated deficit	(39,999,674)	(34,325,463)
Total shareholders' equity	5,500,498	8,133,870

Total liabilities and shareholders' equity	$8,283,099	$15,705,677

The accompanying notes are an integral part of these consolidated financial statements.

POKERTEK, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Additional		Total
	Common Stock		Paid-in	Accumulated	Shareholders'
	Shares	Value	Capital	Deficit	Equity
Balance, December 31, 2006	9,472,020	$-	$27,956,685	$(13,837,074)	$14,119,611

Net proceeds from private placement of common stock	1,444,444	-	12,507,578	-	12,507,578
Stock options exercised	18,000	-	66,608	-	66,608
Share-based compensation	-	-	822,349	-	822,349
Net loss	-	-	-	(12,849,616)	(12,849,616)
Balance, December 31, 2007	10,934,464	-	41,353,220	(26,686,690)	14,666,530

Stock warrants exercised	86,965	-	-	-	-
Share-based compensation	-	-	1,106,113	-	1,106,113
Net loss	-	-	-	(7,638,773)	(7,638,773)
Balance, December 31, 2008	11,021,429	-	42,459,333	(34,325,463)	8,133,870

Net proceeds from private placement of common stock	686,090	-	500,000	-	500,000
Stock issued as payment for inventory	685,000	-	588,250	-	588,250
Conversion of debt to common stock	1,445,784	-	1,200,000	-	1,200,000
Stock issued as payment for interest	56,086	-	43,916	-	43,916
Stock warrants exercised	69,754	-	-	-	-
Share-based compensation	51,515	-	708,673	-	708,673
Net loss	-	-	-	(5,674,211)	(5,674,211)
Balance, December 31, 2009	14,015,658	$-	$45,500,172	$(39,999,674)	$5,500,498

The accompanying notes are an integral part of these consolidated financial statements.

POKERTEK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net loss	$(5,674,211)	$(7,638,773)	$(12,849,616)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,771,889	2,793,225	2,053,345
Amortization	72,162	-	-
Share-based compensation expense	759,673	1,106,113	822,349
Provision for accounts and other receivables	44,440	14,672	47,129
Changes in assets and liabilities:
Accounts and other receivables	368,356	(646,600)	(743,276)
Prepaid expenses and other assets	151,726	(47,208)	(158,373)
Inventory	1,653,110	(904,618)	(741,485)
PokerPro systems	(1,176,137)	(1,412,707)	(4,250,373)
Heads-Up Challenge	(570,425)	-	-
Accounts payable and accrued expenses	(1,115,684)	420,385	1,026,289
Deferred revenue	408,655	(205,849)	399,900
Net cash used in operating activities	(2,306,446)	(6,521,360)	(14,394,111)
Cash flows from investing activities:
Purchases of property and equipment	(49,449)	(131,713)	(353,596)
Sale of investments	3,900,000	2,050,000	28,600,000
Purchase of investments	-	-	(27,000,000)
Net cash provided by investing activities	3,850,551	1,918,287	1,246,404
Cash flows from financing activities:
Proceeds from long-term debt	-	2,000,000	-
Proceeds from short-term debt	-	3,060,443	-
Repayments of short-term debt	(2,865,357)	(195,086)	-
Proceeds from issuance of common stock, net of expenses	500,000	-	12,507,578
Proceeds from common stock options exercised	-	-	66,608
Repayments of capital lease	(23,904)	(10,734)	-
Net cash provided by (used in) financing activities	(2,389,261)	4,854,623	12,574,186
Net increase (decrease) in cash and cash equivalents	(845,156)	251,550	(573,521)
Cash and cash equivalents, beginning of year	1,481,530	1,229,980	1,803,501
Cash and cash equivalents, end of period	$636,374	$1,481,530	$1,229,980

Supplemental Disclosure of Cash Flow Information
Cash paid for:
Interest	$191,718	$265,375	$4,450
Income taxes	$123,205	$242,337	$-

Non-cash transactions:
Issuance of common shares in satisfaction of long-term debt	$1,200,000	$-	$-
Issuance of common shares as payment for inventory	$588,250	$-	$-
Issuance of common shares as payment of interest	$43,916	$-	$-
Capital lease obligation	$-	$73,273	$-

The accompanying notes are an integral part of these consolidated financial statements.

POKERTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009

Note 1.  Nature of Business and Significant Accounting Policies

Nature of Business

PokerTek, Inc. (“PokerTek” or the “Company”) is engaged in the development, manufacture and marketing of electronic poker-related products for use in the gaming and amusement markets.

The Company currently has two product lines, PokerPro® gaming products and Heads-Up Challenge™ amusement products.

The PokerPro system consists of electronic poker table(s) and related peripheral equipment providing commercial casinos, tribal casinos, cruise ships and card clubs with a fully-automated poker-room environment designed to improve the profitability of poker by enhancing the operator’s revenue opportunities and decreasing their startup and operating costs.  Heads-Up Challenge  is an innovative amusement platform that enables two players to compete head to head against each other for entertainment purposes in non-gambling venues such as bars and restaurants.

Basis of Presentation and Principles of Consolidation

These consolidated financial statements include the accounts of PokerTek, Inc. and its consolidated subsidiaries.  They have been prepared by the Company in accordance with accounting principles generally accepted in the United States.  The financial statements of the Company’s foreign subsidiary are measured using the U.S. dollar as the functional currency. All significant intercompany transactions and accounts have been eliminated in consolidation.

Significant Accounting Policies

Accounting estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company recognizes revenue as it is earned in accordance with generally accepted accounting principles.   If multiple product deliverables are included under a sale or license agreement, the Company allocates revenue to each product based upon their respective fair values in relation to the total contract value and defers revenue recognition on those deliverables that have not met all requirements of revenue recognition.

Revenues from product sales, including sales of casino products to Aristocrat International Pty. Limited (“Aristocrat”), the Company’s international distributor for PokerPro gaming products (through January 15, 2010) and a significant shareholder, are recognized when all of the following have occurred:

●	Persuasive evidence of an arrangement exists;
●	The fee is fixed or determinable;
●	Delivery has occurred;
●	Collectibility is reasonably assured; and
●	Title and risk of loss have passed to the customer.

In many cases, arrangements include recurring fees based on either a fixed monthly fee or a pre-determined percentage of the amount the casino or card club charges for each hand of poker (the “rake”).  In some cases, the Company may also charge separately for installation, training and post contract customer support (“PCS”).  Where the Company is responsible for performing initial installation and training, all revenue is deferred until such time as those services have been rendered.  Following installation, license and service fees are recognized when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable and collectability is reasonably assured. This normally occurs on a monthly basis as the amounts contractually due are computed and invoiced, PCS is delivered and all other revenue recognition criteria are satisfied.

In cases where upfront fees are charged upon delivery of hardware and the Company is responsible for delivering other services such as maintenance and support following installation, the delivery of hardware is generally not considered a separate deliverable and the upfront fees are recognized ratably.

Cash and cash equivalents: The Company considers all cash accounts and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments in Auction Rate Securities (“ARS”): The Company accounts for its auction rate securities at fair value.

Concentrations of credit risk: Financial instruments that subject the Company to credit risk primarily consist of cash and cash equivalents, marketable securities and accounts receivables. The Company’s credit risk is managed by investing primarily in high-quality money market instruments and accounts guaranteed by the U.S. government and its agencies.

Receivables and allowance for doubtful accounts: The Company monitors its exposure for credit losses on its customer receivable balances and the credit worthiness of its customers on an ongoing basis and records related allowances for doubtful accounts. Allowances are estimated based upon specific customer balances, where a risk of default has been identified, and also include a provision for non-customer specific defaults based upon historical experience. As of December 31, 2009 and December 31, 2008, the Company recorded an allowance for doubtful accounts of $157,170 and $81,403, respectively. If circumstances related to specific customers change, estimates of the recoverability of receivables could also change.

Deferred licensing fees: Deferred licensing   fees consist of amounts paid to various regulatory agencies. As approvals are obtained, the Company begins expensing the fees over the estimated term of the license.  Deferred licensing fees are included in other assets on the consolidated balance sheets.

Patents:   Legal fees and application costs related to the Company’s patent application process are expensed as incurred. There is a high degree of uncertainty in the outcome of approval for any of the Company’s patents.

Research and development: Research and development costs are charged to expense when incurred and are included in the consolidated statements of operations, except when certain qualifying expenses are capitalized.  Capitalization of development costs of software products begins once the technological feasibility of the product is established.  Capitalization ceases when such software is ready for general release, at which time amortization of the capitalized costs begins.  As of December 31, 2009 and 2008, no amounts had been capitalized as technological feasibility is generally established at or near the time of general release. Research and development costs include salaries, benefits, travel and other internal costs allocated to software and hardware development efforts, as well as purchased components, engineering services and other third-party costs.

Advertising: Advertising and promotional costs are expensed as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007 were $10,897, $41,859, and $129,625, respectively.

Inventories: Inventories are stated at the lower of cost or market, where cost is determined on a first-in, first-out basis.  Inventories also include parts from PokerPro systems that have been used at customer sites and returned for refurbishment and subsequent redeployment with customers.  Those inventory items are stated at the lower of cost or market, where cost is determined based on the undepreciated cost of the returned items. We regularly review inventory for slow moving, obsolete and excess characteristics and evaluate whether inventory is stated at the lower of cost or net realizable value.

PokerPro systems, Heads-Up Challenge units and property and equipment: PokerPro systems and Heads-Up Challenge units represent equipment owned by PokerTek.  The majority of this equipment is operated at customer sites pursuant to contractual license agreements.  PokerPro systems may also include equipment used by the Company for demonstration or testing purposes.

PokerPro systems and Heads-Up Challenge units are transferred from the Company’s respective inventory accounts to the PokerPro systems and Heads-Up Challenge units accounts at the time the units are fully assembled, configured, tested and otherwise ready for use by a customer.  Because the configuration of each PokerPro system is unique to the specific customer environment in which it is being placed, the final steps to configure and test the unit generally occur immediately prior to shipment.  Depreciation expense for PokerPro systems begins in the month of transfer of each PokerPro system from the Company’s inventory account to the PokerPro systems account.

PokerPro systems, Heads-Up Challenge units  and property and equipment are stated at cost, less accumulated depreciation. The Company includes an allocation of direct labor, indirect labor and overhead for each PokerPro system. Costs not clearly related to the procurement, manufacture and implementation are expensed as incurred.  As PokerPro systems are returned from customer sites, the hardware components are dismantled and transferred to inventory at depreciated cost, and all labor, overhead and installation costs capitalized in connection with the original installation are expensed immediately. As the systems are returned to the Company’s warehouse, the various hardware components are individually taken apart, inspected, tested, thoroughly cleaned and refurbished with new components as needed for redeployment.  Unusable parts are scrapped. Refurbished systems are transferred from inventory to the PokerPro systems account and depreciated over their estimated useful life in a manner consistent with new PokerPro systems described above. In addition, when the Company’s products have been delivered but the revenue associated with the arrangement has been deferred, the Company transfers the balance from inventory to PokerPro systems. This balance is then charged to customer revenue as the related deferred revenue is recognized.

Depreciation is computed using the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally three years for PokerPro systems and Heads-Up Challenge units and five years for internal-use equipment and office furniture. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the improvement.  Expenditures for maintenance and repairs are expensed as incurred.

The Company evaluates property and equipment for impairment as an event occurs or circumstances change that would more likely than not reduce the fair value of the property and equipment below the carrying amount. If the carrying amount of property and equipment is not recoverable from its undiscounted cash flows, then the Company would recognize an impairment loss for the difference between the carrying amount and the current fair value. Further, the Company evaluates the remaining useful lives of property and equipment at each reporting period to determine whether events and circumstances warrant a revision to the remaining depreciation periods.

Offering costs: Offering costs incurred in connection with the Company’s equity offerings, consisting principally of legal, accounting and underwriting fees, have been charged to additional paid in capital.  As of December 31, 2009, approximately $3.2 million of offering costs on a cumulative basis had been incurred.   During 2009, no additional offering costs were incurred.

Income taxes: The Company accounts for income taxes and uncertain tax positions in accordance with generally accepted accounting principles. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The accounting for income taxes involves significant judgments and estimates and deals with complex tax regulations. The recoverability of certain deferred tax assets is based in part on estimates of future income and the timing of temporary differences (see Note 12 – “Income Taxes”).

Effective January 2007, the Company adopted the Financial Accounting Standards Board’s guidance on accounting for uncertainty in income taxes which  requires a company to evaluate whether the tax position will more likely than not be sustained upon examination by the appropriate taxing authority. It also provides guidance on how a company should measure the amount of benefit that the company is to recognize in its financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company's policy is to include interest and penalties recognized in conjunction with uncertain tax positions as a component of income tax expense. No interest or penalties were recognized to date as the amounts did not result in a reduction of income taxes previously payable by the Company.

Earnings (loss) per share: The Company computes earnings (loss) per share in accordance with generally accepted accounting principles which require presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing net income (loss) available to common shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted to common stock. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all potential dilutive shares due to their anti-dilutive effect.

Share-based compensation: The Company values its stock options issued based upon the Black-Scholes option pricing model and recognizes the compensation over the period in which the options vest.  There are inherent estimates made by management regarding the calculation of stock option expense, including volatility, expected life and forfeiture rate (see Note 11 – “Shareholders’ Equity – Stock Incentive Plan”).

For stock options issued subsequent to January 1, 2006, the Company recognizes compensation expense for options that vest over time using the straight-line attribution approach.  For time-based options issued prior to January 1, 2006, the Company continues to use the graded attribution approach. For performance-based options issued to third parties, compensation expense is determined at each reporting date in accordance with the fair value method. Until the measurement date is reached, the total amount of compensation expense remains uncertain. Compensation expense is recorded based on the fair value of the award at the reporting date and then revalued, or the total compensation is recalculated, based on the current fair value at each subsequent reporting date.

Warrants: The Company evaluates its outstanding warrants at issuance and at each quarter end.  As a result of its evaluation and analysis, management determined that its warrants should be classified as equity instruments in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments:   Under generally accepted accounting principles, fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  The fair value hierarchy for measurement and disclosure of the fair value for financial instruments is as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

The fair value of financial assets and liabilities is determined at each balance sheet date and future declines in market conditions, the future performance of the underlying investments or new information could affect the recorded values of the Company’s investments.

Subsequent Events: Management has evaluated all events and transactions that occurred from January 1, 2010 through the date these consolidated financial statements were issued, for subsequent events requiring recognition or disclosure in the financial statements. There were no material subsequent events required to be recognized or disclosed in the financial statements.

Reclassifications: Certain reclassifications of previously reported balances have been made to conform with the current presentation. These reclassifications primarily were to present revenues by segment and to present gross profit on the face of the statements of operations.   In connection with the presentation of gross profit, certain costs which had previously been classified as selling, general and administrative were reclassified to cost of revenue.  Management believes that the reclassifications improve the usefulness of the financial information for the reader and are consistent with the manner in which financial information is reviewed by management for internal decision making.  Such reclassifications had no impact on previously reported net loss or shareholders’ equity.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which amended the accounting requirements regarding revenue recognition for software. The objective of this update is to address the accounting for revenue arrangements that contain tangible products and software. This guidance is effective for fiscal years beginning on or after June 15, 2010 and allows for either prospective or retrospective application, with early adoption permitted. Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In October 2009, the FASB issued guidance which amended the accounting requirements regarding revenue recognition.  The objective of this update is to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This guidance is effective for fiscal years beginning on or after June 15, 2010 and allows for either prospective or retrospective application, with early adoption permitted.  Management is currently evaluating the impact that adoption of this guidance will have on the Company’s consolidated financial statements.

In August 2009, the FASB issued guidance on measuring liabilities at fair value.  The guidance addresses restrictions on the transfer of a liability and clarifies how the price of a traded debt security should be considered in estimating the fair value of the issuer’s liability.  The guidance is effective for our fourth quarter period beginning October 1, 2009. The adoption and application of this guidance did not have any effect on the Company's results of operations, financial condition, or cash flows.

In June 2009, the FASB adopted the FASB Accounting Standards Codification as the single source of authoritative non-governmental GAAP.  This codification supersedes all previously issued accounting pronouncements and consolidates technical accounting literature.  This codification was effective for interim and annual reporting periods ending after September 15, 2009. The adoption and application the FASB codification did not have any effect on the Company's results of operations, financial condition, or cash flows.  References to superceded accounting pronouncements have been replaced with references to the Codification sections and/or plain English explanations.

In May 2009, the FASB issued authoritative guidance on the accounting for and disclosure of events that occur after the balance sheet date. This guidance was effective for interim and annual financial periods ending after June 15, 2009. This guidance was amended in February 2010. It requires public reporting companies to evaluate subsequent events through the date that the financial statements are issued. The adoption did not impact our consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued guidance requiring disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements, as well as disclosures in summarized financial information at interim reporting periods. This statement was effective for interim reporting periods ending after June 15, 2009, and its adoption did not have a material effect on the Company’s results of operations, financial condition or cash flows.

Note 2.  Operations and Liquidity Management

Historically, the Company has incurred net losses and used cash from financing activities to fund its operations.  During 2009, the Company reduced its operating expenses in order to improve its operating results and use of cash.  The Company also renewed its credit facility, closed a private placement transaction and entered into several other transactions to improve its liquidity.  As of December 31, 2009, the Company’s cash balance was approximately $0.6 million and its availability from its credit line was approximately $0.8 million.  Cash used in operations for the year ended December 31, 2009 was approximately $(2.3) million.  The level of additional cash needed to fund operations and the Company’s ability to conduct its business for the next year is influenced primarily by the following factors:

Gaming:

●	The pace of growth and the related spending on market penetration, regulatory efforts and related investments in inventory.

●
The successful transition to a heavier mix of recurring revenue, which generates less upfront cash compared to selling directly to an international distributor but still requires significant investments in inventory.

Amusement:

●	The pace of growth and the related spending on investments in inventory and existing purchase commitments.

●	The successful transition of its domestic business to a recurring revenue licensing business and balancing that business with product sales internationally to generate cash flow.

Corporate:

●	Management’s ability to control operating expenses as the business grows internationally and becomes more geographically diverse.

●	Management’s ability to negotiate favorable payment terms with our customers and vendors.

●	Management’s ability to access the capital markets and maintain availability under its credit line.

●	The impact of the economy or other factors on customers and suppliers, including the impact on demand for the Company’s products and customers’ ability to pay on a timely basis.

Management’s operating plan for 2010 is to balance revenue growth with operating expense control and working capital management while carefully monitoring the impact of growth on cash needs and cash balances.  Should it become necessary, management plans to reduce expenditures related to inventory procurement and decrease variable operating expenses.  In addition, management may also seek to raise additional capital or expand its credit facilities to bolster liquidity and to accelerate business growth during 2010.

Note 3.  Investments in Auction Rate Securities (“ARS”)

As of December 31, 2008, the Company held investments in ARS, as well as a Rights Option issued by UBS Financial Services, giving the Company the right to put the ARS investments back to UBS at par for a specified period of time beginning on January 2, 2009.

On January 5, 2009, the Company exercised its rights under the UBS Rights Offering to sell the ARS investments to UBS at par.  As a result, the Company received $3.9 million from the sale of the ARS investments, liquidated its outstanding UBS Credit Facility in the amount of $2.9 million, which resulted in $1.0 million in net proceeds to the Company.  Since the investments were redeemed at par, there was no realized gain or loss associated with this transaction.  The Company has no remaining ARS investments and the UBS Credit Facility has been terminated.

The following table presents information about the Company's financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Level 3 Auction Rate Securities	Level 3 Rights Option	Level 3 Total

Balance at December 31, 2007	$-	$-	$-
Sales, net	-	-	-
Transfers to Level 3	3,275,710	624,290	3,900,000
Included in accumulated other comprehensive loss	-	-	-

Balance at December 31, 2008	$3,275,710	$624,290	$3,900,000
Sales, net	(3,275,710)	(624,290)	(3,900,000)
Transfers to Level 3	-	-	-
Included in accumulated other comprehensive loss	-	-	-
Balance at December 31, 2009	$-	$-	$-

Note 4.  Inventory

Inventory at December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008

Raw materials and components	2,141,139	$1,341,933
PokerPro systems in process	$458,078	611,974
Finished goods	$241,858	1,859,515
Reserve	$(358,836)	(266,323)
Inventory, net	$2,482,239	$3,547,099

Note 5.  Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008

Prepaid expenses	$103,053	$162,249
Other	66,792	50,973
Prepaid expenses and other assets	$169,845	$213,222

Deferred licensing fees, net	$364,482	$488,280
Other	69,383	53,934
Other assets	$433,865	$542,214

Note 6.  PokerPro Systems and Heads-Up Challenge Units

PokerPro systems and Heads-Up Challenge units at December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008

PokerPro systems	$7,831,243	$8,749,414
Less: accumulated depreciation	(5,423,082)	(4,928,038)
PokerPro systems, net	$2,408,161	$3,821,376

Heads-Up Challenge units	$622,263	$-
Less: accumulated depreciation	(51,838)	-
Heads-Up Challenge units, net	$570,425	$-

Note 7.  Property and Equipment

Property and equipment at December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008

Equipment	759,764	722,027
Leasehold improvements	199,948	189,917
Capitalized software	157,067	155,387
	1,116,779	1,067,331
Less: accumulated depreciation	(722,257)	(467,559)
Property and equipment, net	394,522	599,772

Capitalized software consists of purchased software, consulting and capitalized internal costs related to the purchase and implementation of a new internal-use enterprise resource management system.  Accumulated depreciation on capitalized software at December 31, 2009 was $61,024 and $8,668 at December 31, 2008.  The software portion of this systems investment was financed through a capital lease obligation (see Note 9, Debt).

Note 8.  Accrued Liabilities

Accrued liabilities at December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008

Accrued professional fees	$179,968	$117,167
Other liabilities and customer deposits	642,816	742,012
Accrued liabilities	$822,784	$859,179

Note 9.  Debt

The Company’s outstanding debt balances as of December 31, 2009 and December 31, 2008 consist of the following:

	December 31,	December 31,
	2009	2008

SVB Credit Facility	$-	$-
UBS Credit Facility	-	2,865,357
Founders' Loan	800,000	2,000,000
Capital lease obligation	38,635	62,539
Total debt	838,635	4,927,896
Current portion of debt	26,239	2,889,261
Long-term portion of debt	$812,396	$2,038,635

SVB Credit Facility:  The Company maintains a credit facility with Silicon Valley Bank to support the Company’s working capital needs (the “SVB Credit Facility”).  On July 23, 2009, the Company entered into amendments to the SVB Credit Facility, which extended the maturity date for the facility to July 23, 2010, adjusted the facility amount to have a Facility Limit of $2.5 million with maximum advances determined based on the composition of our eligible accounts receivable and inventory balances and modified certain other provisions of the facility.  The SVB Credit Facility has a one-year term and bears interest at an annual rate equal to the greater of 6.5% or prime plus 2.0%.

Based on the Company’s accounts receivable and inventory levels on December 31, 2009, as of such date availability was approximately $0.8 million with no borrowings outstanding.  The SVB Credit Facility includes covenants requiring the achievement of specified financial ratios and thresholds and contains other terms and conditions customary for this type of credit facility.  As of December 31, 2009, the Company was in compliance with these covenants.  The SVB Credit Facility is collateralized by security interests in substantially all of the assets of the Company and is senior to the Founders’ Loan.

As of December 31, 2009, there were no amounts drawn under the SVB Credit Facility.

UBS Credit Facility: On August 13, 2008, the Company entered into a Credit Line Agreement (the “Line of Credit”) with UBS Bank USA for a demand revolving line of credit with respect to the Company’s ARS held in an account with UBS.   On January 5, 2009, the Company exercised its rights under the UBS Rights Offering to sell the ARS investments to UBS at par.

 As a result, the Company liquidated its outstanding UBS Credit Facility in the amount of $2.9 million.  The Company has no remaining ARS investments, and the UBS Credit Facility has been terminated.

Founders’ Loan:   The Company entered into a loan agreement with Lyle A. Berman, James T. Crawford, Arthur L. Lomax and Gehrig H. White on March 24, 2008.  Messrs. Crawford, Lomax and White are the founders of the Company.  Each of the lenders is also a member of our board of directors, with Mr. Berman serving as Chairman and Mr. White serving as Vice Chairman.  The $2.0 million loan originally called for cash interest at 13% with all unpaid principal and interest payable on March 24, 2010.

On July 9, 2009, the Founders’ Loan was amended to provide that monthly interest payments may be made, at the election of the holder, in our common stock at a 13% annual interest rate pursuant to a formula or cash at a 9% annual interest rate.  In addition, the maturity date of the loan was extended to March 21, 2012.

On September 10, 2009, the Company entered into an agreement with Lyle A. Berman, James T. Crawford and Arthur L. Lomax to convert an aggregate $1.2 million principal amount of the loans into common stock.  Gehrig H. White and Arthur L. Lomax continue to hold $500,000 and $300,000 principal amounts, respectively, of the loans.

The loan contains no restrictive covenants and, following the conversion described above, is collateralized by security interests in 62 PokerPro systems. Such interests have been subordinated to the SVB Credit Facility.

As of December 31, 2009, the carrying value of the Founders’ Loan was $0.8 million and its fair value was approximately $0.8 million.

Capital Lease Obligation:   During 2008, the Company entered into capital lease obligations totaling $73,273 to finance the purchase of a new internal-use ERP system. These capital lease obligations bear interest at an annual rate of 9.4% and have a term of 36 months, resulting in monthly payments of $2,396.  At the end of the lease term, the Company has the option to purchase the software for $101.  The net book value of the assets under lease at December 31, 2009 was $96,044.  Related depreciation expense recognized for the years ended December 31, 2009 and 2008 was $51,784 and $8,668, respectively, resulting in accumulated depreciation of $61,024.

Note 10. Employee Benefit Plan

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. The plan allows eligible employees to defer 3% to 5% of their annual compensation. The Company matches the contributions equal to 100% on the first 3% of the deferral and 50% on the deferral from 3% to 5%. For the years ended December 31, 2009, 2008 and 2007 the Company’s contributions were $68,146, $134,478 and $110,473, respectively.

Note 11. Shareholders’ Equity

Common and Preferred Stock

Common Stock: There are 100,000,000 authorized shares of the Company’s common stock of which 14,015,658 and 11,021,429 were outstanding as of December 31, 2009 and December 31, 2008, respectively.

On April 23, 2007, the Company entered into a Securities Purchase Agreement, pursuant to which the Company issued and sold an aggregate of 1,444,444 shares of common stock in a private placement to certain investors for a purchase price of $9.00 per share.  The private placement, which was completed on April 26, 2007, resulted in gross proceeds of approximately $13.0 million and net proceeds of approximately $12.5 million after fees and expenses associated with the private placement including a cash placement-agent fee.

On August 13, 2009, the Company entered into a Stock Purchase Agreement with ICP Electronics, Inc. pursuant to which we agreed to sell 565,000 shares of common stock to ICP Electronics. The shares of common stock that were sold were valued at a price of $0.85 per share and were exchanged with ICP Electronics for 191 Heads-Up Challenge units for immediate delivery. As of October 9, 2009, the Company sold an additional 120,000 shares of common stock to ICP Electronics pursuant to the Stock Purchase Agreement dated October 9, 2009. The shares were valued at a price of $0.90 per share and were exchanged with ICP Electronics in payment for products and services. The shares were sold in reliance upon exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(6) and Regulation S. As of November 13, 2009, ICP Electronics owns 685,000, or 4.89%, of our outstanding shares.

On August 28, 2009, the Company completed a private placement for $500,000, issuing 686,090 shares.  Lyle A. Berman, our Chairman, invested $250,000 to purchase 328,947 shares at $0.76, the consolidated closing bid price immediately preceding the transaction.  A second investor invested $250,000 to purchase 357,143 shares at $0.70. The shares were sold in reliance upon exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(6) and Regulation 506 under the Securities Act.

On September 10, 2009, the Company entered into binding agreements with three debt holders to convert an aggregate of $1.2 million principal amount of loans into 1,445,784 shares of common stock, at a conversion price of $0.83 per share, which represented the consolidated closing bid price on the NASDAQ Capital Markets exchange as of the close of the trading day immediately preceding these transactions. Lyle A. Berman, James T. Crawford and Arthur L. Lomax, all members of our Board of Directors, agreed to participate in the debt conversion. Mr. Berman converted $500,000, Mr. Crawford converted $500,000 and Mr. Lomax converted $200,000 of outstanding loan principal to common stock, in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), pursuant to Section 3(a)(9) and Section 4(6) of the Act.

On October 15, 2009, the Company issued 51,515 shares of common stock at a price of $0.99 per share to the members of our Board of Directors for payment of board compensation for the third quarter of 2009.  The number of shares was determined by dividing board compensation by the average closing price on the NASDAQ Capital Market for the 10 business days preceding the end of the quarterly period.  Had the calculated average price per share been less than $0.71, the shares would have been issued at $0.71 per share, the closing bid price on the effective date of the Board Member Agreements.  The calculation of the average price per share was structured to comply with NASDAQ’s equity compensation rules which limit stock issuances to insiders at less than fair market value.

Preferred Stock: There are 5,000,000 authorized shares of preferred stock, none of which are outstanding as of December 31, 2009 and December 31, 2008.

Warrants

As part of the April 2007 private placement, the Company issued each Investor a warrant (the “Warrants”) to acquire additional shares of the Company’s common stock (together, the “Warrant Shares”).  The Warrants, which expire on April 26, 2012, were convertible into an aggregate of 505,555 Warrant Shares at an exercise price of $10.80 per Warrant Share. The Warrants contain customary anti-dilution provisions and certain demand and participatory registration rights. The Warrants also include a “cashless” exercise provision entitling the Investors to convert the Warrants into shares of the Company’s common stock.

On November 24, 2008, the Company entered into agreements (the “Warrant Modification Agreements”) with each of the holders of the Warrants.  Pursuant to the Warrant Modification Agreements, the Company and each of the Warrant holders agreed to amend the Warrants so that (1) the Original Exercise Price would be reduced to $0.50 per share (the “New Exercise Price”), and (2) the proportionate anti-dilution adjustment to increase the number of shares of the Company’s common stock issuable upon exercise of the Warrants under certain circumstances would be eliminated in all cases except upon payment of stock dividends, or subdivision or combination of shares (such as through stock splits or reverse stock splits).  The New Exercise Price was reached through independent negotiation with the holders of the Warrants in consideration of the elimination of the Proportionate Share Increase and not in any manner as an indication of the perceived value of the Company’s common stock.

Following the modification of the Warrants, 318,719 were redeemed, resulting in the issuance of 156,719 shares of common stock, and reducing the number of Warrants outstanding to 186,836 as of December 31, 2009.

Stock Incentive Plans

The Company’s shareholders have approved stock incentive plans, including the 2009 Stock Incentive Plan adopted at the 2009 Annual Shareholder’s Meeting, authorizing the issuance of stock option, restricted stock and other forms of equity compensation.   At December 31, 2009 and December 31, 2008, options to purchase 2,078,300 and 2,023,263 shares of common stock, respectively, were outstanding and held by certain directors, officers, employees and independent contractors of the Company. Pursuant to the approved stock incentive plans 1,015,950 shares remained available for grant as of December 31, 2009.

On September 22, 2009, the Company entered into agreements with ten option holders, including directors, officers, employees and consultants of the Company, to issue 832,000 new incentive stock options and contemporaneously cancel an equal amount of outstanding incentive stock options held by the option holders.  The new options which were issued have an exercise price of $0.81 per share of common stock, vest over a period of three years and have an expiration date of September 11, 2019.

The exchange transaction was a negotiated one and was approved in principle by the Company's shareholders at their 2009 Annual meeting. The Company's offer was made on September 11, 2009, with the exercise price based on the closing bid price on that date. The option holders were given the opportunity to evaluate the offer and to accept it effective September 22, 2009.  The new incentive options were issued in reliance upon an exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended, on the basis that the transactions represented an exchange of securities with the Company's existing security holders.  Total incremental estimated compensation cost related to the exchanged stock options was $177,393 and is included in share-based compensation expense in the consolidated statements of operations.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. Options granted under the plans generally vest over periods ranging from date of grant to four years and expire in ten years. Principal assumptions are as follows: (a) expected future volatility for the Company's stock price is based on a combination of the Company’s historical volatility and observed volatility rates of other companies in the gaming industry, (b) expected term is based on historical exercise data and forfeitures, (c) the forfeiture rate is derived from an expectation of future forfeitures and (d) the risk-free rate is the rate on U.S. Treasury securities with a maturity equal to, or closest to, the expected life of the options.

The amount of related expense calculated using the Black-Scholes option pricing model and recognized in 2009, 2008 and 2007 was $657,673, $1,106,113 and $822,349, respectively.

	2009	2008	2007
Expected Volatility	92% - 162%	45% - 111%	45%
Expected Dividends	0	0	0
Expected Term	6 yrs	6 yrs	5 - 6 yrs
Risk-free Rate	1.82% - 2.71%	1.52% - 3.49%	3.49% - 4.92%

A summary of option activity and changes during the year for the year ended December 31, 2009 is as follows:

		Weighted Average
	Shares	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	2,023,263	$8.06
Granted	1,563,500	0.81
Exercised	-	-
Forfeited	(1,508,464)	8.23
Expired	-	-
Outstanding at December 31, 2009	2,078,299	$2.48	8.9	$(3,719,692)

Exercisable at December 31, 2009	410,088	$7.48	6.1	$(2,783,389)

The weighted-average grant-date fair value of options granted during the years 2009, 2008 and 2007 was $0.62, $1.43 and $4.68, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 were $0, $0 and $114,138, respectively.

A summary of the status of non-vested shares as of December 31, 2009, and changes during the year ended December 31, 2009 is presented below:

	Shares	Weighted Average Grant Date FV
Balance at December 31, 2008	795,462	3.52
Granted	1,563,500	0.62
Forfeited	(484,888)	3.93
Vested	(205,863)	3.12
Balance at December 31, 2009	1,668,211	0.70

As of December 31, 2009, there was $1,081,299 of total unrecognized compensation cost related to non-vested options.  This cost is expected to be recognized over a weighted-average period of 23.26 months.

The total fair value of options vested during the years ended December 31, 2009, 2008 and 2007 was $786,703, $1,197,370 and $912,879, respectively.

Note 12. Income Taxes

The total income tax expense (benefit) provided on pretax income and its significant components were as follows:

	2009	2008	2007
Current tax expense:
Federal	$-	$-	$-
State	-	-	-
Foreign	107,865	262,905	-
	107,865	262,905	-
Deferred tax expense (benefit):
Federal	-	-	-
State	-	-	-
Foreign	-	-	-
	-	-	-
Total income tax expense (benefit):
Federal	-	-	-
State	-	-	-
Foreign	107,865	262,905	-
	$107,865	$262,905	$-

A reconciliation of the statutory federal income tax expense (benefit) at 34% to loss before income taxes and the actual income tax expense (benefit) is as follows:

	2009	2008	2007
Federal statutory income tax benefit	$(1,929,231)	$(2,507,795)	$(4,368,870)
Increases (reductions) in taxes due to:
Nondeductible stock-based compensation	245,448	357,614	230,415
State taxes, net of federal benefit	(41,858)	(59,450)	(220,264)
Research & experimentation credits	-	-	(73,171)
Increase in valuation allowance	1,794,584	2,102,751	4,234,797
FIN 48 and other	(68,943)	106,880	202,115
Prior year true-up	-	-	(5,022)
Foreign income tax	107,865	262,905	-
Income tax expense	$107,865	$262,905	$-

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes.  The net deferred tax assets and liabilities included in the consolidated financial statements include the following amounts:

	2009	2008
Deferred tax asset:
Start-up costs capitalization	$119,762	$137,681
Loss carryforwards	10,175,520	8,964,573
Depreciation	2,253,669	1,733,491
Tax credit carryforwards	370,770	286,244
Share-based compensation expense	169,945	156,904
Accounts receivable	55,898	-
Inventory	-	32,094
Other	1,094	30,430
	13,146,658	11,341,417

Deferred tax liability:
Accounts receivable	-	(31,045)
Inventory	(66,877)	-
Prepaid expenses	(15,239)	(40,413)
	(82,116)	(71,458)

	13,064,542	11,269,959
Less valuation allowance	(13,064,542)	(11,269,959)
Net deferred tax asset	$-	$-

As of December 31, 2009 and December 31, 2008, the Company has federal net operating loss carryforwards of approximately $27,638,000 and $24,427,000, respectively, North Carolina net economic loss carryforwards of approximately $12,270,000 and $11,311,000, respectively and California net operating losses in the amounts of approximately $490,000 and $431,000, respectively. Included in the federal net operating loss carryforward is a deduction for the exercise of nonqualified stock options. However, the net operating loss attributable to the excess of the tax deduction for the exercised nonqualified stock options over the cumulative deduction recorded in the consolidated financial statements is not recorded as a deferred tax asset. The benefit of the excess deduction of $37,000 will be recorded to additional paid in capital when the Company realizes a reduction in its current taxes payable. These carryforwards can be used to offset taxable income in future years, which expire through 2028. The Company also has research and experimentation tax credit carryforwards for federal of approximately $419,000. These credit carryforwards may be used to offset federal income taxes in future years through their expiration in 2027.

The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has assessed its earnings history and anticipated earnings, the expiration date of the carryforwards and other factors and has determined that valuation allowances should be established against the deferred tax assets as of December 31, 2009 and 2008.  The change in the valuation allowance of $1,794,583 for the year ended December 31, 2009 was due to the increase in net deferred tax assets, principally driven by increases in deferred tax assets related to depreciation of PokerPro systems, and loss carryforwards.

The following table summarizes the changes to the amount of unrecognized tax benefits for the years ended December 31, 2009 and 2008:

	2009	2008
Unrecognized tax benefits at January 1	$537,706	$191,896

Gross increases—tax positions in prior period	-	191,896
Gross decreases—tax positions in prior period	(118,799)	-
Gross increases—tax positions in current period	-	153,914
Gross decreases—tax positions in current period	-	-
Settlements	-	-

Unrecognized tax benefits at December 31	$418,907	$537,706

The Company files U.S. federal, U.S. state and Canadian tax returns. 2005 through 2009 tax years remain subject to examination by the IRS for U.S. federal tax purposes, as do U.S. state tax returns by the appropriate state taxing authorities and the Canadian tax returns by Revenue Canada.

The utilization of the Company's net operating losses may be subject to a substantial limitation should a change of ownership occur or have occurred, as defined under Section 382 of the Internal Revenue Code and similar state provisions. Such limitation could result in the expiration of the net operating loss carryforwards before their utilization. Currently, a valuation allowance equal to the total deferred tax assets has been established. As such, any limitation resulting from the expiration of the net operating loss carryforwards would be immaterial to the Company's financial condition or results of operations. Prior to any potential utilization, the Company does plan to undertake a detailed study in order to determine any potential § 382 limitations. The Company is unable to fully estimate the impact of any such § 382 limitations nor has it undertaken the steps necessary to fully estimate the potential benefits that may be available to it from the utilization of net operating losses in future periods.

Note 13. Related Party Transactions

Transactions with Aristocrat

During 2006, Aristocrat International Pty. Limited and its affiliates (“Aristocrat”) purchased shares of the Company’s common stock.  Aristocrat is a wholly owned subsidiary and affiliate of Aristocrat Leisure Limited, a leading global provider of gaming solutions that focuses primarily on video slot machines, progressive systems and casino management systems.  As of December 31, 2009 Aristocrat owned 12.9% of the Company’s common stock.

The Company’s distribution agreement provided Aristocrat with the sole and exclusive right to globally (excluding the United States and Canada) distribute, market, enter into license agreements and, under certain circumstances, manufacture the PokerPro system.  Aristocrat purchased PokerPro systems manufactured by the Company and paid the Company a portion of the license fees received from each customer in connection with Aristocrat’s licensing of the PokerPro system.  License fees and equipment sales to Aristocrat of $487,795 and $250,787, respectively, were recorded in 2009, while $608,724 and $3,777,862, respectively, were recorded during 2008.   As of December 31, 2009 and 2008, accounts receivable balances totaling $150,448 and $114,053, respectively, were due from Aristocrat and included in the accompanying Consolidated Balance Sheets.

Subsequent to December 31, 2009, the Company terminated its exclusive distribution agreement with Aristocrat.  See Note 16 of this report.

Transactions with ICP Electronics, Inc.

The Company purchased products and services from ICP Electronics, Inc., a Taiwan corporation (“ICP Electronics”) of $872,449 for the year ended 2009.  As of December 31, 2009, ICP Electronics had an accounts payable balance of $626 due from the Company which has been paid subsequent to quarter end.  As of December 31, 2009, the Company has contractual obligations with ICP Electronics totaling $835,539, which is included in the Company’s contractual obligation table in Item 2 of this report.

ICP Electronics is the holder of 4.89% of the issued and outstanding shares of Common Stock of the Company following a stock purchase transaction whereby the Company issued 565,000 shares of Common Stock in exchange for inventory valued at $480,250 based on a share price of $0.85 per share, which was the closing bid price on the day preceding the transaction. In connection with the stock purchase, the Company agreed to schedule its remaining purchase commitment with 24 monthly payments of $39,389 starting October 2009, with such payments being made in exchange for title to additional inventory.  As of October 9, 2009, the Company agreed to sell 120,000 shares of its common stock to ICP Electronics pursuant to the Stock Purchase Agreement dated July 31, 2009.  The shares were valued at a price of $0.90 per share and were exchanged with ICP Electronics in payment for products and services.

Transactions with Lyle A. Berman

On September 3, 2009, Lyle A. Berman, Chairman of PokerTek’s Board of Directors, participated in a private placement of the Company’s Common Stock.  Mr. Berman invested $250,000 to purchase 328,947 shares at $0.76, the consolidated closing bid price immediately preceding the transaction.

Office Lease

The Company currently leases its office and manufacturing facility from an entity owned and controlled by the Company’s President and Vice Chairman of the Board of Directors.  The entity purchased the building while the Company was already a tenant.  The lease terms were negotiated and are consistent with the rent paid by other tenants in the building.  Rent expense recorded for the leased space for the years ended December 31, 2009, 2008 and 2007 was $188,900, $219,600 and $160,766, respectively.

Founders’ Loan

The Company entered into a loan agreement with Lyle A. Berman, James T. Crawford, Arthur L. Lomax and Gehrig H. White on March 24, 2008.  Messrs. Crawford, Lomax and White are the founders of the Company.  Each of the lenders is also a member of our board of directors, with Mr. Berman serving as Chairman and Mr. White serving as Vice Chairman.  The $2.0 million loan originally called for cash interest at 13% with all unpaid principal and interest payable on March 24, 2010.

On July 9, 2009, the Founders’ Loan was amended to provide that monthly interest payments may be made, at the election of the holder, in our common stock at a 13% annual interest rate pursuant to a formula or cash at a 9% annual interest rate.  In addition, the maturity date of the loan was extended to March 21, 2012.

On September 10, 2009, the Company entered into an agreement with Lyle A. Berman, James T. Crawford and Arthur L. Lomax to convert an aggregate $1.2 million principal amount of the loans into common stock.  Gehrig H. White and Arthur L. Lomax continue to hold $500,000 and $300,000 principal amounts, respectively, of the loans.

The loan contains no restrictive covenants and, following the conversion described above, is collateralized by security interests in 62 PokerPro systems. Such interests have been subordinated to the SVB Credit Facility.  During 2009, the Company made $150,012 in aggregate interest payments in cash and issued 56,086 shares of stock in payment of interest.  1,445,784 shares were issued to certain of the lenders in connection with the conversion of $1.2 million of the outstanding debt balance.

Note 14. Commitments and Contingencies

Leases

The Company leases its corporate office and manufacturing facility under a lease agreement with a term of four years. The lease requires the Company to pay insurance and maintenance. This facility is approximately 14,400 square feet and is located in Matthews, North Carolina. This facility is leased by an entity owned and controlled by the Company’s President and Vice Chairman of the Board of Directors (see Note 13 – “Related Party Transactions”).

The Company also leases certain equipment under lease agreements with terms up to three years and a storage facility with a one-year term.

The following is a schedule by year of the future minimum lease payments due under agreements with terms extending beyond one year:

Year Ending December 31,	Amount
2010	$181,840
2011	97,600
Thereafter	-
$279,440

Rent expense for the years ended December 31, 2009, 2008 and 2007 was $232,921, $261,688 and $192,636, respectively.

Employment Agreements

The Company has entered into employment agreements with certain officers that include commitments related to base salaries and certain benefits. These agreements have terms of two years.

Reviews and Audits by Regulatory Authorities

The Company’s operations are subject to a number of regulatory authorities, including various gaming regulators, the Internal Revenue Service, and other state and local authorities.  From time to time, the Company is notified by such authorities of reviews or audits they wish to conduct.  The Company may be subject to other income, property, sales and use or franchise tax audits in the normal course of business.

Indemnification

The Company has entered into indemnification agreements with the members of its Board and corporate officers, which provides for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred in any action or proceeding.

The Company also indemnifies its casino customers from any claims or suits brought by a third party alleging infringement of a United States patent, copyright or mask work right.  The Company agrees to pay all costs and damages, provided the customer provides prompt written notice of any claim.

Legal Proceedings

The Company is subject to claims and assertions in the ordinary course of business. Legal matters are inherently unpredictable, and the Company's assessments may change based on future unknown or unexpected events.

On August 21, 2009, a complaint was filed against the Company in the United States District Court for the District of Nevada by Marvin Roy Feldman. The plaintiff is seeking unspecified monetary damages related to the Company's distribution of PokerPro in Mexico. Prior to filing the complaint, the plaintiff provided correspondence to the Company requesting $250,000 or four PokerPro tables as compensation.  While litigation is inherently unpredictable and subject to judicial and other risks beyond our control, we estimate the potential cost of this matter to range between  $0 and $250,000.  We believe that we have several meritorious defenses to these claims, and we intend to defend ourselves vigorously.

Note 15. Segment Information

The Company reports segment information based on the “management approach.” The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments.

The Company’s business is organized and reported in two segments, Gaming and Amusement, which are described in Note 1   – " Nature of Business and Significant Accounting Policies."  The Company evaluates the performance of its two segments primarily based on revenues and gross margin.  The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies."

The table below presents information about reported segments for the years ending December 31:

	Gaming	Amusement	Corporate and Other	Total

2009

Revenue	$5,413,822	$1,278,526	$-	$6,692,348
Cost of revenue	3,015,451	1,194,870	-	4,210,321
Gross profit	2,398,371	83,656	-	2,482,027
Depreciation and amortization	2,537,514	114,421	192,116	2,844,051
Capital expenditures	-	37,738	11,711	49,449
Assets at December 31, 2009	5,392,785	1,906,962	983,352	8,283,099

2008

Revenue	$9,668,656	$4,756,068	$-	$14,424,724
Cost of revenue	5,699,962	3,373,551	-	9,073,513
Gross profit	3,968,694	1,382,517	-	5,351,211
Depreciation and amortization	2,582,965	56,217	154,043	2,793,225
Capital expenditures	-	39,420	92,293	131,713
Assets at December 31, 2008	7,349,974	2,537,691	5,818,012	15,705,677

2007

Revenue	$3,807,244	$197,447	$-	$4,004,691
Cost of revenue	3,314,603	277,412	-	3,592,015
Gross profit	492,641	(79,965)	-	412,676
Depreciation and amortization	1,908,628	23,531	121,186	2,053,345
Capital expenditures	-	248,217	105,379	353,596
Assets at December 31, 2007	8,107,046	1,444,591	7,544,268	17,095,905

Amounts presented in the column labeled “Corporate and Other” primarily consist of assets that are not specifically associated with either segment, principally cash equivalents, investments and other corporate assets.

REVENUE BY GEOGRAPHIC AREA

Revenues by geographic area are determined based on the location of our customers. For fiscal 2009, 2008 and 2007, revenues from customers outside the United States accounted for 31%, 63% and 44% of consolidated revenue, respectively. The following is revenues and long-lived assets by geographic area as of and for the years ended December 31:

	2009	2008	2007
Revenue:
United States	$4,585,793	$5,299,984	$2,235,738
Europe	582,577	3,173,800	452,969
Canada	999,111	3,054,253	43,000
Australia	387,326	2,678,414	1,155,180
Other International	137,541	218,273	117,804
	$6,692,348	$14,424,724	$4,004,691

	2009	2008	2007
Long-lived assets, end of year
United States	$2,175,112	$3,513,275	$4,216,568
Mexico	983,961	-	-
Canada	490,933	1,231,518	1,506,245
Other	156,967	218,569	250,896
	$3,806,973	$4,963,362	$5,973,709

Note 16. Subsequent Events

International Distribution – On January 15, 2010, the Company terminated its Exclusive Distribution Agreement with Aristocrat.

The Company agreed to assume responsibility for (and take title to) certain PokerPro tables currently installed at specified customer locations. In return for transfer of these tables, the Company agreed to relieve Aristocrat of all responsibility and related costs to service, support, maintain, replace and repair those tables.

In addition, the Company entered into an Equipment Purchase Arrangement to purchase inventory held by Aristocrat on terms favorable to the Company. The Equipment Purchase Arrangement provides that the purchase price for the purchased equipment will be paid as the purchased equipment is deployed and revenues are received by the Company.  As revenues are received on a cash basis, the payment to Aristocrat will be calculated as 20% of the gross revenue attributable to each table, up to a specified cap.

On March 23, 2010, the Company received a letter from NASDAQ’s Listing Qualifications Department, dated March 16, 2010, which stated that the Staff had made a determination that the Company’s common stock would be delisted from The NASDAQ Capital Market.  The determination was based on the fact that the bid price of the Company’s common stock had not closed above $1.00 for a consecutive period of ten days during the preceding 180 days.  The Company has appealed the Staff’s determination to a Hearing Panel and will present its plan to regain compliance, which may include a reverse stock split and other discussion of events that will enable it to regain compliance within a time period granted by the Hearing Panel.  Such time period may last up to an additional 180 days.  Pending its appeal, the Company’s common stock will continue to be listed on The NASDAQ Capital Market.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Charged to Other Accounts	Deductions (Chargeoffs)	Balance at End of Period

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Year ended December 31, 2009	$81,403	$44,440	$31,327	$-	$157,170
Year ended December 31, 2008	21,062	14,672	45,669	-	81,403
Year ended December 31, 2007	19,301	47,129	-	45,368	21,062

INVENTORY RESERVE

Year ended December 31, 2009	$266,323	$92,513	$-	$-	$358,836
Year ended December 31, 2008	69,442	196,881	-	-	266,323
Year ended December 31, 2007	-	69,442	-	-	69,442

S-1

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations and should rely only on the information contained or incorporated by reference into this prospectus. This prospectus is an offer to sell only the shares offered hereby by the selling shareholders but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Prospectus

November 12, 2010

PokerTek, Inc.

2,247,843 Shares

Common Stock